Exhibit 99.1

GENMAB 2023 ANNUAL REPORT

Our Reporting Suite

●2023 Corporate Responsibility Report
(https://ir.genmab.com/static-files/c0341966-2b12-4013-ad8b-e21aeb167f1c)
●2023 Corporate Governance Report
●2023 Compensation Report

Our Corporate Responsibility, Corporate Governance and Compensation Reports for 2023 can be found on our website, Genmab.com.

GENMAB 2023 ANNUAL REPORT

Our 2030 Vision

By 2030, our KYSO® (knock-your-socks-off) antibody medicines are fundamentally transforming the lives of people with cancer and other serious diseases.

Our Core Purpose, Supporting Our 2030 Vision

Our unstoppable team will improve the lives of patients through innovative and differentiated antibody therapeutics.

Chair’s Statement

Dear Shareholder,

At Genmab, we strive to be our best for patients with cancer and other serious diseases and the stakeholders we serve. Our innovators and forward-thinkers work collaboratively to pioneer new antibody-based medicines and technologies, to inspire great ideas, and to support a shared vision of making a difference in the lives of patients. Genmab has grown our unstoppable team at all levels to create life-altering medicines, and to benefit our patients, employees, and the communities where we live and work.

EVOLUTION AT GENMAB

Genmab hit a major milestone in 2023, reaching 2,000 team members internationally. This exciting landmark is evidence of our hard work and laser-focus to power antibody medicines. Throughout our growth, we ensured that our teams act on our values: innovating, bringing great minds, cultures, and perspectives into the conversation, remaining patient-centric, and supporting our communities.

In our efforts to have a positive impact for patients with cancer and other serious diseases, our team has deepened our focus on patient advocacy this year. The patient perspective is paramount to innovation in research and development (R&D) and scientific advancement. Genmab's commitment to creating a meaningful difference is exemplified through our unwavering focus on understanding the unique experiences and stories that shape the patient journey. In 2023, Genmab colleagues participated in events that demonstrate our commitment and put our words into action. The Light the Night walk, a fundraising event supporting The Leukemia & Lymphoma Society that rallies U.S. local communities to honor and support those touched by cancer, is one shining example. With our increasing footprint, we had engagement in 16 communities in 12 states across the U.S.. By placing the patient at the forefront, Genmab not only aims to bring patient-centered treatments to market, but also seeks to address the practical and emotional aspects vital to the well-being of the patient communities we serve.

Genmab is preparing for upcoming global reporting requirements and other local reporting legislation that will guide our sustainability strategy in 2024 and beyond, including the EU’s Corporate Sustainability Reporting Directive (CSRD) and the U.S. Securities and Exchange Commission’s Climate-Related Disclosures.

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EXPERIENCED LEADERSHIP

We operate from a core set of values that underpins every decision we make. Our commitment to operating with integrity requires us to keep our minds focused on the future while remaining rooted in science and inspired by patients. Genmab strengthened our Executive Management in 2023 appointing Martine J. van Vugt, Ph.D. as our first Chief Strategy Officer. Beginning her professional career at Genmab in 2001, Dr. van Vugt has been active in business development since 2011.

In 2023, our Board of Directors continued to provide governance, guidance and dedicated leadership. Comprised of experts in their fields, the Board of Directors has supported organizational growth initiatives, driven global change, and contributed value across Genmab.

On behalf of the Board of Directors, I would like to thank Genmab’s dedicated team members, CEO Jan van de Winkel and the entire global leadership team for their inspiration and extraordinary leadership as well as our shareholders for your continued support.

Sincerely,

Deirdre P. Connelly
Board Chair

Letter from the CEO

Dear Shareholder,

New horizons inspired by our accomplishments

2023 was a standout year for Genmab. For many years our team was a small one, but it was dedicated – dedicated to the idea that Genmab’s innovations could someday make a difference in the lives of people with cancer.

That someday is today.

There are now eight approved medicines based on Genmab’s innovation and antibody expertise.

Epcoritamab became our second product on the market, approved as EPKINLY® in the U.S. and Japan and TEPKINLY® in Europe. With EPKINLY we are, for the first time in our history, the commercial lead in both the U.S. and Japan. Looking to the future, in 2024 we anticipate additional approvals in a new indication and the start of multiple Phase 3 trials with the goal of moving into earlier lines of therapy. This expansion reflects the robust clinical development program across B-cell malignancies that we’re continually developing with our partners at AbbVie Inc. (AbbVie). However, epcoritamab is only one of our exciting programs.

We also saw very good progress with Tivdak® (tisotumab vedotin-tftv) this year. With the positive results from both the confirmatory innovaTV 301 study in cervical cancer and data in head and neck cancer from the innovaTV 207 study, tisotumab vedotin has cleared our very high bar for continued investment in development. We are very pleased with our plans to actively engage with health authorities on the next steps for tisotumab vedotin in both of these indications, along with our partner, Pfizer Inc. (Pfizer).

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Acasunlimab (GEN1046 (BNT311, DuoBody®-PD-L1x4-1BB), developed with BioNTech SE (BioNTech), has also shown promise in second line non-small cell lung cancer (NSCLC). Based on preliminary data, we and our partner, BioNTech, are working with health authorities on next steps for the program and we look forward to presenting the data at a medical conference in 2024. Beyond acasunlimab, our successful partnership with BioNTech has also provided us with multiple other promising programs including the clinical-stage programs GEN1042 (BNT312, DuoBody-CD40x4-1BB), which generated encouraging data in multiple solid tumors in 2023, GEN1053 (BNT313, HexaBody®-CD27) and next in the clinic, GEN1059 (BNT314, DuoBody-EpCAMx4-1BB) and GEN1055 (BNT315, HexaBody-OX40).

Two other pipeline programs that advanced in 2023 are GEN1047 or DuoBody-CD3xB7H4 and GEN3017 or DuoBody-CD3xCD30. The Phase 1/2 trial of GEN1047 is currently in the dose expansion phase, an important step in progressing our CD3-based bispecific platform in solid tumors. GEN3017 started recruitment for a first-in-human clinical trial in hematological malignancies.

Our DuoBody partnership with Janssen Biotech, Inc. (Janssen) has continued to be fruitful. Three approved medicines have now come from this collaboration: RYBREVANT® (amivantamab), TECVAYLI® (teclistamab) and TALVEY™ (talquetamab), the latter of which was approved in both the U.S. and Europe in 2023. We believe the success of these bispecific programs highlights the potential of our innovative DuoBody technology and we look forward to seeing their continued development.

When Genmab made a strategic commitment to focus on our core competencies in the development of antibody therapies, we were focused specifically on medicines for cancer. However, our knowledge of specific immunological pathways and access to unique next-generation antibody formats that we harnessed to fight cancer can also be applied to create therapies for immune-mediated and inflammatory diseases (I&I). As such, this year we updated our vision that by 2030, our KYSO antibody medicines are fundamentally transforming the lives of people with cancer and other serious diseases.

Including indications beyond oncology made perfect sense as Genmab-created antibodies now marketed by our partners are approved in areas such as multiple sclerosis and thyroid eye disease. To this end in 2023 we partnered with argenx SE (argenx), giving us the opportunity to explore patients’ needs in oncology as well as I&I.

A proven way forward

The approval of our first two Genmab co-owned therapies established a way forward; a roadmap to explore and bring to patients novel treatments for cancer and other diseases. We have focused our attention to the present, and our eyes to the future; a future in which our KYSO antibody medicines can fundamentally transform the lives of patients for the better. We believe we will continue to bring hope with our proprietary technologies and antibody-based products. As such, our philosophy of strategic and disciplined development and growth has served us well and we plan to continue doing just that.

As we successfully grew our promising portfolio and built our teams, the time came in 2023 to build a new, larger headquarters site in Copenhagen. This state-of-the-art building marks how far we’ve come as a company and houses 500 team members, all pulling together towards a common goal under the same roof. Our Global R&D Center also expanded with the opening of the Accelerator, an iconic multi-tenant building nestled in the heart of the Utrecht Science Park, now home to the efforts of many more of our antibody experts and scientists.

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GENMAB 2023 ANNUAL REPORT

I am confident that in 2024, we will continue this momentum on our journey to become a biotech innovation powerhouse. Our success is only possible because of our talented and unstoppable team, the patients who participate in our clinical trials and their care partners, the investigators who run these trials, our partners who believe in the power of our cutting-edge technologies and antibody therapies, our supportive Board of Directors, and our shareholders who believe in our vision. Together we are creating a KYSO future. I thank you for your continued support.

Sincerely yours,

Jan van de Winkel, Ph.D.

President & Chief Executive Officer

2023 at a Glance

Operational

●	Multiple regulatory approvals granted to Genmab and AbbVie for EPKINLY/TEPKINLY
●	Successful launch of EPKINLY (epcoritamab-bysp) in the U.S. and Japan, a first in Genmab’s history
●	Regulatory submissions based on positive topline results from the follicular lymphoma (FL) cohort of the pivotal EPCORE™ NHL-1 epcoritamab study
●	Genmab and Pfizer[1] initiate discussions with regulatory authorities based on positive topline results from the innovaTV 301 and innovaTV 207 tisotumab vedotin studies
●	Decision on moving to late-stage development for acasunlimab (GEN1046/BNT311)
●	Multiple Investigational New Drug (IND) submissions
●	Entered into collaboration with argenx to jointly discover, develop and commercialize therapeutic antibodies with applications in immunology and oncology
●	Continued development of Genmab’s broader organizational infrastructure with the addition of over 500 new colleagues
●	Grand opening of new headquarters in Copenhagen, Denmark, and expansion of Genmab Research and Development Center (GRDC) in Utrecht, the Netherlands
●	Janssen’s TALVEY becomes 8th approved medicine applying Genmab innovation

Financial

●	DKK 142B
o	2023 year-end market cap
●	DKK 16,474M
o	2023 revenue
●	DKK 10,927M
o	2023 operating expenses, 70% invested in R&D
●	Liquidity and Capital Resources
o	Marketable securities – DKK 13,268M
o	Cash and cash equivalents – DKK 14,867M
o	Shareholders’ equity – DKK 31,610M

1 In March 2023, Genmab’s partner Seagen Inc. (Seagen) announced that it would be acquired by Pfizer. Pfizer closed the acquisition of Seagen on December 14, 2023. All references to Seagen in this document have been changed to Pfizer.

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* See Note 1.4 in the consolidated financial statements for details regarding the revision of prior period financial statements.

** 2020 Operating Profit impacted by one-time AbbVie upfront payment.

Consolidated Key Figures

(DKK million)
Income Statement	2019*	2020*	2021*	2022*	2023
Revenue	5,351	10,088	8,417	14,505	16,474
Cost of product sales	-	-	-	-	(226)
Research and development expenses	(2,386)	(3,137)	(4,181)	(5,562)	(7,630)
Selling, general and administrative expenses	(342)	(661)	(1,283)	(2,676)	(3,297)
Operating expenses	(2,728)	(3,798)	(5,464)	(8,238)	(10,927)
Operating profit	2,623	6,290	2,953	6,267	5,321
Net financial items	221	(409)	965	678	316
Net profit	2,151	4,740	2,957	5,452	4,352

Balance Sheet
Marketable securities	7,419	8,819	10,381	12,431	13,268
Cash and cash equivalents	3,552	7,260	8,957	9,893	14,867
Total non-current assets	1,183	2,352	1,891	1,901	2,150
Total assets	15,124	21,105	24,538	30,119	35,289
Shareholders' equity	14,028	19,083	22,107	27,282	31,610
Share capital	65	66	66	66	66

Cash Flow Statement
Cash flow from operating activities	1,326	6,433	2,228	3,912	7,380
Cash flow from investing activities	(1,983)	(2,351)	(961)	(2,761)	(1,282)
Cash flow from financing activities	3,660	71	(420)	(789)	(606)
Investments in intangible assets	(32)	-	-	-	(10)
Investments in tangible assets	(79)	(307)	(252)	(317)	(366)

Financial Ratios and Other Information
Basic net profit per share	34.16	72.72	45.22	83.38	66.64
Diluted net profit per share	33.80	71.94	44.77	82.59	66.02
Year-end share market price	1,481.50	2,463.00	2,630.00	2,941.00	2,155.00
Price / book value	6.86	8.52	7.85	7.11	4.50
Shareholders' equity per share	215.82	289.14	334.95	413.36	478.94
Equity ratio	93%	90%	90%	91%	90%
Shares outstanding	65,074,502	65,545,748	65,718,456	65,961,573	66,074,535
Average number of employees (FTE)**	471	656	1,022	1,460	2,011
Number of employees (FTE) at year-end	548	781	1,212	1,660	2,204

* See Note 1.4 in the consolidated financial statements for details regarding the revision of prior period financial statements.

** Full-time equivalent (FTE) or team member

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* See Note 1.4 in the consolidated financial statements for details regarding the revision of prior period financial statements.

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2024 Outlook

(DKK millions)	2023 Actual Result	2024 Guidance	2024 Guidance Mid-Point	2023 Growth %	2024 Growth %*
Revenue	16,474	18,700 - 20,500	19,600	14%	19%
Royalties	13,705	15,600 - 16,700	16,150	18%	18%
Net product sales/Collaboration revenue**	728	1,700 - 2,200	1,950	231%	168%
Milestones/Reimbursement revenue	2,041	1,400 - 1,600	1,500	-24%	-27%
Gross profit	16,248	18,000 - 19,500	18,750	12%	15%
Operating expenses	(10,927)	(12,400) - (13,400)	(12,900)	33%	18%
Operating profit	5,321	4,600 - 7,100	5,850	-15%	10%

*Mid-point of guidance range

**Net product sales and collaboration revenue consists of EPKINLY net product sales in the U.S. and Japan, and Tivdak (Genmab's share of gross profits) in the U.S. Collaboration revenue excludes one-off payment in 2022 from Pfizer of approximately USD 15 million (DKK 112 million) related to the sublicense of rights to develop and commercialize tisotumab vedotin in China to Zai Lab Hong Kong. This amount is included in Milestone/Reimbursement revenue for this presentation.

Revenue

Genmab expects its 2024 revenue to be in the range of DKK 18.7 – 20.5 billion, compared to DKK 16.5 billion in 2023. Our revenue in 2023 was driven primarily by DARZALEX® (daratumumab) royalties due to the continued strong growth of DARZALEX net sales partially offset by negative exchange rate movements between the USD and DKK and negative impact of applying the DARZALEX contractual annual Currency Hedge Rate.

Genmab’s projected revenue growth for 2024 is driven by higher royalties, net product sales and collaboration revenue. Royalty growth relates mainly to DARZALEX and Kesimpta® (ofatumumab) net sales growth. Net product sales and collaboration revenue growth driven by strong performance for both Tivdak and EPKINLY. Net product sales and collaboration revenue consists of EPKINLY net product sales in the U.S. and Japan, and Tivdak (50% gross profit share) in the U.S.

Genmab’s projected revenue for 2024 primarily consists of DARZALEX royalties of DKK 12.6 – 13.3 billion. Such royalties are based on estimated DARZALEX 2024 net sales of USD 10.9 – 11.5 billion compared to actual net sales in 2023 of approximately USD 9.7 billion. DARZALEX royalties are partly offset by Genmab’s share of Janssen’s royalty payments to Halozyme Therapeutics, Inc. (Halozyme) in connection with subcutaneous (SC) net sales as well as royalty reduction in countries and territories where there are no Genmab patents.

The remainder of Genmab’s revenue consists of royalties from Kesimpta, TEPEZZA, RYBREVANT, TECVAYLI, TALVEY and TEPKINLY, net product sales and collaboration revenue from EPKINLY and Tivdak, reimbursement revenue and milestones.

Operating Expenses

Genmab anticipates its 2024 operating expenses to be in the range of DKK 12.4 – 13.4 billion, compared to DKK 10.9 billion in 2023. The growth in operating expenses is to support Genmab’s continued portfolio advancement and investing for future product launches, including epcoritamab.

Operating Profit

Genmab expects its operating profit to be in the range of DKK 4.6 – 7.1 billion in 2024, compared to DKK 5.3 billion in 2023.

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Outlook: Risks and Assumptions

In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to, the achievement of certain milestones associated with Genmab’s collaboration agreements; the timing and variation of development activities (including activities carried out by Genmab’s collaboration partners) and related income and costs; DARZALEX, DARZALEX FASPRO® (daratumumab and hyaluronidase-fihj), Kesimpta, TEPEZZA, RYBREVANT, TECVAYLI, TALVEY and TEPKINLY net sales and royalties paid to Genmab; changing rates of inflation; and currency exchange rates (the 2024 guidance assumes a USD / DKK exchange rate of 6.8). The financial guidance assumes that no significant new agreements are entered into during 2024 that could materially affect the results.

The factors discussed above, as well as other factors that are currently unforeseeable, may result in further and other unforeseen material adverse impacts on Genmab’s business and financial performance, including on the sales of Tivdak and EPKINLY, and on the net sales of DARZALEX, Kesimpta, TEPEZZA, RYBREVANT, TECVAYLI, TALVEY and TEPKINLY by Genmab’s collaboration partners and on Genmab’s royalties, collaboration revenue and milestone revenue therefrom.

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Tokyo, JapanTokyo, Japanur Strategy
Our Strategy
Business Strategy	Priorities in 2023	Priorities for 2024	Link to Risk
Build a profitable and successful biotech ● Maintain a flexible and capital-efficient model ● Maximize relationships with partners ● Retain ownership of select products

Invest in our people and culture

●
Further scale organization aligned with differentiated antibody product portfolio growth and future launches

Become a leading integrated biotech innovation powerhouse

●
Use solid financial base to grow and broaden antibody product and technology portfolio

Invest in our people and culture

●
Further scale organization aligned with differentiated antibody product portfolio growth and future launches

Become a leading integrated biotech innovation powerhouse

●
Use solid financial base to grow and broaden antibody product and technology portfolio

Please refer to the risks included in this Annual Report.
Focus on core competence ● Identify the best disease targets ● Develop unique first-in-class or best-in-class antibodies ● Develop next-generation technologies

Build a world-class differentiated pipeline

●
 Acasunlimab (GEN1046/BNT311, DuoBody-PD-L1x4-1BB)[1]
o
Establish proof of concept data in solid tumor indication
●
GEN1042 (BNT312, DuoBody-CD40x4-1BB)[1]
o
Establish efficacy and safety data in solid tumor indication
o
Progress towards late-stage clinical development
●
Expand and advance proprietary clinical product portfolio

Build world-class differentiated pipeline

●
Acasunlimab (GEN1046/BNT311, DuoBody-PD-L1x4-1BB)[1]
o
Initiate Phase 3 study (2L NSCLC)
●
GEN1042 (DuoBody-CD40x4-1BB)[1]
o
Phase 2 data and determine next steps
●
Expand and advance proprietary
product portfolio

Please refer to the risks included in this Annual Report.

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Turn science into medicine ● Create differentiated antibody therapeutics with significant commercial potential

Bring our own medicines to patients

●
Epcoritamab[2]
o
Launch in relapsed/refractory diffuse large B-cell lymphoma (DLBCL)
o
Submit a supplemental Biologics License Application (sBLA)
o
Broaden clinical development program
●
Tivdak[3]
o
Progress successful uptake in second line (2L)+ recurrent or metastatic cervical cancer patients
●
Progress clinical development program

Bring our own medicines to patients & expand our markets

●
EPKINLY
o
Initiate three Phase 3 trials
o
Expand label to include relapsed/refractory FL
●
Tivdak
o
Initiate Phase 3 study in head and neck
●
Execute successful launches and growth in key markets

Please refer to the risks included in this Annual Report.
CSR Strategy	Priorities in 2023	Priorities for 2024	Link to Risk

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Commitment to our business-driven Corporate Social Responsibility (CSR) strategy, which focuses on four pillars:

●
Science-driven health innovations for patients
●
Employee well-being and vitality
●
Ethics and transparency
●
Environmental and community sustainability

●
Continue strong commitment to being a sustainable and responsible company
●
Further integrate environmental, social, and governance (ESG) into our strategic planning, operations and risk management processes
●
Further formalize total CO2 emissions mapping
●
Further define and communicate Genmab’s commitment to successfully attract, motivate, retain and reward top talent
●
Enhance diversity, equity and inclusion (DE&I) processes and efforts
●
Monitor regulatory landscape and prepare for new ESG-related reporting requirements

●
Continue to grow our commitment to being a sustainable and responsible company.
●
Ensure that policies and procedures are implemented in alignment with ESG-related reporting requirements, while continuing to monitor the regulatory landscape
●
Collaborate internally to integrate ESG into our strategic planning, business operations and risk management processes.
●
Continue to develop and deliver treatments to improve lives of patients
●
Minimize our carbon footprint and map our Greenhouse Gas (GHG) emissions
●
Promote the Company’s efforts to attract, retain, motivate and recognize diverse, world-class talent
●
Invest in DE&I processes and efforts which is critical to our future growth
Please refer to the risks included in Genmab’s 2023 Corporate Responsibility report, https://ir.genmab.com/static-files/c0341966-2b12-4013-ad8b-e21aeb167f1c

1. Co-development with BioNTech; 2. Co-development with AbbVie; 3. Co-development with Pfizer

Who We Are

Our Core Values

In our quest to turn science into medicine, we use these guideposts to transform the future of cancer treatment:

●	Passion for innovation
●	Determination — being the best at what we do
●	Integrity — we do the right thing
●	We work as one team and respect each other

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Genmab’s Growing Organization and Presence

●	Copenhagen, Denmark
o	Headquarters
o	Translational and Quantitative Sciences
o	Chemistry, Manufacturing and Controls (CMC) Operations
o	Development Operations
o	Quality Control (QC) Laboratory
o	Corporate Functions
●	Utrecht, The Netherlands
o	Discovery & Antibody Research
o	Translational and Quantitative Sciences
o	Development Operations
o	Corporate Functions
●	Princeton, U.S.
o	Translational and Quantitative Sciences
o	Clinical Development
o	Development Operations
o	U.S. Market Operations
o	Corporate Functions
●	Tokyo, Japan
o	Development Operations
o	Japan Market Operations
o	Corporate Functions

Our Key Accomplishments

Each of our achievements stands as evidence of our unyielding determination, including:

●	Two Genmab co-owned medicines on the market: Tivdak with Pfizer and EPKINLY/TEPKINLY with AbbVie
●	Six medicines that were created by Genmab, or that leverage Genmab’s DuoBody technology, are being developed and marketed by global pharmaceutical and biotechnology companies
●	Inventors of four proprietary antibody technologies
●	Growing proprietary clinical programs
●	Pioneers of a complex preclinical pipeline
●	Over 44 Investigational New Drugs (IND) filed by Genmab and/or partners, based on Genmab’s innovations and technology, since 1999
●	World-class team with antibody know-how, and expertise in R&D and commercial fields
●	Partnerships with industry leaders and innovators across the innovation ecosystem of pharma, biotech and academia
●	Solid financial foundation
●	Building and expanding our capabilities with more than 2,200 team members across our international locations

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Business Model

At Genmab, we have built a profitable and successful biotech that creates value for our stakeholders.

Our Strengths and Differentiators

●	World-class antibody biology knowledge and insight into disease targets
●	Discovery and development engine with proprietary technologies that allow us to build a world-class pipeline
●	In-house expertise with a solid track record of building successful strategic partnerships
●	Pipeline of potential best-in-class and first-in-class therapies
●	Experienced, diverse leadership team

Building a Fully Integrated Biotech Innovation Powerhouse

●	Team: creates flexible and adaptive infrastructure
●	Precision medicine, data science and artificial intelligence: key to accelerating development and ensuring the right therapies get to the right patients
●	Collaboration: reaches across the innovation ecosystem of pharma, biotech and academia, and drives our business forward
●	Strong financials: growing recurring revenues and focused investments

Research: track record of success and investing for tomorrow

Development: scaling up capabilities to expand from early- to late-stage development

Commercialization: building the next step in our evolution

Enabling functions: supporting growth and managing risk

Research and Development Capabilities

Inspired by Nature

At Genmab, we are inspired by nature and understand how antibodies work. We are deeply knowledgeable about antibody biology and our scientists harness this expertise to create and develop differentiated investigational antibody medicines. We utilize a sophisticated and highly automated process to efficiently generate, select, produce, and evaluate human antibody-based products. Our teams have established a fully integrated R&D enterprise and streamlined process to coordinate the activities of antibody product discovery, preclinical testing, manufacturing, clinical trial design and execution, and regulatory submissions across Genmab’s international operations. We have expanded our scientific focus to use data science and artificial intelligence to aid in the discovery of new targets and biomarkers and bolster our in-depth precision medicine and translational laboratory capabilities. Through our expertise in antibody drug development, we pioneer technologies that allow us to create differentiated and potentially first-in-class or best-in-class investigational medicines with the potential to improve patients’ lives. Our antibody expertise has enabled us to create our cutting-edge technology platforms: DuoBody, HexaBody, DuoHexaBody® and HexElect®.

Sustainable and State-of-the-Art Facilities

The Netherlands

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Genmab’s presence in the Netherlands is composed of three buildings in the Utrecht area: The GRDC and the Accelerator at the Utrecht Science Park and a Genmab office in nearby Zeist. All discovery and preclinical research is conducted at our GRDC and Accelerator facilities, which house state-of-the-art laboratories. The GRDC was one of the first Building Research Establishment Environmental Assessment Method (BREEAM) Excellent laboratory buildings in the Netherlands. The Accelerator, a multi-tenant ultra-modern R&D facility, was opened in 2023, enabling our continued growth trajectory. These three spaces are located in close proximity to other life science companies and a world-class research university. They accommodate modern auditoriums, and innovative brainstorming and meeting rooms. They provide a bright, open, and collaborative atmosphere and enable the Genmab team to continue to innovate and find new ways to help patients.

Denmark

Genmab introduced our own Good Manufacturing Practice (GMP) QC laboratory in 2023. The new space, leased in January, insources certain business-critical processes and capabilities for our early clinical development. With our growing pipeline and commercial ambitions, we are taking control of processes, prioritization, people, and timing and taking another tremendous step toward becoming an end-to-end biotech innovation powerhouse. In addition, Genmab’s new headquarters, now relocated in Valby, Copenhagen, opened its doors in summer 2023, a building designed specifically for Genmab.

United States

Genmab opened its United States (U.S.) facility in 2020. This space, modeled on the open and collaborative spirit of the R&D labs and offices in Utrecht and Zeist, includes both offices and laboratories. The U.S. precision medicine laboratories allow Genmab to expand our clinical and preclinical drug development expertise and are part of the strategic growth of the Company. As with the construction and design of our Utrecht facilities, our U.S. office and laboratories were designed and built with sustainability in mind and meet the requirements for Leadership in Energy and Environmental Design (LEED) Gold certification for sustainable design features. Additionally, 75% of the construction waste created when building out the facility was recycled, rather than being sent to a landfill.

Japan

Genmab’s Japan office is located in Roppongi, an international business district in the center of Tokyo. As a commercial hub and the newest of Genmab's locations, it offers an open and collaborative environment that fosters Genmab’s culture of innovation and teamwork. The office is designed to be environmentally friendly and uses renewable energy.

As Genmab continues to grow our geographical footprint, we will endeavor to do so with minimal impact to the environment and with sustainability as a key area of focus.

Bringing Our Own Innovative Medicines to Patients

We’re applying our legacy of innovation and patient-first purpose to how we deliver our own medicines to patients.

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As we become a fully integrated, end-to-end biotech, our teams are closely connected from discovery through commercialization and take a thoughtful approach to advancing our pipeline, optimizing our development programs, and ultimately bringing our antibody-based medicines to patients.

We have a clear focus on discovering, developing, and delivering medicines that are first or best-in-class and address areas of high unmet need. We are delivering on this focus as we bring our own innovative medicines to patients, first in the U.S. and Japan, and by working with our partners to bring our medicines to patients in other parts of the world.

As we bring a new medicine to market, our goal is to take a holistic approach that considers the whole patient journey, ensures the best possible experience for patients and their care teams, and ultimately positively impacts the broader healthcare system and society.

Delivering Innovative Options in Advanced Cervical Cancer

Despite advances in early intervention, advanced cervical cancer remains a disease with high medical need. Up to 16% of cervical cancer cases are diagnosed in the metastatic stage while up to 61% of earlier stage diagnoses will progress to metastatic disease.

In September 2021, with our partner, Pfizer, we launched Tivdak in the U.S., and it remains the first and only antibody drug conjugate (ADC) approved for the treatment of relapsed or refractory advanced cervical cancer. Tivdak is becoming a clear choice treatment in the 2L setting with more than 1,900 women estimated to have been treated as of December 2023.

Genmab and Pfizer created CeMe™ to bring a much-needed spotlight to the often hidden experience of living with advanced cervical cancer in the U.S. Today, the campaign has grown into a grassroots effort that is actively building a community and sense of belonging among those impacted by the disease.

Bringing the Potential of Bispecifics to Lymphoma

Large B-cell lymphomas (LBCL) are fast-growing, aggressive forms of non-Hodgkin’s lymphoma (NHL) that can be difficult to treat. DLBCL is the most common type. Despite advances in the treatment landscape, patients with advanced stage disease have been in need of options that can provide remission, are tolerable, and can be administered upon relapse.

In May 2023, EPKINLY was approved in the U.S. as the first bispecific antibody for the treatment of relapsed or refractory DLBCL after two or more lines of systemic therapy. It remains the only subcutaneously administered option today. EPKINLY was approved under accelerated approval based on response rate and durability of response. It is commercialized in the U.S. in partnership with AbbVie.

In Japan, NHL accounts for more than 90% of malignant lymphoma cases, but there has been no standard of care for patients with LBCL after two or more lines of systemic therapy. With its approval in September 2023 as the first and only bispecific antibody in Japan for the treatment of this indication as well as follicular lymphoma grade 3B (FL3B), EPKINLY is well positioned to address a significant unmet need for patients.

In 2023, epcoritamab was also approved in Canada as EPKINLY and in the EU and the UK under the brand name TEPKINLY.

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Patient impact happens when our medicines reach the people who need them and help them live better. MyNavCare™ Patient Support by Genmab was created to provide comprehensive services to patients prescribed Genmab medicines to help them navigate each step of their treatment journey.

Antibody Discovery and Development

We are experts in antibody discovery and development. Our appreciation for, and understanding of, the power of the human immune system gives us a unique perspective on how to respond to the constant challenges of oncology drug development. We entered a new chapter with the commercialization and launch of our first medicine, co-owned with Pfizer, in 2021, and we successfully launched our second medicine in 2023 under our collaboration with AbbVie.

Products and Technologies

Pipeline

At the end of 2023, Genmab’s proprietary pipeline of investigational medicines, of which we are responsible for at least 50% of development, consisted of nine antibodies in clinical development. These include Genmab’s approved medicines, Tivdak, which Genmab is co-developing globally and co-promoting in the U.S. in collaboration with Pfizer and EPKINLY/TEPKINLY, which Genmab is co-developing and co-commercializing in the U.S. and Japan in collaboration with AbbVie. In addition to our own pipeline, there are multiple investigational medicines in development by global pharmaceutical and biotechnology companies, including six approved medicines powered by Genmab’s technology and innovations. Beyond the investigational medicines in clinical development, our pipeline also includes multiple preclinical programs. An overview of the development status of our approved medicines and of each of our investigational medicines is provided in the following sections. Detailed descriptions of dosing and efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen A/S (Nasdaq Copenhagen) stock exchange and may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (SEC). Additional information is available on Genmab’s website, www.genmab.com. The information accessible through our website is not part of and is not incorporated by reference herein.

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Genmab’s Proprietary1 Products

Approved Medicines

Approved Product	Target	Developed By	Disease Indication
EPKINLY (epcoritamab-bysp, epcoritamab) TEPKINLY (epcoritamab)	CD3xCD20	Co-development Genmab/AbbVie

Approved in the U.S. and Europe for adult patients with relapsed or refractory DLBCL after two or more lines of systemic therapy and in Japan for adult patients with certain types of relapsed or refractory LBCL after two or more lines of systemic therapy[2]

Tivdak (tisotumab vedotin-tftv)	Tissue factor (TF)	Co-development Genmab/Pfizer	Approved in the U.S. for adult patients with recurrent/metastatic cervical cancer with disease progression on or after chemotherapy[2]

1Approved and investigational medicines where Genmab has ≥50% ownership, in co-development with partners as indicated.
2Refer to local country prescribing information for precise indication and safety information.

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Pipeline, Including Further Development for Approved Medicines

Product	Developed By	Disease Indications
Epcoritamab	Co-development Genmab / AbbVie	Relapsed/refractory DLBCL
		Relapsed/refractory FL
		First line DLBCL
		B-cell NHL
		Relapsed/refractory chronic lymphocytic leukemia (CLL) & Richter's Syndrome
		Indolent NHL pediatric patients
Tisotumab vedotin	Co-development Genmab / Seagen	Cervical cancer
		Solid tumors
Acasunlimab (GEN1046/BNT311, DuoBody-PD-L1x4-1BB)	Co-development Genmab / BioNTech	NSCLC
		Advanced endometrial cancer
		Solid tumors
DuoBody-CD40x4-1BB (GEN1042/BNT312)	Co-development Genmab / BioNTech	Solid tumors
HexaBody-CD38 (GEN3014)	Genmab[1]	Hematologic malignancies
DuoBody-CD3xB7H4 (GEN1047)	Genmab	Solid tumors
HexaBody-CD27 (GEN1053/BNT313)	Co-development Genmab / BioNTech	Solid tumors
GEN1056 (BNT322)	Co-development Genmab / BioNTech	Solid tumors
DuoBody-CD3xCD30 (GEN3017)	Genmab	Relapsed/refractory Hodgkin lymphoma & NHL

Most Advanced Development Phase

Pre-clinical
1
2
3

1Genmab is developing HexaBody-CD38 in an exclusive worldwide license and option agreement with Janssen.

In September 2023, Genmab discontinued the GEN3009 (DuoHexaBody-CD37) program, including the Phase 1/2 trial in B-cell NHLs (NCT04358458) due to a strategic evaluation of GEN3009 within the context of Genmab’s portfolio. The decision was not based on safety or regulatory concerns.

Programs Incorporating Genmab’s Innovation and Technology1

Approved Medicines

Approved Product	Discovered and/or Developed & Marketed By	Disease Indication(s)
DARZALEX (daratumumab)/DARZALEX FASPRO (daratumumab and hyaluronidase-fihj)	Janssen (Royalties to Genmab on net global sales)	Multiple myeloma (MM)[2]
Light-chain (AL) Amyloidosis

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Kesimpta (ofatumumab)	Novartis AG (Novartis) (Royalties to Genmab on net global sales)	Relapsing multiple sclerosis (RMS)[2]
TEPEZZA (teprotumumab-trbw)	Amgen Inc. (Amgen)[3] (under sublicense from Roche, royalties to Genmab on net global sales)	Thyroid eye disease (TED)[2]
RYBREVANT (amivantamab/amivantamab-vmjw)	Janssen (Royalties to Genmab on net global sales)	NSCLC[2]
TECVAYLI (teclistamab/teclistamab-cqyv)	Janssen (Royalties to Genmab on net global sales)	Relapsed and refractory multiple myeloma[2]
TALVEY (talquetamab/talquetamab-tgvs)	Janssen (Royalties to Genmab on net global sales)	Relapsed and refractory multiple myeloma[2]

1Approved and investigational medicines created by Genmab or created by collaboration partners leveraging Genmab’s DuoBody technology platform, under development, and where relevant, commercialized by a third party.
2See local prescribing information for precise indication and safety information.

3Previously Horizon Therapeutics plc (Horizon), acquired by Amgen in October 2023.

Pipeline, Including Further Development for Approved Medicines, ≥Phase 2 Development

*UltiMab transgenic mouse technology licensed from Medarex, Inc. (Medarex), a wholly owned subsidiary of Bristol-Myers Squibb.

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Genmab’s Proprietary Pipeline

Programs where Genmab has ≥50% ownership.

EPKINLY/TEPKINLY (epcoritamab)

Approved in the U.S., Europe and Japan

●	SC bispecific antibody created using Genmab’s DuoBody technology platform
●	Epcoritamab (approved as EPKINLY and TEPKINLY) has received regulatory approval in various indications and conditions in multiple territories
●	These approvals were based on data from the relapsed/refractory LBCL cohort of the pivotal EPCORE NHL-1 trial (NCT03625037). The approval in Japan was also based on the EPCORE NHL-3 trial (NCT04542824)
●	In November 2023, the European Medicines Agency (EMA) validated for review a Type II variation application for epcoritamab as monotherapy for the treatment of adult patients with relapsed or refractory FL after two or more lines of systemic therapy. The application was supported by data from the FL cohort of the EPCORE NHL-1 trial
●	Multiple ongoing clinical trials across different settings and histologies, such as Phase 3 trials in DLBCL, including a confirmatory trial in relapsed/refractory DLBCL as well as an ongoing trial in newly diagnosed DLBCL (EPCORE DLBCL-1, NCT04628494 and EPCORE DLBCL-2, NCT05578976) and a confirmatory trial in relapsed/refractory FL (EPCORE FL-1, NCT05409066) with more trials in planning
●	Co-developed and co-commercialized in collaboration with AbbVie

Epcoritamab is a proprietary bispecific antibody created using Genmab’s DuoBody technology platform. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically validated target on malignant B-cells. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of epcoritamab. Epcoritamab is marketed as EPKINLY in the U.S. and Japan and other regions, and as TEPKINLY in Europe. See local prescribing information for precise indications. In 2020, Genmab entered into a collaboration agreement with AbbVie to jointly develop and commercialize epcoritamab. The companies share commercialization responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab records sales in the U.S. and Japan and receives tiered royalties between 22% and 26% on remaining global sales outside of these territories, subject to certain royalty reductions. The companies have a broad clinical development program for epcoritamab including three ongoing Phase 3 trials and additional trials in planning.

Please consult the U.S. Prescribing Information for EPKINLY and the European Summary of Product Characteristics for TEPKINLY for the labeled indication and safety information.

FOURTH QUARTER UPDATES

●	December: Regulatory approval in Brazil.
●	December: Multiple presentations at the 65th American Society of Hematology (ASH) Annual Meeting, with four first clinical data disclosures, including the pivotal data in relapsed/refractory FL.
●	November: The EMA validated for review a Type II variation application for epcoritamab as monotherapy for the treatment of adult patients with relapsed or refractory FL after two or more lines of systemic therapy. The application was supported by data from the FL cohort of the EPCORE NHL-1 trial.

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●	November: The U.S. Food and Drug Administration (U.S. FDA) granted Breakthrough Therapy Designation (BTD) for epcoritamab for the same FL indication as noted above.
●	October: Additional regulatory approvals in Canada and the UK.

UPDATES FROM FIRST QUARTER TO THIRD QUARTER

●	September: The European Commission (EC) granted conditional marketing authorization for TEPKINLY as a monotherapy for the treatment of adult patients with relapsed or refractory DLBCL after two or more lines of systemic therapy.
●	September: The Japan Ministry of Health, Labour and Welfare (MHLW) approved EPKINLY (epcoritamab) for the treatment of adult patients with certain types of relapsed or refractory LBCL, including DLBCL, high-grade B-cell lymphoma (HBCL), primary mediastinal large B-cell lymphoma (PMBCL) and FL3B, after two or more lines of systemic therapy.
●	June: Genmab and AbbVie announced topline results from the FL cohort of the Phase 1/2 EPCORE NHL-1 clinical trial evaluating epcoritamab in patients with relapsed/refractory FL who received at least two prior lines of systemic therapy.
●	June: Epcoritamab was added to the National Comprehensive Cancer Network® (NCCN®) Clinical Practice Guidelines in Oncology (NCCN Guidelines®) for “B-cell Lymphomas” (Version 4.2023) for third-line and subsequent therapy for patients with DLBCL, including patients with disease progression after transplant or chimeric antigen receptor (CAR-T) cell therapy and as a Category 2A, preferred regimen for patients with histologic transformation of indolent lymphomas to DLBCL and no intention to proceed to transplant, including patients with disease progression after transplant or CAR-T cell therapy.
●	June: Multiple data presentations were featured at the 2023 American Society of Clinical Oncology (ASCO) Annual Meeting and the 2023 European Hematology Association (EHA) Congress. These included an oral presentation at both congresses on data from the Phase 1/2 EPCORE NHL-2 (NCT04663347) trial of epcoritamab in combination with rituximab and lenalidomide for patients with high-risk FL.
●	May: The U.S. FDA granted accelerated approval for EPKINLY for the treatment of adult patients with relapsed or refractory DLBCL, not otherwise specified (NOS), including DLBCL arising from indolent lymphoma, and HBCL, after two or more lines of systemic therapy.
●	March: The first patient was dosed in the Phase 2 EPCORE DLBCL-3 (NCT05660967) trial of epcoritamab as first-line treatment with or without lenalidomide in elderly patients with newly diagnosed DLBCL who cannot tolerate anthracycline therapy.
●	February: The first patient was dosed in the Phase 3 EPCORE DLBCL-2 trial evaluating SC epcoritamab combined with rituximab, cyclophosphamide, doxorubicin hydrochloride, vincristine and prednisone (R-CHOP) in adult patients with newly diagnosed DLBCL.
●	February: Expanded Access Program launched in collaboration with AbbVie, available for U.S. patients (NCT05733650).

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ongoing clinical Trials

Disease	Stage	Development Phase: Pre-clinical	1	2	3
DLBCL	Relapsed/Refractory	EPCORE DLBCL-1			
	Front-line + R-CHOP	EPCORE DLBCL-2			
	Front-line +/- lenalidomide	EPCORE DLBCL-3			
FL	Relapsed/Refractory (Combo)	EPCORE FL-1			
DLBCL & FL	Outpatient	EPCORE NHL-6			
B-NHL	Relapsed/Progressive/Refractory	EPCORE NHL-1			
	Relapsed/Progressive/Refractory (Japan)	EPCORE NHL-3			
	Relapsed/Refractory Pediatric	EPCORE Peds-1			
	Previously Untreated/Relapsed/Refractory (Combo)	EPCORE NHL-2			
	Previously Untreated/Relapsed/Refractory (China)	EPCORE NHL-4			
	Previously Untreated/Relapsed/Refractory (Combo)	EPCORE NHL-5			
CLL/Richter's Syndrome	Relapsed/Refractory	EPCORE CLL-1

About Diffuse Large B-cell Lymphoma

DLBCL is the most common type of B-cell NHL worldwide, accounting for approximately 30% of all NHL cases and comprising an estimated 30,400 U.S. cases in 2022. DLBCL can arise in lymph nodes as well as in organs outside of the lymphatic system, occurs more commonly in the elderly and is slightly more prevalent in men.1,2 DLBCL is a fast-growing type of NHL, a cancer that develops in the lymphatic system and affects B-cell lymphocytes, a type of white blood cell. For many people living with DLBCL, their cancer either relapses, which means it may return after treatment, or becomes refractory, meaning it does not respond to treatment. Although new therapies have become available, treatment management can remain a challenge.3,4

1. Sehn LH, Salles G. N Engl J Med. 2021;384:842-858.

2. Kanas G, Ge W, Quek RGW, et al. Leukemia & Lymphoma. 2022;63(1):54-63.

3. Sehn LH, Salles G. N Engl J Med. 2021;384:842-858.

4. Crump M, Neelapu SS, Farooq U, et al. Blood. 2017;130(16):1800-1808.

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About Follicular Lymphoma

FL is typically an indolent, or slow-growing, form of NHL that arises from B-cell lymphocytes.1 FL is the second most common form of NHL overall, accounting for 20% to 30% of all NHL cases, and representing 10% to 20% of all lymphomas in the Western world.2,3 Although FL is an indolent lymphoma, it is considered incurable with conventional therapy4,5 and patients who achieve remission also often experience relapse.6

1. What is Lymphoma? Lymphoma Research Foundation. https://lymphoma.org/aboutlymphoma/nhl/fl/. Accessed September 11, 2023.

2. Ma S. Risk factors of follicular lymphoma. Expert Opin Med Diagn. 2012;6:323-333. DOI: 10.1517/17530059.2012.686996.

3. Luminari S, Bellei M, Biasoli I, et al. Follicular lymphoma—treatment and prognostic factors. Rev Bras Hematol Hemoter. 2012;34:54-59. DOI: 10.5581/1516-8484.20120015.

4. Link BK, Day BM, Zhou X, et al. Second-Line and Subsequent Therapy and Outcomes for Follicular Lymphoma in the U.S.: Data From the Observational National LymphoCare Study. Br J Haematol. 2019;184(4):660-663. DOI: 10.1111/bjh.15149.

5. Ren J, Asche CV, Shou Y, Galaznik A. Economic Burden and Treatment Patterns for Patients With Diffuse Large B-Cell Lymphoma and Follicular Lymphoma in the USA. J Comp Eff Res. 2019;8(6):393-402. DOI: 10.2217/cer-2018-0094.

6. Lymphoma Research Foundation official website. https://lymphoma.org/understanding-lymphoma/aboutlymphoma/nhl/follicular-lymphoma/relapsedfl/. Accessed November 2023.

Tivdak (tisotumab vedotin-tftv)

First and Only U.S. FDA Approved ADC for Recurrent or Metastatic Cervical Cancer

●	An ADC directed to TF, a protein highly prevalent on solid tumors, including cervical cancer, which is associated with poor prognosis
●	Accelerated approval granted by the U.S. FDA for tisotumab vedotin-tftv, marketed as Tivdak, as the first and only approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy
●	U.S. FDA approval was based on data from the innovaTV 204 (NCT03438396) trial
●	In addition to a confirmatory Phase 3 trial in recurrent or metastatic cervical cancer (innovaTV 301, NCT04697628), clinical trials in other solid tumors are ongoing
●	Co-developed globally and co-promoted in the U.S. in collaboration with Pfizer

Tisotumab vedotin is an ADC composed of Genmab’s human monoclonal antibody directed to TF and Pfizer’s ADC technology that utilizes a protease-cleavable linker that covalently attaches the microtubule-disrupting agent monomethyl auristatin E to the antibody. Genmab used technology licensed from Medarex to generate the TF antibody forming part of tisotumab vedotin. Tisotumab vedotin-tftv, marketed as Tivdak, is the first and only U.S. FDA approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. Tisotumab vedotin is being co-developed by Genmab and Pfizer. Under a joint commercialization agreement, Genmab is co-promoting Tivdak in the U.S. and will lead commercial operational activities in Japan. Pfizer is leading commercial operational activities in the U.S. and will lead commercial operational activities in Europe and China. In these four markets there will be a 50:50 profit split. In other markets, Pfizer will commercialize Tivdak and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies have joint decision-making power on the worldwide development and commercialization strategy for Tivdak. The companies have a number of additional ongoing clinical trials for Tivdak, including a confirmatory Phase 3 trial in recurrent or metastatic cervical cancer, which met its primary endpoint of improved overall survival (OS) at predetermined, independent interim analysis in September 2023. Subject to discussions with regulatory authorities, the results from innovaTV 301 are intended to serve as the pivotal confirmatory trial for the U.S. accelerated approval and support global regulatory applications. The innovaTV 301 China extension

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trial (ZL-1309-002, NCT05866354) is ongoing, in collaboration with Zai Lab Limited under their agreement with Pfizer. In addition, we will actively engage with health authorities on next steps for tisotumab vedotin in squamous cell carcinoma of the head and neck based on data from the ongoing, open-label, multicenter innovaTV 207 (NCT03485209) Phase 2 trial.

Please consult the U.S. Prescribing Information for Tivdak for the labeled indication and safety information, including the boxed warning.

FOURTH QUARTER UPDATE

●	October: Data from the innovaTV 301 (ENGOT cx-12/GOG 3057) trial was presented during the Presidential Symposium at the European Society of Medical Oncology (ESMO) Congress 2023.

UPDATES FROM FIRST QUARTER TO THIRD QUARTER

●	September: The innovaTV 301 trial met its primary endpoint of OS at predetermined, independent interim analysis.
●	April: Data from the innovaTV 207 trial was presented as a poster at the American Association for Cancer Research (AACR) Annual Meeting, “Tisotumab vedotin in squamous cell carcinoma of head and neck: interim analysis from innovaTV 207.”
●	January: The NCCN updated their Clinical Practice Guidelines in Oncology for Cervical Cancer, moving tisotumab vedotin-tftv from “Other Recommended Regimens” to “Preferred Regimens” for second line or subsequent therapy in recurrent or metastatic cervical cancer.

KEY ONGOING clinical TRIALS

About Cervical Cancer

Cervical cancer remains a disease with high unmet need despite advances in effective vaccination and screening practices to prevent and diagnose pre-/early-stage cancers for curative treatment. Recurrent and/or metastatic cervical cancer is a particularly devastating and mostly incurable disease; up to 16% of adults are diagnosed with metastatic disease at diagnosis,1,2 and, for adults diagnosed at earlier stages who receive treatment, up to 61% will experience disease recurrence and progress to metastatic cervical cancer.3 It is

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estimated that in 2023, more than 13,960 new cases of invasive cervical cancer will be diagnosed in the U.S. and 4,310 adults will die from the disease.4

1. National Cancer Institute. SEER Cancer Stat Facts: Cervical Cancer. 2020. https://seer.cancer.gov/statfacts/html/cervix.html. Accessed November 22, 2023

2. McLachlan J, Boussios S, Okines A, et al. The impact of systemic therapy beyond first-line treatment for advanced cervical cancer. Clin Oncol (R Coll Radiol). 2017;29(3):153-60.

3. Pfaendler KS, Tewari KS. Changing paradigms in the systemic treatment of advanced cervical cancer. Am J Obstet Gynecol. 2016;214(1):22-30.

4. Key Statistics for Cervical Cancer. American Cancer Society. Atlanta, GA. 2023. https://www.cancer.org/cancer/types/cervical-cancer/about/key-statistics.html. Accessed November 22, 2023

Acasunlimab (GEN1046/BNT311)

Bispecific Next-Generation Immunotherapy

●	Bispecific antibody targeting PD-L1 and 4-1BB, created using Genmab’s DuoBody technology platform
●	Clinical trials in solid tumors ongoing, including Phase 2 trials in NSCLC (NCT05117242) and endometrial cancer (NCT06046274)
●	Co-developed in collaboration with BioNTech

Acasunlimab (GEN1046/BNT311, DuoBody-PD-L1x4-1BB) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for acasunlimab on a 50:50 basis. Acasunlimab is designed to induce an antitumor immune response by simultaneous and complementary PD-L1 blockade and conditional 4-1BB stimulation using an inert DuoBody format. Four clinical trials in solid tumors are ongoing, including Phase 2 trials in recurrent metastatic NSCLC and advanced endometrial cancer. Based on encouraging data from the Phase 2 trial in NSCLC, we are engaging with health authorities to determine next steps for the program.

UPDATE FROM FIRST QUARTER TO THIRD QUARTER

●	September: A Phase 2 open-label trial was initiated to determine the safety and preliminary activity of acasunlimab in combination with pembrolizumab in patients with advanced endometrial cancer.

GEN1042 (BNT312)

Potential First-in-Class Bispecific Agonistic Antibody

●	Bispecific antibody targeting CD40 and 4-1BB, created using Genmab’s DuoBody technology platform
●	Multiple clinical trials in solid tumors ongoing
●	Co-developed in collaboration with BioNTech

GEN1042 (BNT312, DuoBody-CD40x4-1BB) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1042 on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance both dendritic cells and antigen-dependent T-cell activation, using an inert DuoBody format. Multiple clinical trials of GEN1042 in solid

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tumors are ongoing.

GEN3014

HexaBody-based Investigational Medicine with Potential in Hematological Malignancies

●	Antibody targeting CD38, created using Genmab’s HexaBody technology platform
●	Phase 1/2 clinical trial (NCT04824794) in relapsed/refractory multiple myeloma and other hematological malignancies ongoing
●	Developed in an exclusive worldwide license and option agreement with Janssen

GEN3014 (HexaBody-CD38) is a human CD38 monoclonal antibody-based investigational medicine created using Genmab’s HexaBody technology platform. GEN3014 is a second generation CD38 targeting IgG1 antibody with a hexamerization-enhancing modification. GEN3014 is designed to induce antitumor activity through highly potent complement-dependent cytotoxicity (CDC) and antitumor activity, which is enhanced compared to daratumumab as demonstrated in previously presented preclinical data, and is effective at a wider range of target expression levels. In June 2019, Genmab entered into an exclusive worldwide license and option agreement with Janssen to develop and commercialize GEN3014. A Phase 1/2 clinical trial in hematologic malignancies is ongoing and includes a cohort comparing GEN3014 to daratumumab in CD38 monoclonal antibody-naïve relapsed or refractory multiple myeloma patients.

FOURTH QUARTER UPDATE

●	December: Poster presentation of first clinical data disclosure from the CD38 antibody-naïve relapsed/refractory multiple myeloma dose-expansion cohort in the Phase 1/2 trial presented at the 65th ASH Annual Meeting.

UPDATE FROM FIRST QUARTER TO THIRD QUARTER

●	June: Data was presented as a poster at the 2023 EHA Congress, “Pharmacodynamic activity of GEN3014 in patients with multiple myeloma supports superior complement dependent cytotoxicity of GEN3014 compared to daratumumab.”

GEN1047

Bispecific with Potential in Solid Tumors

●	Bispecific antibody targeting CD3 and B7H4, created using Genmab’s DuoBody technology platform
●	Phase 1/2 clinical trial (NCT05180474) in malignant solid tumors ongoing

GEN1047 (DuoBody-CD3xB7H4) is a bispecific antibody-based investigational medicine created using Genmab’s DuoBody technology platform. B7H4 is an immune checkpoint protein expressed on malignant cells in various solid cancers including breast, ovarian and lung cancer. In preclinical studies, GEN1047 induced T-cell mediated cytotoxicity of B7H4-positive tumor cells. GEN1047 is being developed for the potential treatment of solid cancer indications known to express B7H4. A Phase 1/2 clinical trial of GEN1047 in malignant solid tumors is ongoing and currently in the dose-expansion phase.

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GEN1053 (BNT313)

HexaBody-based Investigational Medicine with Potential in Solid Tumors

●	Antibody targeting CD27, created using Genmab’s HexaBody technology platform
●	Phase 1/2 clinical trial (NCT05435339) in solid tumors ongoing
●	Co-developed in collaboration with BioNTech

GEN1053 (HexaBody-CD27, BNT313) is a CD27 antibody that utilizes Genmab’s HexaBody technology, specifically engineered to induce on T cells CD27 clustering and thus to enhance T cell activation. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1053 on a 50:50 basis. A Phase 1/2 clinical trial of GEN1053 in solid tumors is ongoing.

GEN1056 (BNT322)

First-in-Human Study Recruiting

●	Phase 1 clinical trial (NCT05586321) in solid tumors ongoing
●	Co-developed in collaboration with BioNTech

GEN1056 (BNT322) is an antibody product being co-developed by Genmab and BioNTech for the treatment of solid tumors and for use in combination with other products. A first-in-human Phase 1 clinical study of GEN1056 in patients with advanced solid tumors is ongoing.

GEN3017

DuoBody-based Investigational Medicine in the Clinic

●	Bispecific antibody targeting CD3 and CD30, created using Genmab’s DuoBody technology platform
●	Phase 1 clinical trial (NCT06018129) in relapsed or refractory classical Hodgkin lymphoma and NHL ongoing

GEN3017 (DuoBody-CD3xCD30) is a bispecific antibody-based investigational medicine created using Genmab’s DuoBody technology platform. CD30 is highly expressed in multiple hematologic malignancies, including classical Hodgkin lymphoma and anaplastic large cell lymphoma. In preclinical studies, GEN3017 induced potent T-cell mediated cytotoxicity of CD30-expressing tumor cells in vitro, which was associated with induction of CD4+ and CD8+ T-cell activation, proliferation and cytokine production. GEN3017 is being developed for the potential treatment of certain hematological malignancies. A Phase 1/2 clinical trial of GEN3017 in relapsed or refractory classical Hodgkin lymphoma and NHL is ongoing.

UPDATES FROM FIRST QUARTER TO THIRD QUARTER

●	September: The first patient was dosed in the first-in-human Phase 1/2 trial of GEN3017 in relapsed or refractory classical Hodgkin lymphoma and NHL.
●	May: IND application was submitted for GEN3017.

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Preclinical Programs

●	Broad preclinical pipeline that includes both partnered products and in-house programs based on our proprietary technologies and/or antibodies
●	Multiple new IND applications expected to be submitted over the coming years
●	Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline

Our preclinical pipeline includes immune effector function enhanced antibodies developed with our HexaBody technology platform and bispecific antibodies created with our DuoBody technology platform. We are also collaborating with our partners to generate additional new antibody-based product concepts. A number of the preclinical programs are conducted in cooperation with our collaboration partners.

FOURTH QUARTER UPDATE

●	November: An IND was approved for GEN1055/BNT315 (HexaBody-OX40), which is being co-developed by Genmab and BioNTech. The first preclinical disclosure of GEN1055 occurred during the ESMO Immuno-Oncology Congress in December.

UPDATES FROM FIRST QUARTER TO THIRD QUARTER

●	August: An IND was submitted for GEN1059/BNT314 (DuoBody-EpCAMx4-1BB), which is being co-developed by Genmab and BioNTech. The first preclinical disclosure of GEN1059 occurred during the ESMO Congress in October.
●	April: Genmab and argenx entered into a collaboration agreement to jointly discover, develop and commercialize novel therapeutic antibodies with applications in immunology, as well as in oncology therapeutic areas. As per the agreement, argenx and Genmab will each have access to the suites of proprietary antibody technologies of both companies to advance the identification of lead antibody candidates against differentiated disease targets. Under the terms of the agreement, argenx and Genmab will jointly discover, develop and commercialize products emerging from the collaboration while equally sharing costs as well as any potential future profits. The collaboration will initially focus on targets within immunology and cancer with the potential to expand.

Approved Medicines Incorporating Genmab’s Innovations and Technology

In addition to Genmab’s own pipeline of investigational medicines, our innovations and proprietary technology platforms are applied in the pipelines of global pharmaceutical and biotechnology companies. These companies are running clinical development programs with antibodies created by Genmab or created using Genmab’s proprietary DuoBody bispecific antibody technology platform. The programs run from Phase 1 development to approved medicines.

The information in this section includes those therapies that have been approved by regulatory agencies in certain territories. Under the agreements for these medicines Genmab is entitled to certain potential milestones and royalties.

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DARZALEX (daratumumab)

Redefining the Treatment of Multiple Myeloma

●	First-in-class human CD38 monoclonal antibody
●	Developed and commercialized by Janssen under an exclusive worldwide license from Genmab
●	Intravenous (IV) formulation approved in combination with other therapies and as monotherapy for certain multiple myeloma indications
●	First and only SC CD38-directed antibody approved for the treatment of certain multiple myeloma indications, known as DARZALEX FASPRO in the U.S., and as DARZALEX SC in Europe
●	SC daratumumab is the first and only approved therapy for AL amyloidosis in the U.S., Europe and Japan
●	2023 net sales of DARZALEX by Janssen were USD 9,744 million

Daratumumab is a human monoclonal antibody that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells and is also expressed by AL amyloidosis plasma cells. Genmab used technology licensed from Medarex to generate the CD38 antibody. Daratumumab is being developed and commercialized by Janssen under an exclusive worldwide license from Genmab. Under the terms of the agreement, Genmab receives royalties between 12% and 20% with Janssen reducing such royalty payments for Genmab’s share of Janssen’s royalty payments made to Halozyme as well as in countries and territories where there are no Genmab patents. Please refer to Note 5.6 of the financial statements for further details regarding the daratumumab collaboration with Janssen. Daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration) is approved in a large number of territories for the treatment of adult patients with certain multiple myeloma indications and is the only approved therapy in the U.S., Europe and Japan for the treatment of adult patients with AL amyloidosis.

Please consult the European Summary of Product Characteristics for DARZALEX and DARZALEX SC and the U.S. Prescribing Information for DARZALEX and DARZALEX FASPRO for the labeled indication and safety information.

Kesimpta (ofatumumab)

Approved in the Treatment of RMS

●	Human CD20 monoclonal antibody developed and commercialized by Novartis under a license agreement with Genmab
●	Approved in territories including the U.S., EU and Japan for treatment of RMS in adults
●	First B-cell therapy that can be self-administered by patients at home using the Sensoready® autoinjector pen

Ofatumumab is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody. Ofatumumab, marketed as Kesimpta, is approved in territories including the U.S., Europe and Japan for the treatment of certain adult patients with RMS. Kesimpta is the first B-cell therapy that can be self-administered by patients at home using the Sensoready autoinjector pen, once monthly after starting therapy. Ofatumumab is being developed and marketed worldwide by Novartis under a license agreement

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between Genmab and Novartis. Under the terms of the agreement, Genmab receives a 10% royalty on net sales of Kesimpta, and Genmab pays a royalty to Medarex based on Kesimpta net sales. Please refer to Note 5.6 of the financial statements for further details regarding the ofatumumab collaboration with Novartis.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for Kesimpta.

TEPEZZA (teprotumumab-trbw)

First U.S. FDA Approved Medicine for the Treatment of TED

●	Developed and commercialized by Amgen for the treatment of TED
●	First and only U.S. FDA approved medicine for the treatment of TED
●	Also being explored in a clinical trial for the treatment of diffuse cutaneous systemic sclerosis (dcSSC)

Teprotumumab-trbw, approved by the U.S. FDA under the trade name TEPEZZA, is a human monoclonal antibody that targets the Insulin-like Growth Factor 1 Receptor (IGF-1R), a validated target. Genmab used technology licensed from Medarex to generate the IGF-1R antibody. The antibody was created by Genmab under a collaboration with Roche. Development and commercialization of the product was subsequently conducted by Horizon under a sublicense from Roche. In October 2023, Amgen completed its acquisition of Horizon, including all commercialization and development of teprotumumab. Under the terms of Genmab’s agreement with Roche, Genmab receives a mid-single digit royalty on net sales (as defined) of TEPEZZA. Please refer to Note 5.6 of the financial statements for further details regarding the teprotumumab collaboration.

Please consult the U.S. Prescribing Information for the labeled indication and safety information for TEPEZZA.

RYBREVANT (amivantamab)

First Regulatory Approvals for a DuoBody-based Medicine

●	Part of Genmab and Janssen DuoBody research and license agreement
●	First approved medicine created using Genmab’s proprietary DuoBody technology
●	Under the agreement with Janssen, Genmab is eligible to receive milestones and receives royalties on net sales of RYBREVANT

In July 2012, and as amended in December 2013, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of these, Janssen’s amivantamab, is a fully human bispecific antibody that targets epidermal growth factor receptor (EGFR) and cMet, two validated cancer targets. The two antibody libraries used to produce amivantamab were both generated by Genmab. In collaboration with Janssen, the antibody pair used to create amivantamab was co-discovered. Janssen is responsible for the development and commercialization of amivantamab.

In 2021, Janssen received approvals in the U.S., Europe and other markets for amivantamab, marketed as RYBREVANT, for the treatment of certain adult patients with NSCLC with EGFR exon 20 insertion mutations. These were the first regulatory approvals for a therapy that was created using Genmab’s

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proprietary DuoBody bispecific technology platform. Under our agreement with Janssen, Genmab is eligible to receive milestones and receives royalties between 8% and 10% on net sales of RYBREVANT subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions. Genmab pays a royalty to Medarex based on RYBREVANT net sales. Please refer to Note 5.6 of the financial statements for further details regarding the DuoBody collaboration with Jansen.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for RYBREVANT for the labeled indication and safety information.

TECVAYLI (teclistamab)

Bispecific Antibody Approved for the Treatment of Relapsed and Refractory Multiple Myeloma

●	Part of Genmab and Janssen DuoBody research and license agreement
●	Second approved medicine created using Genmab’s proprietary DuoBody technology
●	Under the agreement with Janssen, Genmab is eligible to receive milestones and receives royalties on net sales of TECVAYLI

In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently discovered and developed by Janssen is teclistamab, a bispecific antibody that targets CD3, which is expressed on T-cells and B-cell maturation antigen (BCMA), which is expressed in mature B lymphocytes.

In August 2022, Janssen received conditional marketing authorization from the EC for subcutaneously administered teclistamab, marketed as TECVAYLI, as monotherapy for the treatment of adult patients with relapsed and refractory multiple myeloma. Patients must have received at least three prior therapies, including an immunomodulatory agent, a proteasome inhibitor, and a CD38 antibody and have demonstrated disease progression on the last therapy. In October 2022, Janssen received U.S. FDA approval of TECVAYLI (teclistamab-cqyv) for the treatment of adult patients with relapsed or refractory multiple myeloma, who previously received four or more prior lines of therapy, including a proteasome inhibitor, immunomodulatory drug and CD38 monoclonal antibody.

TECVAYLI is the second therapy created using Genmab’s proprietary DuoBody bispecific technology platform to receive regulatory approval. Under our agreement with Janssen, Genmab is eligible to receive milestones and receives a mid-single digit royalty on net sales of TECVAYLI subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions. Please refer to Note 5.6 of the financial statements for further details regarding the DuoBody collaboration with Jansen.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for TECVAYLI for the labeled indication and safety information.

TALVEY (talquetamab)

Bispecific Antibody Approved for the Treatment of Relapsed and Refractory Multiple Myeloma

●	Part of Genmab and Janssen DuoBody research and license agreement

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●	Fourth approved medicine created using Genmab’s proprietary DuoBody technology
●	Under the agreement with Janssen, Genmab is eligible to receive milestones and receives royalties on net sales of TALVEY

In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently discovered and developed by Janssen is talquetamab, a bispecific antibody that targets CD3, which is expressed on T-cells and G protein-coupled receptor, family C, group 5, member D (GPRC5D), an orphan receptor expressed in malignant plasma cells.

In August 2023, Janssen received accelerated approval from the U.S. FDA for subcutaneously administered talquetamab-tgvs, marketed as TALVEY, for the treatment of adult patients with relapsed or refractory multiple myeloma who have received at least four prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and a CD38 antibody. Subsequently Janssen received conditional marketing authorization from the EC for TALVEY for the treatment of adult patients with relapsed and refractory multiple myeloma who have received at least three prior therapies, including an immunomodulatory agent, a proteasome inhibitor, and a CD38 antibody, and have demonstrated disease progression on the last therapy.

TALVEY is the fourth therapy created using Genmab’s proprietary DuoBody bispecific technology platform to receive regulatory approval. Under our agreement with Janssen, Genmab is eligible to receive milestones and receives a mid-single digit royalty on net sales of TALVEY subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions. Please refer to Note 5.6 of the financial statements for further details regarding the DuoBody collaboration with Jansen.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for TALVEY for the labeled indication and safety information.

Antibody Technologies

Antibodies are Y-shaped proteins that play a central role in immunity against bacteria and viruses (also known as pathogens). As we develop immunity, our bodies generate antibodies that bind to pathogen structures (known as antigens), which are specific to the pathogen. Once bound, the antibodies attract other parts of the immune system to eliminate the pathogen. In modern medicine, we have learned how to create and develop specific antibodies against antigens associated with diseased human cells for use in the treatment of diseases such as cancer and autoimmune disease. Genmab uses several types of technologies to create antibodies to treat disease and has developed proprietary antibody technologies including the DuoBody, HexaBody, DuoHexaBody and HexElect technology platforms. Information about these technologies can be found in the following sections and at www.genmab.com/research-innovation/antibody-technology-platforms/.

We also use or license several other technologies to generate diverse libraries of high-quality, functional antibodies. In addition, we use or license technologies to increase the potency of some of our antibody therapeutics on a product-by-product basis, including ADCs. ADCs are antibodies with potent cytotoxic agents coupled to them. By using antibodies that recognize specific targets on tumor cells, these cytotoxic agents are preferentially delivered to the tumor cells.

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Our Proprietary Technology Platform Suite

Platform	Principle	Applications
DuoBody	Bispecific antibodies	Dual-targeting: • Recruitment (e.g., T cells) • Tumor heterogeneity
HexaBody	Target-mediated enhanced hexamerization	Enhanced potency: • CDC • Target clustering, outside-in signaling, apoptosis
DuoHexaBody	Bispecific antibodies with target-mediated enhanced hexamerization	Dual-targeting + enhanced potency: • CDC • Target clustering, outside-in signaling, apoptosis
HexElect	Two co-dependent antibodies with target-mediated enhanced hexamerization	Dual-targeting + enhanced potency and selectivity: • Co-dependent unlocking of potency • New target space, previously inaccessible

DuoBody Technology Platform

Innovative Technology for Bispecific Antibody Therapeutics

●	Bispecific antibody technology platform
●	Potential in cancer, autoimmune, infectious, cardiovascular, central nervous system diseases and hemophilia
●	Commercial collaborations with AbbVie, Janssen and BioNTech among others, plus multiple research collaborations
●	Multiple regulatory approvals for medicines created using the DuoBody technology platform

The DuoBody technology platform is Genmab’s innovative platform for the discovery and development of bispecific antibodies. Bispecific antibodies bind to two different epitopes (or “docking” sites) either on the same or on different targets (also known as dual-targeting). Dual-targeting may improve binding specificity and enhance therapeutic efficacy or bring two different cells together (for example, engaging a T cell to kill a tumor cell). Bispecific antibodies generated with the DuoBody technology platform can be used for the development of therapeutics for diseases such as cancer, autoimmune, infectious, cardiovascular, central

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nervous system diseases and hemophilia. DuoBody molecules combine the benefits of bispecificity with the strengths of conventional antibodies, which allows DuoBody molecules to be administered and dosed the same way as other antibody therapeutics. Genmab’s DuoBody technology platform generates bispecific antibodies via a versatile and broadly applicable process that is easily performed at high throughput, standard bench, as well as at commercial manufacturing scale. Genmab uses the DuoBody technology platform to create its own bispecific antibody programs and the technology is also available for licensing. Genmab has numerous alliances for the DuoBody technology platform including commercial collaborations with AbbVie, Janssen, Novo Nordisk, BioNTech and Immatics.

Genmab’s proprietary DuoBody technology platform has been applied to a variety of bispecific antibody products in development, both in our own pipeline and in programs being developed by collaboration partners. The technology has been validated by the continued advancement of these investigational medicines through clinical development, including four approved medicines.

v

The innovative DuoBody technology platform generates bispecific antibodies via a fast, versatile and broadly applicable process called controlled Fab-arm exchange. With only minimal protein engineering, the technology allows the binding arms of two distinct monoclonal antibodies to exchange, combining into one stable bispecific antibody, thereby retaining regular immunoglobulin structure and function. The DuoBody technology platform is also highly suitable for high throughput generation, screening and discovery of bispecific antibodies in final therapeutic format.

DuoBody Collaborations

Advancing Our Pipeline

AbbVie

On June 10, 2020, Genmab entered into a broad oncology collaboration agreement with AbbVie to jointly develop and commercialize products including epcoritamab (DuoBody-CD3xCD20), and subsequently into a discovery research collaboration for up to four future differentiated antibody therapeutics for cancer. The companies will share commercial responsibilities for epcoritamab in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab is the principal for net sales in the U.S. and Japan and will receive tiered royalties on remaining global sales outside of these territories. For any product candidates developed as a result of the companies’ discovery research collaboration, Genmab and AbbVie will share responsibilities for global development and commercialization in the U.S. and Japan. Genmab retains the right to co-commercialize these products, along with AbbVie, outside of the U.S. and Japan.

Under the terms of the agreement, Genmab has the potential to receive regulatory and sales milestone payments, as well as tiered royalties between 22% and 26% on net sales for epcoritamab outside the U.S. and Japan. Except for these royalty-bearing sales, the parties will share in profit from the sale of epcoritamab on a 50:50 basis. If all four next-generation antibody product candidates developed as a result of the discovery research collaboration are successful, Genmab is eligible to receive up to USD 2.0 billion in option exercise and success-based milestones. Genmab and AbbVie split 50:50 the development costs related to epcoritamab, while Genmab will be responsible for 100% of the costs for the discovery research programs up to opt-in. Please refer to Note 5.6 of the financial statements for further details regarding the collaboration with AbbVie.

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BioNTech

In May 2015, Genmab entered an agreement with BioNTech to jointly research, develop and commercialize bispecific antibody-based investigational medicines using Genmab’s DuoBody technology platform. Under the terms of the agreement, BioNTech will provide proprietary antibodies against key immunomodulatory targets, while Genmab provides proprietary antibodies and access to its DuoBody technology platform. Genmab paid an upfront fee of USD 10 million to BioNTech. If the companies jointly select any antibody-based product candidates for clinical development, development costs and product ownership will be shared equally going forward. If one of the companies does not wish to move an antibody product forward, the other company is entitled to continue developing it on predetermined licensing terms. The agreement also includes provisions which will allow the parties to opt out of joint development at key points. Genmab and BioNTech currently have two bispecific antibody products in clinical development, acasunlimab (GEN1046/BNT311, DuoBody-PD-L1x4-1BB) and GEN1042 (BNT312, DuoBody-CD40x4-1BB). In August 2023 an IND was submitted for an additional bispecific program, GEN1059 (BNT314, DuoBody-EpCAMx4-1BB).

Our Innovative Technology in Action

Janssen

In July 2012, and as amended in December 2013, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using our DuoBody technology platform.

Three of the DuoBody-based investigational medicines created under this collaboration, RYBREVANT (amivantamab), TECVAYLI (teclistamab) and TALVEY (talquetamab) have received regulatory approval in territories including the U.S. and Europe. Genmab is eligible to receive milestone payments and receives royalties on net sales of each commercialized DuoBody medicine. Please refer to Note 5.6 of the financial statements for further details regarding the DuoBody collaboration with Janssen.

Novo Nordisk

In August 2015, Genmab entered an agreement to grant Novo Nordisk commercial licenses to use the DuoBody technology platform to create and develop bispecific antibody candidates for two therapeutic programs that would target a disease area outside of cancer therapeutics. After an initial period of exclusivity for both target combinations, Novo Nordisk extended exclusivity of the commercial license for one target combination in 2018, now in clinical development as Mim8. Under the exclusive license agreement, Genmab is entitled to potential milestones and will be entitled to mid-single digit royalties on sales of Mim8, should it receive regulatory approval.

Collaborations Across the Pharma and Biotech Ecosystem

Immatics

In July 2018, Genmab entered into a research collaboration and exclusive license agreement with Immatics to discover and develop next-generation bispecific immunotherapies to target multiple cancer indications. Genmab received an exclusive license to three proprietary targets from Immatics, with an option to license up to two additional targets at predetermined economics. Under the terms of the agreement, Genmab paid Immatics an upfront fee of USD 54 million and Immatics is eligible to receive up to USD 550 million in development, regulatory and commercial milestone payments for each antibody product, as well as tiered royalties on net sales.

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HexaBody Technology Platform

Creating Differentiated Therapeutics

●	Enhanced potency antibody technology platform
●	Broadly applicable technology that builds on natural antibody biology
●	HexaBody-based investigational medicines in clinical development; HexaBody-CD38 (GEN3014) and HexaBody-CD27 (GEN1053/BNT313)

The HexaBody technology platform is a proprietary Genmab technology that is designed to increase the potency of antibodies. The HexaBody technology platform builds on natural biology and strengthens the natural killing ability of antibodies while retaining regular structure and specificity. The technology allows for the creation of potent therapeutics by inducing antibody hexamer formation (clusters of six antibodies) after binding to their target antigen on the cell surface. We have used the HexaBody technology platform to generate antibodies with enhanced complement-mediated killing, allowing antibodies with limited or absent killing capacity to be transformed into potent, cytotoxic antibodies. In addition to complement-mediated killing, the clustering of membrane receptors by the HexaBody technology platform can lead to subsequent outside-in signaling leading to cell death. The HexaBody technology platform creates opportunities to explore new antibody-based product candidates and repurpose drug candidates unsuccessful in previous clinical trials due to insufficient potency. The HexaBody technology platform is broadly applicable and can be combined with Genmab’s DuoBody technology platform (DuoHexaBody technology platform) as well as other antibody technologies. The technology has the potential to enhance antibody therapeutics for a broad range of applications including cancer and infectious diseases. Genmab is using the HexaBody technology platform for its own antibody programs and the technology is also available for licensing. Two HexaBody-based investigational medicines are currently in clinical development. Genmab entered into an exclusive worldwide license and option agreement with Janssen to develop and commercialize GEN3014 (HexaBody-CD38), a next-generation CD38 monoclonal antibody-based investigational medicine. In 2022, Genmab and BioNTech expanded their global strategic collaboration to include co-development of monospecific antibody candidates leveraging the HexaBody technology. The first antibody in the clinic under this collaboration is GEN1053 (BNT313, HexaBody-CD27). In October 2023 an IND was submitted and approved on November 3, 2023 for an additional HexaBody-based program, GEN1055 (BNT315, HexaBody-OX40).

DuoHexaBody Technology Platform

Combining Dual-Targeting and Enhanced Potency

●	Antibody technology that combines DuoBody and HexaBody technology platforms
●	Creates bispecific antibodies with target-mediated enhanced potency

The DuoHexaBody technology platform is a proprietary technology that combines the dual targeting of our DuoBody technology platform with the enhanced potency of our HexaBody technology platform, creating bispecific antibodies with target-mediated enhanced hexamerization. We previously had one investigational medicine created with the DuoHexaBody technology platform in the clinic, GEN3009 (DuoHexaBody-CD37). This program was discontinued in the third quarter of 2023 due to a strategic evaluation of GEN3009 within the context of Genmab’s portfolio. The decision was not based on safety or regulatory concerns.

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HexElect Technology Platform
Enhancing Selectivity and Potency

●	Antibody technology platform inspired by the HexaBody technology platform
●	Combines dual-targeting with enhanced selectivity and potency

The HexElect antibody technology platform is Genmab’s newest proprietary antibody technology. This technology combines two HexaBody molecules designed to effectively and selectively hit only those cells that express both targets by making the activity of complexes of HexaBody molecules dependent on their binding to two different targets on the same cell. The HexElect technology platform maximizes efficacy while minimizing possible toxicity, potentially leading to more potent and safer investigational medicines.

Corporate Social Responsibility and Sustainability Commitments

We are committed to being a sustainable, socially responsible biotech company. This commitment is anchored in our vision, core purpose and values, focused for impact through our CSR strategy, and lived every day by our team. It is fundamental to the way we do business.

How We Carry Out Our CSR Initiatives

We are committed to complying with all laws, codes, and standards applicable to our business and operations. We also prioritize the well-being and vitality of our teams and actively seek to minimize our impact on the environment. We have high ethical standards and aim to conduct business with companies and within countries that share our ethical commitment including our support for the protection of internationally proclaimed human rights.

We track trends, benchmark and examine our ESG activities, policies and disclosures on our journey to building a sustainable, socially responsible biotech company.

We are committed to transparency and continued improvement of our climate disclosures. To this end, we support the Task Force on Climate-related Financial Disclosures (TCFD) recommendations as we believe they provide a useful framework to increase transparency on climate-related risks and opportunities. We want to reduce our environmental footprint and aim to provide additional disclosures on climate-related topics in the future as we incorporate the TCFD recommendations into our business. Please refer to “Genmab’s Task Force on Climate-related Financial Disclosures” in this report for more information.

We follow the Sustainability Accounting Standards Board (SASB) framework to disclose critical measurements on ESG activities relevant to our business.

We are committed to ensuring our actions benefit our direct stakeholders (patients, customers, team members, collaboration partners and shareholders) and society as a whole.

To this end, our CSR strategy focuses on four key pillars:

●	Science-Driven Health Innovations for Patients
●	Employee Well-Being and Vitality

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●	Ethics and Transparency
●	Environmental and Community Sustainability

We have implemented CSR-related policies, procedures and programs to ensure that the value we provide to our stakeholders is long-lasting. We are guided by the following tenets, which support our CSR pillars.

1.	We use our world-class knowledge in antibody biology and expertise in innovative antibody technology to develop cancer treatments to have a positive impact on society.
2.	We care for our employees’ health, well-being, safety and development and promote a collaborative culture that fosters passion for innovation, integrity, determination, and respect.
3.	We believe that DE&I are fundamental to achieving our vision and are committed to championing a corporate culture that accepts and promotes uniqueness and empowers each team member to bring their authentic self to work in a safe, open and respectful environment.
4.	We operate our business with the utmost integrity, seeking to do the right thing in all aspects of our business and integrate compliance, ethics and transparency into our business practices, policies and procedures.
5.	We maintain a highly ethical organization, promote our Code of Conduct to employees and engaging with partners and suppliers committed to the same level of ethics in their operations.
6.	We aim to reduce our impact on the environment by refining our processes and incorporating best practices into our operations as we strive to reduce our environmental footprint, minimize waste and decrease use of hazardous material.
7.	We monitor and evaluate targets for ESG activities, measure our impact and communicate our progress.
8.	We engage with and support the communities in which we operate.

CSR Governance

Our CSR governance is led by the Board of Directors. Our Board of Directors’ Nominating and Corporate Governance Committee oversees our CSR efforts and provides recommendations to the Board on corporate responsibility and sustainability matters. Additionally, the Board of Directors’ Audit and Finance Committee oversees our ESG reporting requirements.

Our CSR Committee, which is co-chaired by our CEO and the Senior Vice President of Global Communications and Corporate Affairs, provides direction on CSR strategy and associated policies and ensures we carry out our CSR activities effectively and communicate them clearly and openly. Our CSR Global Council and Global Sustainability Working Group help us implement and enhance our CSR strategy, while our newly established Sustainability Task Force supports the collection, assurance and disclosures on ESG-related reporting requirements.

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Genmab’s Task Force on Climate-related Financial Disclosures

Sustainable growth and a focus on our environmental impact are key to Genmab’s evolution into a fully integrated biotechnology powerhouse.
Topic	Recommended Disclosures	Genmab’s Disclosures
Governance	Describe the board’s oversight of climate-related risks and opportunities.

Our Board of Directors Nominating and Corporate Governance Committee oversees our CSR efforts and provides recommendations to the Board on corporate responsibility and sustainability matters. Additionally, the Board Audit and Finance Committee oversees our ESG reporting requirements.

Describe management’s role in assessing and managing climate-related risks and opportunities.

Our CSR Committee, which is co-chaired by our CEO and the senior vice president of global communications and corporate affairs, provides direction on CSR strategy and associated policies. Our CSR Global Council and Global Sustainability Working Group help us implement and enhance our CSR strategy, while our newly established Sustainability Task Force supports the collection, assurance and disclosures on ESG-related reporting requirements.

Strategy

Describe the climate-related risks and opportunities the

organization has identified over the short, medium and long term.

Describe the impact of

climate-related risks and

opportunities on the

organization’s businesses,

strategy and financial

planning.

Genmab has conducted scenario analysis on the potential transition and physical risks and opportunities related to climate change, at 1.5 – 2°C and 4°C of warming, across our value chain, in the short term (2030), and medium/long term (2040/2050). Below is a brief summary of the key potential risks identified:

Description of potential risks identified 1.5 – 2°C, short term:

●
Transition risk resulting from emerging certification, regulation and carbon taxation, pricing, and tariffs and related costs of compliance and the switch to low carbon materials and technologies
●
Transition risk resulting from increased focus of investors and regulators on ESG performance in investment decision-making, increasingly connecting access to capital and investment to ESG and climate performance
●
Transition risk resulting from shift in consumer preferences and talent attraction criteria toward climate and responsibility

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●
Physical risk of disruption of supply chains due to changes in weather patterns and extreme weather events
●
Physical risk resulting from more frequent and severe heat waves, leading to increased cooling costs

Description of potential risks identified 1.5 – 2°C, medium/ long term:

●
Physical risk of disruption of supply chains and operations due to changes in weather patterns and increase in frequency of extreme weather events
●
Physical risk resulting from more frequent and severe heat waves, leading to increased cooling costs
●
Physical risk resulting from coastal flooding, potentially disrupting operations and the supply chain

Description of potential risks identified 4°C, short term:

●
Physical risk of disruption of supply chains, acute limited supply, and increased cost of raw materials due to changes in weather patterns and extreme weather events
●
Physical risk resulting from frequent and severe heat waves, leading to increased cooling costs
●
Physical risk of disruption of supply chain, operations and distribution, resulting from increased acute flooding

Description of potential risks identified 4°C, medium/long term:

●
Transition risk resulting from fragmented regulatory efforts to curb runaway climate change through cost of compliance with carbon taxation, pricing, etc.
●
Physical risk resulting from acute, severe and frequent extreme weather events, leading to disruption of operations, supply chain and distribution, damage to physical assets and inventory, as well as increase in raw materials cost and insurance costs
●
Physical risk resulting from acute and severe heat waves, leading to instability of supply chains, increased energy costs for cooling and loss of inventory

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● Physical risk resulting from sea level rise and coastal flooding, leading to disruption of operations and supply chains, damage to physical assets, inventory

Describe the climate-related risks and opportunities the organization has identified over the short, medium and long term.

Describe the impact of

climate-related risks and

opportunities on the organization’s businesses,

strategy and financial planning.

Brief summary of the key potential climate

related opportunities:

Description of potential opportunities identified

1.5 – 2°C and 4°C:

●Cost savings from the use of new technologies, more energy efficient/low carbon production and distribution
●Cost savings and reduced exposure to resource and water scarcity through, for instance, the use of recycling
●Increase resilience, adaptation and cost savings from efficient and green buildings
●Cost savings and lowered exposure to carbon pricing and other regulations
●Reputational gains with stakeholders and potential employees from focus on climate-related topics

Describe the impact of climate-related risks and opportunities on the organization’s businesses, strategy and financial planning.

Climate-related risks and opportunities identified will be considered and integrated as part of Genmab’s Enterprise Risk Management (ERM) program, financial planning and strategy. To play our part in mitigating the physical impacts of climate change and curbing warming, Genmab will commit to a climate target, to reduce our GHG emissions in line with the Paris Agreement.

Describe the resilience of the organization’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.

Genmab has conducted qualitative climate-related scenario analysis. Four scenarios spanning 1.5 – 2°C and 4°C of warming were developed based on Intergovernmental Panel on Climate Change, International Energy Agency and other sources, and Genmab’s risks and opportunities across the value chain in the short, medium/long term were assessed.

In 2024, Genmab will further assess the resilience of our corporate strategy in these climate-related scenarios.

Risk Management	Describe the organization’s processes for identifying and assessing climate-related risks.

In 2023, Genmab continued its assessment of climate-related risk and scenario analysis to identify key risks and opportunities. The risks have been assessed through internal and external stakeholder workshops and interviews as part of the double materiality assessment conducted in preparation for the upcoming CSRD requirements.

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	Describe the organization’s processes for managing climate-related risks.	Climate-related risks identified will be considered as part of our ERM program, and responsibility for monitoring, prevention and mitigation will be cascaded to relevant functions within Genmab.
Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organization’s overall risk management.
Metrics and Targets	Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.

Genmab reports on Scope 1, 2 and 3 GHG emissions in line with the GHG Protocol.

Genmab will develop metrics related to business continuity and natural disaster recovery. These may include, for instance, suppliers assessed/engaged on climate and climate risk topics, etc.

Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 GHG emissions and the related risks.

Genmab’s Scope 1, 2 and 3 emissions totaled 147,721 tons CO2e in 2022. Emissions reductions will contribute to the mitigation of the transition risk of carbon taxes, pricing and tariffs.

2023 was the first year a full carbon footprint was estimated for Genmab (for the full year 2022). This will serve as a baseline for our climate target. We will continue to improve the quality of our data and we will strive to engage with our suppliers and partners in order to obtain as accurate a carbon footprint as possible, acknowledging that carbon footprint mapping is inherently uncertain.

Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets.

Genmab intends to achieve a 42% reduction in Scope 1 and Scope 2 greenhouse gas emissions by 2030 compared to a 2021 baseline year, and to reduce Scope 3 emissions by 2030 through supplier engagement and responsible sourcing practices by committing to having at least two thirds of our suppliers by spend covered by Paris Agreement aligned climate targets.

We calculated our Scope 1, 2 and 3 emissions (for the full year 2022). In accordance with the global standard for carbon accounting, the GHG Protocol.

We will continue to improve the quality of our data and we will strive to engage with our suppliers and partners in order to obtain as accurate a carbon footprint as possible, acknowledging that carbon footprint mapping is inherently uncertain.

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GHG Emissions	2023	2022	2021
Total Scope 1 emissions (tCO2e)	317	283	341
Total Scope 2 emissions (tCO2e)	238	111	298
Total Scope 3 emissions (tCO2e)	*	147,327
Total Scope 1, 2 & 3 emissions (tCO2e)		147,721
Electricity Consumption and Renewables	2023	2022	2021
Electricity consumption (MWh)	3,293	3,127	2,925
Share renewables	76.8%	94.0%	83.0%

*Defined Scope 3 emissions for 2023 not yet available.

Stakeholder Engagement

As an international company, Genmab has many stakeholders with an interest in how we conduct our business. Continuous engagement with these groups drives our success. Some of Genmab’s key stakeholder groups and the ways we interact with them are highlighted here.

Our Research Collaborators

Collaborations across the innovation ecosystem of pharma, biotech and academia help us create innovative next-generation antibody therapeutics and potentially bring them to patients faster. Our methods of engagement vary from co-development of programs, licensing of our technology platforms, involvement in clinical trials and indirectly, through our work with industry groups.

Our People

The health, well-being, safety, and development of Genmab’s team members is a top priority for the Company. Our talented teams are the cornerstone of our success and fundamental to achieving our 2030 Vision. Genmab aims to foster individual empowerment and development and allows people to transform their skills into real value for patients.

Patient Advocacy Organizations

With our first medicines on the market, we have an obligation to engage with patient advocates to ensure we are providing as much support as possible to patients in need. We actively engage patient advocacy groups, both to provide our financial support for their efforts and programs and also to collaborate on educational events with the Genmab team.

Our Communities

As part of Genmab’s ongoing commitment to CSR, we aim to contribute to and ensure the vibrancy and sustainability of the communities where our team members live and work.

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Our Shareholders and Investors

Genmab has a diverse shareholder base with investors from across a spectrum of size and location. The support of Genmab’s investors is essential to the success of the Company as we grow into a fully integrated biotech innovation powerhouse.

More information on Genmab’s stakeholder engagement may be found in our 2023 Corporate Responsibility Report on the Company’s website (https://ir.genmab.com/static-files/c0341966-2b12-4013-ad8b-e21aeb167f1c).

Human Capital Management

Employees are Genmab’s most important resource, and we strive to attract and retain the most qualified people to fulfill our core purpose. Genmab’s goal is to develop and retain value in our own products which could one day transform the treatment of cancer and other serious diseases. At Genmab, our values inspire team members in their everyday work.

Genmab’s Values

Patients Come First	Rooted in Science	Act with Courage	We are ‘One Genmab’
We are committed to making a positive impact for patients	We hypothesize and experiment to seek innovative solutions, no matter our role	We speak up, empower each other, and embrace change and growth	We respect and celebrate our differences while working as One Team

Teamwork and respect are central to Genmab’s culture, and we therefore ensure an inclusive, open and supportive professional work environment across our international locations. We believe that fostering workplace diversity across social, educational, cultural, national, age and gender lines is a prerequisite for the continued success of the Company. We are committed to diversity at all levels of the Company and strive to recruit employees with the right skills and competencies, regardless of gender, age, ethnicity and other differences.

Skills, knowledge, experience and employee motivation are essential to Genmab as a biotech company. The ability to organize our highly skilled and very experienced colleagues at all levels of the organization into interactive teams is a key factor in achieving our goals and ensuring Genmab’s success.

GENDER REPRESENTATION IN MANAGEMENT

As of December 31, 2023, the proportion of female managers in the Genmab Group at director level and above increased to 52%. However, looking exclusively at the 19 managers identified in the Other Management Levels of Genmab A/S, as defined in the Danish Financial Statements Act section 99b, the share of female managers was 37% (7 persons) and the share of male managers was 63% (12 persons). For

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further details regarding the gender composition in the Genmab Group, please see KEY EMPLOYEE INFORMATION table.

As Genmab A/S currently does not have an equal share of men and women in the Other Management Levels, the Board of Directors has committed to a target ratio of 40% female and 60% male in the Other Management Levels by 2025, or the ratio that comes closest to this target and which still constitutes an equal gender composition in accordance with the guidelines from the Danish Business Authority.

To pursue the fulfillment of the set target and to continue working towards and maintaining diversity and equal opportunities for employees at all management levels in the Genmab Group, Genmab has implemented several initiatives related to, among other things, recruitment, employment terms and talent development. Genmab also offers participation in internal network groups and focuses on raising awareness of bias throughout the organization by conducting regular internal training. Taking into account these initiatives and the existing composition of the Other Management Levels, the target is expected to be met by 2025.

As of December 31, 2023, at the Board of Directors level, the 6 shareholder-elected board members are evenly split between 50% male (3 persons) and 50% female (3 persons) which constitutes equal gender representation in accordance with the guidelines from the Danish Business Authority. It is the Board of Directors’ aim to maintain an equitable gender representation in the Board of Directors.

Please refer to Genmab’s Corporate Responsibility Report for disclosure of sections 99a, 99d and 107d of the Danish Financial Statements Act (https://ir.genmab.com/static-files/c0341966-2b12-4013-ad8b-e21aeb167f1c).

KEY EMPLOYEE INFORMATION

Male/Female Ratios	2023		2022
	Male	Female	Male	Female
Genmab Group	42%	58%	42%	58%
Director level and above	48%	52%	49%	51%
Below director level	39%	61%	37%	63%
Annual promotions[1]	42%	58%	40%	60%

Other Employee Information	2023	2022
FTE at the end of the year	2,204	1,660
Research and development FTE	1,541	1,193
Selling, general and administrative FTE	663	467
FTE in Denmark at the end of the year	465	385
FTE in the Netherlands at the end of the year	712	575
FTE in the US at the end of the year	887	642
FTE in Japan at the end of the year	140	58
Employee turnover[2]	6%	7%
Employee absence[3]	3%	2%

1 Annual promotions are calculated as FTE promotions occurring during the respective years.

2 Employee turnover percentage is calculated by the FTE voluntarily leaving since the beginning of the year divided by the average FTE.

3 The rate of absence is measured as absence due to the employee’s own illness, pregnancy-related sick leave and occupational injuries or illnesses compared with a regional standard average of working days in the year, adjusted for holidays.

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“In 2023, we delivered on our priorities: successfully launching in the U.S. and Japan, advancing our mid/late stage pipeline, and scaling our discovery engine, accelerating our path towards our long-term strategic goals.”

Anthony Pagano, Executive Vice President and Chief Financial Officer

Financial Review

The financial statements are prepared on a consolidated basis for Genmab A/S (parent company) and its subsidiaries. The Genmab financial statements are published in Danish Kroner (DKK). The Genmab consolidated Group is referenced herein as “Genmab” or the “Company”.

RESULT FOR THE YEAR

Guidance and Result for 2023
(DKK million)	Latest Guidance	Actual
Revenue	15,900 – 16,500	16,474
Operating expenses	(10,600) – (10,900)	(10,927)
Operating profit	4,800 – 5,750	5,321

Actual revenue, operating expenses and operating profit were in line with the latest guidance published on November 7, 2023.

REVENUE

Genmab’s revenue was DKK 16,474 million in 2023 compared to DKK 14,505 million in 2022. The increase of DKK 1,969 million, or 14%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with Janssen and Novartis, respectively, partly offset by milestones achieved in 2022 under our collaboration with AbbVie. EPKINLY net product sales, driven by a strong product launch, also contributed to increased revenue in 2023.

Genmab’s revenue was DKK 14,505 million in 2022 compared to DKK 8,417 million in 2021. The increase of DKK 6,088 million, or 72%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with Janssen and Novartis, respectively, due to higher net sales and higher average exchange rate between the USD and DKK, and milestones achieved in 2022 under our collaboration with AbbVie.

(DKK million)	2023		2022		2021
Royalties	13,705	83%	11,582	80%	6,912	82%
Reimbursement Revenue	864	5%	818	6%	531	6%
Milestone Revenue	1,177	7%	1,767	12%	954	12%
License Revenue	—	—	6	0%	—	—
Collaboration Revenue	307	2%	332	2%	20	0%
Net Product Sales	421	3%	—	—	—	—
Total revenue	16,474	100%	14,505	100%	8,417	100%

Royalties

Royalty revenue amounted to DKK 13,705 million in 2023 compared to DKK 11,582 million in 2022. The increase of DKK 2,123 million, or 18%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our daratumumab collaboration with Janssen and ofatumumab collaboration with Novartis, respectively, partly offset by negative foreign exchange rate impacts due to a lower average exchange rate between the USD and DKK. The table below summarizes Genmab’s royalty revenue by product.

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Royalty revenue amounted to DKK 11,582 million in 2022 compared to DKK 6,912 million in 2021. The increase of DKK 4,670 million, or 68%, was primarily driven by higher DARZALEX, Kesimpta and TEPEZZA royalties achieved under our daratumumab collaboration with Janssen, ofatumumab collaboration with Novartis, and teprotumumab collaboration with Roche, respectively. The following table summarizes Genmab’s royalty revenue by product.

(DKK million)	2023	2022	2021
DARZALEX	11,265	9,966	6,070
Kesimpta	1,494	779	235
TEPEZZA	704	796	593
Other	242	41	14
Total royalties	13,705	11,582	6,912

Net sales of DARZALEX by Janssen were USD 9,744 million in 2023 compared to USD 7,977 million in 2022 and USD 6,023 million in 2021. The increase from 2022 to 2023 of USD 1,767 million, or 22%, was driven by share gains in all regions. The increase from 2021 to 2022 of USD 1,954 million, or 32%, was driven by share gains, continued strong market growth and uptake of the DARZALEX SC product. Royalty revenue on net sales of DARZALEX was DKK 11,265 million in 2023 compared to DKK 9,966 million in 2022 and DKK 6,070 million in 2021, an increase of DKK 1,299 million from 2022 to 2023, and DKK 3,896 million from 2021 to 2022. The percentage increase in royalties of 13% from 2022 to 2023 is lower than the percentage increase in the underlying net sales primarily due to a lower average exchange rate between the USD and DKK in 2023, other foreign exchange impacts, the increase in Genmab’s Halozyme royalty reductions in connection with the increase in SC product net sales and an increase in royalty reductions on net sales in countries and territories where there are no Genmab patents. Under our license agreement with Janssen for DARZALEX, for purposes of calculating royalties due to Genmab, net sales for non-U.S. denominated currencies are translated to U.S. dollars at a specific annual Currency Hedge Rate. This contractual agreement is the driver for the other foreign exchange rate impacts discussed above, which were significantly more favorable in 2022 compared to 2023. The percentage increase in royalties of 64% from 2021 to 2022 is higher than the percentage increase in the underlying net sales primarily due to the higher average exchange rate between the USD and DKK, other positive foreign exchange rate impacts, and a higher effective royalty rate for 2022, partly offset by the increase in Genmab’s share of Janssen’s royalty payments to Halozyme in connection with SC product net sales as well as an increase in royalty reductions on net sales in countries and territories where there are no Genmab patents. Under our license agreement with Janssen for DARZALEX, for purposes of calculating royalties due to Genmab, DARZALEX net sales for non-U.S. dollar denominated currencies are translated to U.S. dollars at a specified annual Currency Hedge Rate. This contractual arrangement is the driver for the other foreign exchange impacts discussed above.

Net sales of Kesimpta by Novartis were USD 2,171 million in 2023 compared to USD 1,092 million in 2022 and USD 372 million in 2021. The increase of USD 1,079 million from 2022 to 2023, or 99%, was primarily driven by increased demand, strong access, and a one-time positive revenue adjustment in Europe. The increase of USD 720 million from 2021 to 2022 was driven by strong launch uptake, access and increased demand. Royalty revenue on net sales of Kesimpta was DKK 1,494 million in 2023 compared to DKK 779 million in 2022, an increase of DKK 715 million, or 92%. Royalty revenue on net sales of Kesimpta was DKK 779 million in 2022 compared to DKK 235 million in 2021, an increase of DKK 544 million.

Royalty revenue on net sales of TEPEZZA was DKK 704 million in 2023 compared to DKK 796 million in 2022 and DKK 593 million in 2021, a decrease of DKK 92 million, or 12% from 2022 to 2023 and an increase of DKK 203 million, or 34% from 2021 to 2022. TEPEZZA net sales in the first quarter of 2021 were negatively impacted by a U.S. government-mandated COVID-19 production interruption.

Other royalties consist of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY and TEPKINLY.

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Janssen was granted U.S. FDA approval for RYBREVANT during the second quarter of 2021, and Genmab subsequently started recognizing royalties on net sales of RYBREVANT. Royalties were not material for 2023, 2022 or 2021.

Janssen was granted approval for TECVAYLI for the treatment of relapsed or refractory multiple myeloma during the third quarter of 2022 in Europe and in the fourth quarter of 2022 in the U.S. Royalties were not material for 2023 or 2022.

During the third quarter of 2023, Janssen was granted approval in the U.S. and in Europe for TALVEY for the treatment of relapsed or refractory multiple myeloma. Royalties were not material for 2023.

The EC granted conditional marketing authorization for TEPKINLY as a monotherapy for the treatment of adult patients with relapsed or refractory DLBCL after two or more lines of systemic therapy during the third quarter of 2023. Royalties from AbbVie, related to European net sales, were not material for 2023.

Royalty revenue fluctuations from period to period are driven by the level of product net sales, foreign currency exchange rate movements and more specifically to DARZALEX, the contractual arrangement related to annual Currency Hedge Rate, Genmab’s share of Janssen’s royalty payments to Halozyme in connection with SC product net sales and royalty deductions on net sales in countries and territories where there is no patent protection.

Reimbursement Revenue

Reimbursement revenue, mainly comprised of the reimbursement of certain research and development costs related to the development work under Genmab’s collaboration agreements, amounted to DKK 864 million in 2023 compared to DKK 818 million in 2022 and DKK 531 million in 2021. The increase of DKK 46 million, or 6%, from 2022 to 2023 was primarily driven by higher activities under our collaboration agreements with BioNTech for DuoBody-CD40x4-1BB and acasunlimab. The increase of DKK 287 million, or 54%, from 2021 to 2022 was primarily driven by higher activities under our collaboration agreements with BioNTech for HexaBody-CD27 and DuoBody-CD40x4-1BB.

Milestone Revenue

Milestone revenue was DKK 1,177 million in 2023 compared to DKK 1,767 million in 2022 and DKK 954 million in 2021, a decrease of DKK 590 million, or 33%, from 2022 to 2023, and an increase of DKK 813 million, or 85%, from 2021 to 2022, primarily driven by the following:

2023 milestones:

●	AbbVie milestone of DKK 348 million (USD 50 million) driven by the first commercial sale of EPKINLY in the U.S.,
●	AbbVie milestone of DKK 205 million (USD 30 million) due to the acceptance of the marketing authorization application (MAA) filing by the EMA of the type II variation for marketing authorization of TEPKINLY,
●	AbbVie milestone of DKK 176 million (USD 25 million) due to the first commercial sale of TEPKINLY in Europe, and
●	Janssen milestone of DKK 169 million (USD 25 million) related to the BLA approval in the U.S. for talquetamab.

2022 milestones:

●	AbbVie milestone of DKK 577 million (USD 80 million) driven by the acceptance of the BLA by the U.S. FDA for epcoritamab,

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●	AbbVie milestone of DKK 444 million (USD 60 million) triggered by the validation of the MAA by the EMA in the EU for epcoritamab,
●	Janssen milestones of DKK 189 million (USD 25 million) and DKK 112 million (USD 15 million) for the approval of TECVAYLI for the treatment of relapsed or refractory multiple myeloma in the U.S. and Europe, respectively, and
●	AbbVie milestone of DKK 153 million (USD 20 million) driven by the initiation, or first patient dosed, of a pivotal trial (Phase 3) in the second indication for epcoritamab.

2021 milestones:

●	AbbVie milestone of DKK 245 million (USD 40 million) triggered by the first patient dosed in the Phase 3 study of epcoritamab,
●	DARZALEX FASPRO milestone of DKK 184 million (USD 30 million) driven by the first commercial sale in the U.S. for patients with newly diagnosed AL amyloidosis,
●	Janssen DuoBody milestone of DKK 152 million (USD 25 million) driven by U.S. FDA approval for RYBREVANT, and
●	DARZALEX SC milestone of DKK 125 million (USD 20 million) driven by the first commercial sale in the EU for patients with newly diagnosed AL amyloidosis.

Milestone revenue may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.

Collaboration Revenue

Collaboration revenue, which reflects 50% of gross profit from net sales of Tivdak in the U.S. by Pfizer, was DKK 307 million in 2023 compared to DKK 332 million in 2022 and DKK 20 million in 2021. The decrease of DKK 25 million, or 8%, from 2022 to 2023 was primarily driven by a one-off payment in 2022 from Pfizer of approximately USD 15 million (DKK 112 million) which reflects Genmab’s share (50%) of payments received by Pfizer in connection with the sublicense of its rights to develop and commercialize tisotumab vedotin in China to Zai Lab Hong Kong, partly offset by an increase in net sales of Tivdak in 2023. The increase of DKK 312 million from 2021 to 2022 was primarily driven by increased sales of Tivdak and also includes the one-off payment described above.

Net Product Sales

Following the approval of EPKINLY on May 19, 2023 in the U.S. and September 25, 2023 in Japan, Genmab recognized net product sales of DKK 421 million (USD 61 million) through December 31, 2023. As EPKINLY is Genmab’s first commercialized product for which Genmab is recording net product sales, there were no net product sales recognized during 2022.

Refer to Note 2.1 for further details about revenue.

COST of product sales

Following the approval of EPKINLY in the U.S. and Japan in 2023, Genmab recognized cost of product sales of DKK 226 million through December 31, 2023. Cost of product sales related to EPKINLY sales is primarily comprised of profit-sharing amounts payable to AbbVie of DKK 195 million as well as product costs. There were no cost of product sales recognized during 2022.

OPERATING EXPENSES

Genmab’s operating expenses increased by DKK 2,689 million, or 33%, from DKK 8,238 million in 2022 to DKK 10,927 million in 2023, and increased by DKK 2,774 million, or 51%, from DKK 5,464 million in 2021 to DKK 8,238 million in 2022.

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Research and Development Expenses

Research and development expenses amounted to DKK 7,630 million in 2023 compared to DKK 5,562 million in 2022 and DKK 4,181 million in 2021. The increase from 2022 to 2023 of DKK 2,068 million, or 37%, was driven by the increased and accelerated advancement of epcoritamab under our collaboration with AbbVie, advancement of acasunlimab and DuoBody-CD40x4-1BB under our collaboration with BioNTech, further progression of pipeline products, and the increase in team members to support the continued expansion of our product portfolio. The increase from 2021 to 2022 of DKK 1,381 million, or 33% was driven by the continued advancement of our product pipeline including epcoritamab under our collaboration with AbbVie, and DuoBody-CD40x4-1BB under our collaboration with BioNTech, and the increase in team members to support the expansion of our product pipeline.

Research and development costs accounted for 70% of the total operating expenses in 2023 compared to 68% in 2022 and 77% in 2021.

The following table provides information regarding our research and development expenses for 2023 as compared to 2022 and 2021.

				Percentage	Percentage
				Change	Change
(DKK million)	2023	2022	2021	2023/2022	2022/2021
Research(1)	1,507	1,222	958	23%	28%
Development and contract manufacturing(2)	2,324	1,556	1,374	49%	13%
Clinical(3)	3,282	2,059	1,360	59%	51%
Upfront payments(4)	3	155	61	(98)%	154%
Other(5)	514	570	428	(10)%	33%
Total research and development expenses	7,630	5,562	4,181	37%	33%

(1) Research expenses include, among other things, personnel, occupancy and laboratory expenses, technology access fees associated with identification of new monoclonal antibodies (mAbs), expenses associated with the development of new proprietary technologies and research activities associated with our product candidates, such as in vitro and in vivo studies, translational research, and IND enabling toxicology studies.

(2) Development and contract manufacturing expenses include personnel and occupancy expenses, external contract manufacturing costs for the scaleup and pre-approval manufacturing of drug product used in research and our clinical trials, costs for drug product supplied to our collaborators, costs related to preparation for the production of process validation batches to be used in potential future regulatory submissions, quality control and assurance activities, and storage and shipment of our product candidates.

(3) Clinical expenses include personnel, travel, occupancy costs, and external clinical trial costs including contract research organizations (CROs), investigator fees, clinical site fees, contractors and regulatory activities associated with conducting human clinical trials.

(4) Upfront payments include payments made to third parties upon entering into R&D license and collaboration agreements.

(5) Other research and development expenses primarily include share-based compensation, depreciation, amortization and impairment expenses.

The following table shows third-party costs incurred for research, contract manufacturing of our product candidates and clinical and regulatory services for 2023 as compared to 2022 and 2021. The table also presents unallocated costs and overhead consisting of third-party costs for our preclinical stage programs, personnel, facilities and other indirect costs not directly charged to development programs.

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				Percentage	Percentage
				Change	Change
(DKK million)	2023	2022	2021	2023/2022	2022/2021
Epcoritamab	1,323	801	499	65%	61%
Tisotumab vedotin	285	319	365	(11)%	(13)%
Acasunlimab	553	369	371	50%	(1)%
DuoBody-CD40x4-1BB	409	242	135	69%	79%
Other clinical stage programs	743	393	207	89%	90%
Total third-party costs for clinical stage programs	3,313	2,124	1,577	56%	35%
Preclinical projects	1,132	830	779	36%	7%
Upfront payments	3	155	61	(98)%	154%
Personnel, unallocated costs and overhead	3,182	2,453	1,764	30%	39%
Total research and development expenses	7,630	5,562	4,181	37%	33%

Third-party costs for epcoritamab increased by DKK 522 million, or 65%, in 2023 as compared to 2022, primarily due to the advancement and acceleration of the epcoritamab program under Genmab’s collaboration with AbbVie. Third-party costs for epcoritamab increased by DKK 302 million, or 61%, in 2022 as compared to 2021, primarily due to the advancement of the program to late-stage development under Genmab’s collaboration with AbbVie.

Third-party costs for tisotumab vedotin decreased by DKK 34 million, or 11%, in 2023 as compared to 2022, primarily due to the completion of certain clinical study activities in 2023. Third-party costs for tisotumab vedotin decreased by DKK 46 million, or 13%, in 2022 as compared to 2021, primarily due to the completion of some clinical studies in 2022.

Third-party costs for acasunlimab increased by DKK 184 million, or 50%, in 2023 as compared to 2022, primarily due to the continued advancement and expansion of the program under Genmab’s collaboration with BioNTech. Third-party costs for acasunlimab remained flat in 2022 compared to 2021 as development of this program progressed.

Third-party costs for DuoBody-CD40x4-1BB increased by DKK 167 million, or 69%, in 2023 as compared to 2022, primarily due to the continued advancement and expansion of the program under Genmab’s collaboration with BioNTech. Third-party costs for DuoBody-CD40x4-1BB increased by DKK 107 million, or 79%, in 2022 as compared to 2021, primarily due to the continued advancement and expansion of the program under Genmab’s collaboration with BioNTech.

Third-party costs for Genmab’s other clinical stage programs increased by DKK 350 million, or 89%, in 2023 as compared to 2022, primarily related to advancements of DuoBody-CD3xB7H4 and DuoBody-CD3xCD30 in 2023. Third-party costs for Genmab’s other clinical stage programs increased by DKK 186 million, or 90%, in 2022 as compared to 2021, primarily related to HexaBody-CD27, DuoBody-CD3xB7H4 and GEN1056 entering the clinical stage in 2022.

Research and development expenses related to our preclinical projects increased by DKK 302 million, or 36%, in 2023 as compared to 2022, driven by the continued investment in new and existing preclinical programs. INDs were submitted for HexaBody-OX40 and DuoBody-EpCAMx4-1BB in 2023, which are being co-developed by Genmab and BioNTech. Research and development expenses related to our preclinical

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projects increased by DKK 51 million, or 7%, in 2022 as compared to 2021, driven by the continued investment in and number of preclinical programs.

Upfront payments decreased by DKK 152 million, or 98%, in 2023 as compared to 2022, driven by a decrease in the number of R&D license payments in 2023 as compared to 2022. Upfront payments increased by DKK 94 million, or 154%, driven by an increase in the number of R&D license payments in 2022 as compared to 2021.

Personnel, unallocated costs and overhead increased by DKK 729 million, or 30%, in 2023 as compared to 2022, primarily due to an increase in staffing levels and the expansion of our facilities to accommodate our growth. Our research and development FTEs increased from 1,193 at the end of 2022 to 1,541 at the end of 2023. Personnel, unallocated costs and overhead increased by DKK 689 million, or 39%, in 2022 as compared to 2021, primarily due to an increase in staffing levels and the expansion of our facilities to accommodate our growth. Our research and development FTEs increased from 927 at the end of 2021 to 1,193 at the end of 2022.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were DKK 3,297 million in 2023 compared to DKK 2,676 million in 2022 and DKK 1,283 million in 2021. The increase from 2022 to 2023 of DKK 621 million, or 23%, was driven by the continued expansion of Genmab’s commercialization capabilities through the increase in team members to support the launch of EPKINLY in the U.S. and Japan in 2023, and the investment in Genmab’s broader organizational capabilities. The increase from 2021 to 2022 of DKK 1,393 million, or 109%, was driven by the increase in team members to support Tivdak post launch, continued expansion of Genmab’s commercialization capabilities in support of future launches including the potential launch of epcoritamab, and investment in broader organizational infrastructure, including our technology portfolio.

DKK 1,541 million, or 47% of selling, general and administrative expenses in 2023, was related to compensation of Genmab team members involved in selling, general and administrative activities, as compared to DKK 1,065 million, or 40% in 2022 and DKK 529 million, or 41% in 2021.

Selling, general and administrative expenses accounted for 30% of the total operating expenses in 2023 compared to 32% in 2022 and 23% in 2021.

OPERATING PROFIT

Operating profit was DKK 5,321 million in 2023 compared to DKK 6,267 million in 2022, a decrease of DKK 946 million, or 15%. Operating profit was DKK 6,267 million in 2022 compared to DKK 2,953 million in 2021, an increase of DKK 3,314 million, or 112%.

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NET FINANCIAL ITEMS

Net financial items were comprised of the following:

(DKK million)	2023	2022	2021

Financial income:
Interest and other financial income	939	324	197
Gain on marketable securities, net	319	-	-
Foreign exchange rate gain, net	-	1,034	1,470

Total financial income	1,258	1,358	1,667

Financial expenses:
Interest and other financial expenses	(27)	(21)	(13)
Loss on marketable securities, net	-	(361)	(246)
Loss on other investments, net	(26)	(298)	(443)
Foreign exchange rate loss, net	(889)	-	-

Total financial expenses	(942)	(680)	(702)

Net financial items	316	678	965

Interest Income

Interest income was DKK 939 million in 2023 compared to DKK 324 million in 2022. The increase of DKK 615 million, or 190%, was primarily driven by higher effective interest rates in the U.S., Europe and Denmark.

Foreign Exchange Rate Gains and Losses

Foreign exchange rate losses, net of DKK 889 million in 2023 compared to foreign exchange rate gains, net of DKK 1,034 million in 2022 and DKK 1,470 million in 2021 were primarily driven by foreign exchange movements impacting Genmab’s USD denominated marketable securities and cash and cash equivalents; in particular, the USD/DKK foreign exchange rates were as follows for each period:

	December 31,	December 31,	December 31,
	2023	2022	2021
USD/DKK Foreign Exchange Rates	6.7447	6.9722	6.5612
% Increase/(Decrease)	(3)%	6%	8%

Marketable Securities Gains and Losses

Gain on marketable securities, net was DKK 319 million in 2023 compared to loss on marketable securities, net of DKK 361 million in 2022. The increase of DKK 680 million, or 188%, was primarily driven by interest rate outlooks for the U.S. and Europe.

Other Investments

Loss on other investments, net was DKK 26 million in 2023, DKK 298 million in 2022 and DKK 443 million in 2021. The losses in the respective periods are primarily driven by the change in fair value of Genmab’s investment in common shares of CureVac.

Refer to Notes 4.2 and 4.5 for further details regarding foreign currency risk and net financial items, respectively.

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CORPORATE TAX

Corporate tax expense was DKK 1,285 million in 2023 compared to DKK 1,493 million in 2022 and DKK 961 million in 2021. The changes in corporate tax expenses for the periods was primarily the result of Genmab’s level of net profit before tax in each period. Genmab’s estimated annual effective tax rate was 22.8% in 2023 compared to 21.5% in 2022 and 24.5% in 2021. The increase from 2022 to 2023 in Genmab’s effective tax rate was mainly driven by the increase of unrecognized deferred tax assets. The decrease from 2021 to 2022 in Genmab’s effective tax rate was mainly driven by the ability to offset current taxable income through the deduction of capitalized R&D costs in the Netherlands and utilization of U.S. net operating loss carryforwards.

Refer to Note 2.4 for additional information regarding the corporate tax and deferred tax assets including management’s significant judgements and estimates.

NET PROFIT

Net profit for 2023 was DKK 4,352 million compared to DKK 5,452 million in 2022 and DKK 2,957 million in 2021. The changes in net profit for the periods were driven by the items described above.

Liquidity and Capital Resources

	December 31,
(DKK million)	2023	2022
Marketable securities	13,268	12,431
Cash and cash equivalents	14,867	9,893
Shareholders' equity	31,610	27,282

As of December 31, 2023, cash and cash equivalents and marketable securities denominated in USD represented 90% of Genmab’s total cash and cash equivalents and marketable securities compared to 86% as of December 31, 2022.

Marketable securities are invested in highly secure and liquid investments with short effective maturities. As of December 31, 2023, 71% of Genmab’s marketable securities were long-term A rated or higher, or short-term rated A-1 / P-1 by S&P, Moody’s or Fitch compared to 75% as of December 31, 2022.

As of December 31, 2023, DKK 14,867 million, as compared to DKK 9,893 million as of December 31, 2022, was held as cash and cash equivalents, and DKK 13,268 million, as compared to DKK 12,431 million as of December 31, 2022, was held as liquid investments in short-term government and other debt instruments.

Cash and cash equivalents included short-term marketable securities of DKK 1,353 million at the end of December 2023, compared to DKK 594 million at the end of December 2022. In accordance with Genmab’s accounting policy, securities purchased with a maturity of less than 90 days at the date of acquisition are classified as cash and cash equivalents.

Genmab requires cash to meet our operating expenses and capital expenditures. We have funded our cash requirements since inception, including through December 31, 2023, primarily with royalty and milestone payments from our partners, upfront payments and equity financing. Genmab expects to continue to fund a significant portion of our development costs for proprietary product candidates as well as commercialization activities with cash received from royalties and milestone payments from partners, and net sales of Genmab products.

Genmab’s expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion. In order to advance our product candidates toward

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commercialization, the product candidates are tested in numerous preclinical safety, toxicology and efficacy studies. Genmab then conducts clinical trials for those product candidates that take several years or more to complete. The length of time varies substantially based upon the type, complexity, novelty and intended use of a product candidate. The cost of clinical trials may vary significantly over the life of a project as a result of a variety of factors, including: the number of patients required in the clinical trials; the length of time required to enroll trial participants; the number and location of sites included in the trials; the costs of producing supplies of the product candidates needed for clinical trials and regulatory submissions; the safety and efficacy profile of the product candidate; the use of CROs to assist with the management of the trials; and the costs and timing of, and the ability to secure, regulatory approvals.

Genmab’s expenses also fluctuate from period to period based on the degree of activities with collaborative partners, timing of manufacturing campaigns, numbers of patients enrolled in clinical trials and the outcome of each clinical trial event. As a result, Genmab is unable to determine with any degree of certainty the anticipated completion dates, duration and completion costs of research and development projects, or when and to what extent Genmab will receive cash inflows from the commercialization and sale of any product candidates. Genmab also cannot predict the actual amount or timing of future royalties and milestone payments, and these may differ from estimates.

Genmab expects to increase operating expenditures and make additional capital outlays over the next several years as Genmab hires additional employees, supports preclinical development, manufacturing, clinical trial activities, product collaborations and commercialization activities. As spending increases on research, development and commercialization activities related to product collaborations, Genmab may be required to make certain capital outlays against which Genmab expects to receive reimbursement to the extent the outlay exceeds Genmab’s share under the applicable collaboration agreement. Genmab expects that the time-lag between the expenditure by Genmab, and the reimbursement by a partner of its relevant share, may increase Genmab’s working capital needs. To the extent Genmab’s capital resources are insufficient to meet future capital requirements, Genmab will need to finance operating requirements and other cash needs through public or private equity offerings, debt financings, or additional corporate collaboration and licensing arrangements.

Refer to Notes 4.2 and 4.4 for additional information regarding our financial risks and marketable securities, respectively.

Cash Flows

The following table provides information regarding Genmab’s cash flow for 2023, 2022 and 2021.

Cash Flow (DKK million)	2023	2022	2021
Cash provided by operating activities	7,380	3,912	2,228
Cash (used in) investing activities	(1,282)	(2,761)	(961)
Cash (used in) financing activities	(606)	(789)	(420)
Increase in cash and cash equivalents	5,492	362	847

Exchange rate adjustments	(518)	574	850

Net cash provided by operating activities is primarily related to our operating profit, changes in operating assets and liabilities, reversal of net financial items, and adjustments related to non-cash transactions. Cash provided by operating activities increased in 2023 compared to 2022 primarily driven by significant AbbVie milestones achieved during the fourth quarter of 2022 with related cash received during 2023, cash received for DARZALEX royalties in 2023, and estimated corporate tax payments made in 2023 compared to 2022. Cash provided by operating activities increased in 2022 compared to 2021 primarily driven by an increase in operating profit of DKK 3,314 million, partly offset by AbbVie milestones achieved during the fourth quarter of

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2022 that were uncollected at year-end 2022 of DKK 1.1 billion, and an increase in corporate tax payments of DKK 841 million due to higher net profit before tax.

Net cash (used in) investing activities primarily reflects differences between the proceeds received from the sale and maturity of our investments and amounts invested, and the cash paid for investments in tangible assets. The decrease from 2022 to 2023 in net cash (used in) investing activities is primarily driven by purchases of marketable securities exceeding sales and maturities to a greater extent during 2022 compared to 2023. The increase from 2021 to 2022 in net cash (used in) investing activities is primarily driven by purchases of marketable securities exceeding sales and maturities to a greater extent during 2022 compared to 2021.

Net cash (used in) financing activities is primarily related to the purchase of treasury shares, exercise of warrants, lease payments, and payment of withholding taxes on behalf of employees on net settled Restricted Stock Units (RSUs). The decrease from 2022 to 2023 in net cash (used in) financing activities is primarily driven by cash payments for the purchase of treasury shares of DKK 564 million in 2023 compared to DKK 908 million in 2022. The increase from 2021 to 2022 in cash used in financing activities for the periods is primarily driven by cash payments for the purchase of treasury shares of DKK 908 million in 2022 compared to DKK 447 million in 2021.

Exchange rate adjustments represent foreign currency gains or losses on Genmab’s cash and cash equivalents, primarily driven by our cash and cash equivalents holdings denominated in USD. The USD/DKK foreign exchange rate decreased 3% in 2023, increased 6% in 2022 and increased 8% in 2021.

BALANCE SHEET

As of December 31, 2023, total assets were DKK 35,289 million, compared to DKK 30,119 million as of December 31, 2022. As of December 31, 2023, assets are mainly comprised of marketable securities of DKK 13,268 million, cash and cash equivalents of DKK 14,867 million, and current receivables of DKK 4,947 million. The receivables consist primarily of amounts related to royalties, milestones, and reimbursement revenue from our collaboration agreements. The credit risk related to our receivables is not significant based on the high-quality nature of Genmab’s collaboration partners.

Refer to Note 3.6 for additional information regarding receivables.

As of December 31, 2023, total liabilities were DKK 3,679 million compared to DKK 2,837 million as of December 31, 2022. The increase in total liabilities of DKK 842 million, or 30%, was primarily driven by an increase in other payables due to accruals related to the expansion of our product pipeline and accrued compensation as a result of team member growth from 2022 to 2023.

Shareholders’ equity as of December 31, 2023 was DKK 31,610 million compared to DKK 27,282 million as of December 31, 2022. The increase of DKK 4,328 million, or 16%, was driven primarily by Genmab’s net profit and share-based compensation expense related to the issuance of shares under Genmab’s warrant and RSU programs, partly offset by the purchase of treasury shares during the period. Genmab’s equity ratio was 90% as of December 31, 2023 compared to 91% as of December 31, 2022.

LEGAL MATTERS – JANSSEN BINDING ARBITRATIONS

In September 2020, Genmab commenced arbitration against Janssen with respect to two different provisions of our license agreement for daratumumab, both relating to royalties payable to Genmab on net sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration). In April 2022, the arbitral tribunal issued an award in that arbitration denying both of Genmab’s claims. Genmab did not seek review of the award. On June 9, 2022, Genmab commenced a second arbitration against Janssen under the license agreement, in which Genmab

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sought additional compensation from Janssen with respect to SC daratumumab based on Genmab’s position that the award in favor of Janssen in the first arbitration was premised on that tribunal’s determination that IV daratumumab and SC daratumumab were separate “Licensed Products” as that term is defined in the license agreement. Genmab’s claim in that second arbitration was denied by the tribunal on April 21, 2023 on the ground that it should have been brought in the first arbitration, and the dismissal was affirmed by an appellate arbitrator on January 23, 2024.

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GENMAB 2023 ANNUAL REPORT

Risk Management

Genmab has core facilities in four countries that perform research and development activities with clinical trials conducted around the globe. We also have commercial and sales organizations in the U.S. and Japan with manufacturing support activities in Europe. Through our activities, we are exposed to a variety of risks, some of which are inherent in our business and/or beyond our control. These risks may have a significant impact on our business if not properly assessed and controlled. Maintaining a strong control environment, with adequate procedures for identification and assessment of risks and adhering to operational policies designed to reduce such risks to an acceptable level, is essential for the continued evolution of Genmab. It is our policy to identify and reduce the risks derived from our operations and to establish insurance coverage and other enterprise risk reduction and resilience mechanisms to mitigate any residual risk, wherever considered practicable. The Audit and Finance Committee of the Board of Directors performs a yearly review of Genmab’s Enterprise Risk Program and relevant insurance coverage to ensure that they are appropriate for Genmab. For further information about the risks and uncertainties that Genmab faces, refer to the current Form 20-F filed with the SEC.

The use of data, as defined in the Danish Financial Statements Act, both personal and non-personal, is essential to fulfilling Genmab’s core purpose; and Genmab is committed to handling data with integrity and in an ethical and compliant manner considering the impact our actions may have on individuals and society.

Genmab has a policy for Data Ethics in compliance with Section 99d of the Danish Financial Statements Act in which Genmab adopted the Data Ethics principles of the International Federation of Pharmaceutical Manufacturers & Associations (IFPMA).

These principles complement and strengthen already existing Genmab policies and procedures, and they focus on the following areas:

1.	Autonomy: Respect individuals’ privacy, protect their rights, and honor confidentiality
2.	Transparency: Individuals should be able to understand how their personal data is used
3.	Data Quality: The best quality data available should be used to make decisions
4.	Fairness and Non-discrimination: Data acquisition should be inclusive, equitable, and seek to support the industry’s mission of responding to the needs of all patients
5.	Ethics by Design: Controls to prevent harm and risks to individuals should be built into the design of data architecture and data processing
6.	Responsible Data Sharing: Data sharing should be based on processes that actively and consistently consider, prioritize, and protect individual rights
7.	Responsibility and Accountability: Data Ethics Principles should be operationalized through effective governance, clear standards, training, monitoring activities, and disciplinary sanctions

Genmab will continue to focus on these principles, particularly in the areas of data privacy, DE&I, clinical trials, and the application of new technologies (e.g., Artificial Intelligence and Machine Learning), where policies, processes, and training materials will be aligned with the above-mentioned principles. The Genmab Data Ethics policy and its principles are anchored in the Genmab Code of Conduct as part of the overall Genmab Compliance program.

The following is a summary of Genmab’s key risk areas and how we address and mitigate such risks. Environmental and ethical risks are also covered in Genmab’s statutory report on Corporate Responsibility.

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Risk related to	Risk areas	Mitigation	Risk trend
Business and Products

The identification and development of successful products is expensive and includes time-consuming clinical trials with uncertain outcomes and the risk of failure to obtain regulatory approval in one or more jurisdictions.

Genmab has a disciplined approach to investment, focusing on areas with the potential to maximize success, including new technologies and formats, scaling up to expand from early- to late-stage development and commercialization. Genmab has established various committees to ensure optimal selection of disease targets and formats of our antibody candidates, and to monitor progress of preclinical and clinical development. We strive to have a well-balanced product pipeline, continuing to search for and identify new product candidates, and closely monitoring the market landscape.

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Genmab is dependent on the identification and development of new proprietary technologies and access to new third-party technologies. This exposes us to safety issues as well as other failures and setbacks related to use of such new or existing technologies.

Genmab continually strives to identify and develop new antibody-based products that harness new antibody technologies, such as the DuoBody, HexaBody, DuoHexaBody and HexElect technology platforms, and gain access to competitive and complementary new third-party technologies such as ADC technology and messenger ribonucleic acid (mRNA) technology. We closely monitor our preclinical programs and clinical trials to mitigate any unforeseen safety issues or other failures, or setbacks associated with the use of our proprietary technology platforms, ADC technology or mRNA technology.

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Genmab faces ongoing uncertainty about the successful commercialization of product candidates. This is a result of factors including immense competition on the basis of cost and efficacy as well as rapid technological change, which may result in others discovering, developing or commercializing competing products before and/or more successfully than us.

From early in the research phase and throughout development, commercial potential and product commercialization, associated risks are assessed to ensure that final products have the potential to be commercially viable. Genmab attempts to control commercial risks in part by regularly monitoring and evaluating current market conditions, competing products and new technologies, to potentially gain access to new technologies and products that may supplement our pipeline. Genmab also strives to ensure market exclusivity for its own technologies and products by seeking patent protection.

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Genmab’s near- and mid-term prospects are substantially dependent on continued clinical and commercial success of DARZALEX.

DARZALEX is subject to intense competition in the multiple myeloma therapy market.

Genmab focuses on its three-pronged strategy of focusing on our core competence, turning science into medicine and building a profitable and successful biotech to develop a broad pipeline of unique best-in-class or first-in-class antibody products with significant commercial potential. In addition, Genmab maintains a strong cash position, disciplined financial management, and a flexible and capital efficient business model to mitigate potential setbacks related to DARZALEX.

In 2020, two additional Genmab-created antibody products, Kesimpta and TEPEZZA, were approved by the U.S. FDA. In 2021, 2022, and 2023, respectively, Genmab’s bispecific DuoBody technology was the basis for the DuoBody-based medicines RYBREVANT, TECVAYLI and TALVEY, which were approved by the U.S. FDA and the EC. All of these provide Genmab with additional recurring royalty revenue. Tivdak, Genmab’s first medicine, in development with Pfizer, was approved by the U.S. FDA and product sales of Tivdak commenced in 2021. EPKINLY/TEPKINLY, Genmab’s second medicine, in development with AbbVie, was approved by the U.S. FDA, the Japan MHLW and the EC and product sales of EPKINLY/TEPKINLY commenced in 2023.

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Risk related to	Risk areas	Mitigation	Risk trend
Genmab has exposure to product liability claims related to the use or misuse of our products and technologies.

Product liability claims and/or litigation could materially affect our business and financial position, and Genmab therefore strives to maintain internal processes for the review, approval, and compliant use of promotion materials and also maintains appropriate product liability insurance for our clinical trials and our approved products and other coverage required under applicable laws.

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Our core research and manufacturing activities are carried out at a limited number of locations. Any event resulting in Genmab’s or our vendors’/ suppliers’ inability to operate these facilities could materially disrupt our business.

Genmab employs oversight and quality risk management principles. In addition, Genmab follows current Good Laboratory Practices (cGLP) and current Good Manufacturing Practices (cGMP) and requires that our vendors operate with the same standards. Genmab’s quality assurance (QA) department ensures that high-quality standards are set and monitors adherence to these practices.

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If we are unable to effectively manage Genmab’s fast-paced growth, or maintain our commercialization and other capabilities at adequate levels, our business, financial condition and net profits may be adversely affected. Any business disruption or failure to properly manage growth, maintain capabilities and transformation in a manner that reflects and supports our organizational strategies and priorities, while assuring ethical business practices, prudent risk management, and commercial compliance, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have experienced rapid growth over the last several years. We anticipate additional growth as our pipeline advances and we continue product commercialization activities. Such growth, including maintaining and enabling R&D, commercialization, and support functions, has placed significant demands on our management and infrastructure, including new operational and financial systems, as well as extending manufacturing and commercial outsource arrangements. Our success will depend in part upon our ability to manage and maintain this growth effectively through leadership, focused prioritization and talent management to maintain our values-based, collaborative culture. As we continue to grow and evolve, we must continuously improve our operational, commercial, compliance, financial and management practices and controls.

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Genmab is subject to government regulations on pricing/public reimbursement as well as other healthcare payer cost-containment initiatives; increased pressures by governmental and third-party payers to reduce healthcare costs.

Genmab strives to develop differentiated antibody medicines that bring meaningful impact to patients and health systems and are well-positioned to secure reasonable price reimbursement by government healthcare programs and private health insurers. The impact our science has on patients today and in the future, particularly those with few treatment options, drives the value of our medicines. Genmab’s U.S. Government Affairs & Policy department interacts with U.S. federal and state policymakers to advance policies aimed at improving patients’ lives through access to quality healthcare and innovative science. Genmab’s U.S. Market Access department educates payers on the value of our products and works across the healthcare system to help ensure all appropriate patients gain access to our innovative medicines.

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Risk related to	Risk areas	Mitigation	Risk trend
Strategic Collaborations	Genmab is dependent on existing partnerships with major pharmaceutical or biotech companies to support our business and develop and extend the commercialization of our products.

Our business may suffer if our collaboration partners do not devote sufficient resources to our programs and products, do not successfully maintain, defend and enforce their intellectual property rights or do not otherwise have the ability to successfully develop or commercialize our products, independently or in collaboration with others. Our business may also suffer if we are not able to continue our current collaborations or establish new collaborations. Genmab strives to be an attractive and respected collaboration partner, and to pursue a close and open dialogue with our collaboration partners to share ideas and align on best practices and decisions within clinical development and commercial operations to increase the likelihood that we reach our goals.

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Genmab is primarily dependent on one contract manufacturing organization (CMO) and individual sites at the CMO to produce and supply our product candidates. Genmab is also dependent on clinical research organizations to conduct key aspects of our clinical trials, and on collaboration partners to conduct some of our clinical trials.

Genmab oversees outsourcing and partnership relationships to ensure consistency with strategic objectives and service provider compliance with regulatory requirements, resources and performance. This includes assessment of contingency plans, availability of alternative service providers and costs and resources required to switch service providers. We continually evaluate financial solvency and require our suppliers to abide by a code of conduct consistent with Genmab’s Code of Conduct.

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Regulation, Legislation, and Compliance

Genmab is subject to extensive legislative, regulatory and other requirements both during clinical development and commercialization and post-marketing approval, including healthcare, marketing/promotion, fraud and abuse, competition/antitrust laws and regulations, as well as transparency, data protection and other requirements.

Genmab is subject to strict disclosure obligations under applicable laws and regulations, including the EU Market Abuse Regulation and the U.S. Inflation Reduction Act (IRA). Being listed on the Nasdaq Global Select Market, we are subject to additional U.S. regulatory requirements, including U.S. securities laws and the U.S. Foreign Corrupt Practices Act, and may become more exposed to U.S. class actions.

To ensure compliance with applicable healthcare laws and regulations, Genmab has established a compliance program, including a Code of Conduct that is evaluated periodically and sets high ethical standards on which all colleagues receive regular training. Also, our head of Global Compliance reports directly to the CEO. The data protection area, including policies and guidance for the processing and protection of personal data, is supported by the Company’s Data Protection Officer.

To further support compliance with regulatory, legal and other requirements applicable to our business and operations, including current Good Laboratory Practices (cGLP), current Good Clinical Practices (cGCP) and current Good Manufacturing Practices (cGMP), Genmab’s QA department is staying abreast of and adhering to regulatory and legislative changes relevant to quality standards.

Genmab has also established relevant procedures and guidelines to ensure transparency with respect to providing timely, adequate and correct information to the market and otherwise complying with applicable securities laws and other legal and regulatory requirements.

Genmab has an Internal Audit function that reports to the Audit and Finance Committee of the Board of Directors and administratively reports to the CFO.

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Legislation, regulations, industry codes and practices, and their application may change from time to time.

To prevent unwarranted consequences of new and amended legislation, regulations, etc., Genmab strives to stay current with respect to all applicable legislation, regulations, industry codes and practices by means of its internal compliance function and related governance bodies as well as internal and external legal counsel. Also, internal procedures for review and refinement of contracts are ongoing to ensure contractual consistency and compliance with applicable legislation, regulation, and other standards.

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Risk related to	Risk areas	Mitigation	Risk trend
Intellectual Property

Genmab is dependent on protecting our own intellectual property rights to regain our investments and protect our competitive positions.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property which could result in costly litigation and unfavorable outcomes.

Claims may be asserted against us that we infringe the intellectual property of third parties, which could result in costly litigation and unfavorable outcomes.

Genmab files and prosecutes patent applications to optimally protect its products and technologies. To protect trade secrets and technologies, Genmab maintains strict confidentiality standards and agreements for employees and collaborating parties.

Genmab actively monitors third-party patent positions within our relevant fields to avoid violating any third-party patent rights.

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Finances	Genmab may need additional funding.

Because Genmab’s future commercial potential and operating profits are hard to predict, Genmab’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and a continuous advancement of Genmab’s product pipeline and business in general.

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Genmab is exposed to different kinds of financial risks, including currency exposure and changes in interest rates as well as changes in Danish, U.S. or foreign tax laws or related compliance requirements.

Genmab has established financial risk management guidelines to identify and analyze relevant risks, to set appropriate risk limits and controls, and to monitor the risks and adherence to limits. Please refer to Note 4.2 of the financial statements for additional information regarding financial risks.

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Management and Workforce	Genmab may have an inability to attract and retain suitably qualified team members as it continues to grow.

To attract and retain our highly skilled team, including the members of Genmab’s Executive Management, Genmab offers competitive remuneration packages, including share-based remuneration. Genmab strives to create a positive and energizing working environment with development and training opportunities for its team members. Genmab has strong core values that nourish high-integrity and ethical behavior, respectful and candid tone and culture, as well as trust and teamwork. Please refer to Note 4.6 of the financial statements for additional information regarding share-based compensation.

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Cybersecurity

Genmab may be subject to malicious cyber attacks, and with the increased use of artificial intelligence within the biopharmaceutical industry, can lead to the theft or leakage of intellectual property, sensitive business data, or personal employee or patient data, with the result of significant business disruptions, monetary loss or fines from authorities, or reputational damage.

Genmab has implemented security controls and processes to enhance the identification of potential data/systems security issues and mitigate the risk of security breaches. Genmab makes use of the National Institute of Standards and Technology (NIST) Cybersecurity Framework and other security standards to define and implement such security controls. Due to the continually changing threat environment, regular assessments are executed to ensure that implemented security controls and processes follow the threat profile of the Company and effectively support Genmab’s ambitious business strategy. The risk of security breaches is regarded as enterprise risk and the Company’s threat profile, the security program and security incidents are presented and discussed in meetings of the Global Compliance and Risk Committee and the Audit and Finance Committee of the Board of Directors.

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Risk related to	Risk areas	Mitigation	Risk trend
Epidemics, pandemics, or other public health crises

Genmab is subject to risks associated with global health crises, epidemics, pandemics and other outbreaks (such incident(s), a health crisis or health crises), including the global outbreak of coronavirus and its variants (COVID-19).

		Genmab has business continuity plans in place across our global supply chain network to help mitigate the impact of health crises.	=
Climate	Genmab’s inability to manage the carbon footprint from our business operations or climate-related events may impact our business operations or that of our third-party partners or suppliers.

Genmab has oversight and may manage its carbon footprint Scope 1 and 2 from its business operations. Genmab is committed to tracking the Scope 3 carbon footprint.

In 2023, Genmab continued the assessment of its carbon footprint and the implementation of the TCFD recommendations. The Company calculated its Scope 1 and 2 emissions for 2022 in accordance with the global standard for carbon accounting, the GHG Protocol. In 2023 Genmab also completed its 2022 Scope 3 footprint in accordance with the GHG Protocol.

Genmab makes use of scenario analysis to evaluate risks and opportunities due to the rapid pace of world climate change. Genmab’s work with climate strategy, carbon reduction targets, climate-related financial risk, relevant prevention and mitigation measures are presented to and reviewed by the Board of Directors biannually.

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Risk Level in Relation to Last Year: = Unchanged < Decreased > Increased

Enterprise Risk Management

As an international biotech company dedicated to improving the lives of cancer patients around the world, Genmab operates within a heavily regulated environment that exposes us to an ever-evolving set of risks, some of which are beyond our control. We maintain facilities in four countries, conduct activities in additional areas, and perform an array of essential innovation, research, development, manufacturing activities, commercial operations and support functions, all of which pose risks to our operations and success. Specifically, these operations and activities expose us to risks that include but may not be limited to financial, research and development, regulatory, IT/data/technology, staffing, compliance, legal, and also environmental risks.

In order to assure that we are positioned to effectively identify and mitigate the potential impacts of these risks, Genmab has dedicated resources toward enabling its ERM framework under the Global Compliance & Risk function that reports directly to the CEO. In concert with a refreshed Code of Conduct, company policies and procedures, Genmab has chartered a Global Compliance and Risk Governance Committee (GCRC) co-chaired by the CEO and the head of Compliance & Risk. Genmab has also updated its risk model and framework to include enhanced risk oversight, mitigation, governance and reporting, all of which we believe positions us to better manage the risks associated with our business, now and into the future.

●	Board of Directors and Audit and Finance Committee: Board of Directors delegates ERM/Risk oversight to the Audit and Finance Committee but retains visibility of ERM progress. The Audit and Finance Committee is accountable to ensure management appropriately manages the risks to the business.

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●	Executive Management: Maintains ultimate ownership of and accountability for management of top risks, enabling proper linkage of risk management to strategic initiatives and business decisions.
●	GCRC: Validation of risk identification, prioritization, strategic and tactical ownership of risk mitigation plans and reporting.
●	ERM Framework: Routinely gathers risks, evaluates with risk sponsors, prioritizes and reports to the GCRC, Executive Management and Board of Directors, driving risk discussions, and supporting risk sponsors and management in facilitating ERM processes, risk-intelligent decision-making and key risk capabilities.
●	Risk Sponsors and Business Champions: Manage risks in the normal course of business, executing risk plans/mitigation activities, and monitoring and reporting key risk information.

Corporate Governance

Genmab works diligently to improve its guidelines and policies for corporate governance, taking into account the recent trends in international and domestic requirements and recommendations. Genmab’s commitment to corporate governance is based on ethics and integrity and forms the basis of its effort to strengthen the confidence that existing and future shareholders, partners, employees and other stakeholders have in Genmab. The role of shareholders and their interaction with Genmab is important. Genmab believes that open and transparent communication is necessary to maintain the confidence of Genmab’s shareholders and achieves this through company announcements, investor meetings and company presentations. Genmab is committed to providing reliable and transparent information about its business, financial results, development programs and scientific results in a clear and timely manner.

All Danish companies listed on the Nasdaq Copenhagen are required to disclose in their annual reports how they address the Recommendations for Corporate Governance issued by the Committee on Corporate Governance in December 2020 (the “Recommendations”), applying the “comply-or-explain” principle.

Genmab follows the Recommendations, except for one specific sub-area where Genmab’s corporate governance principles differ from the Recommendations:

●	The Recommendations provide that according to a company’s takeover contingency procedures, the Board of Directors abstains from countering any takeover bids by taking actions that seek to prevent the shareholders from deciding on the takeover bid, without the approval of the general meeting. Genmab does not have such a restriction in its takeover contingency procedures and retains the right in certain circumstances to reject takeover bids without consulting the shareholders. Genmab believes this provides the Board of Directors with the needed flexibility to best respond to takeover bids and to negotiate with bidders; retaining this flexibility helps the Board of Directors meet its objectives in protecting and creating value in the interest of the shareholders. Actions will be determined on a case-by-case basis with due consideration to the interests of the shareholders and other stakeholders.

Genmab publishes its statutory report on Corporate Governance for the financial year 2023 cf. Article 107b of the Danish Financial Statements Act (“Lovpligtig redegørelse for virksomhedsledelse jf. årsregnskabslovens § 107 b”) on the Company’s website, including a detailed description of the Board of Directors’ consideration in respect of all the Recommendations. The statutory report on Corporate Governance can be found on Genmab’s website https://ir.genmab.com/corporate-governance.

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THE BOARD OF DIRECTORS

The Board of Directors plays an active role within Genmab in setting the strategies and goals for Genmab and monitoring its operations and results. Board duties include establishing policies for strategy, accounting, organization and finance and the appointment of Executive Management members. The Board of Directors also assesses Genmab’s capital and share structure and is responsible for approving share issues and the grant of warrants and RSUs.

The Board of Directors has established an annual process whereby the Board of Directors’ performance is assessed through self-evaluation to verify that the Board of Directors is capable of fulfilling its function and responsibilities. When performing these evaluations external assistance is obtained every year. The outcome of the Board of Directors’ 2023 self-assessment was positive with only minor areas for improvement identified.

BOARD COMMITTEES

To support the Board of Directors in its duties, the Board of Directors has established and appointed a Compensation Committee, an Audit and Finance Committee, a Nominating and Corporate Governance Committee and a Scientific Committee. These committees are charged with reviewing issues pertaining to their respective fields that are due to be considered at Board of Directors’ meetings. Written charters specifying the tasks and responsibilities for each of the committees are available on Genmab’s website www.genmab.com.

For more details on the work, composition and evaluation of the Board of Directors and its committees, reference is made to the statutory report on Corporate Governance.

Remuneration policy

A Remuneration Policy applying to the compensation of members of the Board of Directors and the registered Executive Management of Genmab A/S has been prepared in accordance with Sections 139 and 139a of the Danish Companies Act and was most recently considered and adopted by the 2023 Annual General Meeting pursuant to the Danish Companies Act (in Danish “Selskabsloven”). It was subsequently amended by the Board of Directors on August 3, 2023, as a consequence of the amendment of the Nasdaq Stock Market LLC Listing Rules regarding clawback standards.

The Remuneration Policy contains an exhaustive description of the remuneration components for members of the Board of Directors and the registered Executive Management and includes the reasons for choosing the individual components of the remuneration and a description of the criteria on which the balance between the individual components of the remuneration is based. The latest version, which was amended by the Board of Directors on August 3, 2023, can be downloaded from Genmab’s website https://ir.genmab.com/governance/compensation#content.

COMPENSATION REPORT

In accordance with the Recommendations, Genmab has prepared a compensation report for the financial year 2023 that includes information on the total remuneration received by each member of the Board of Directors and the registered Executive Management of Genmab A/S for the last three years, including information on the most important content of retention and resignation arrangements and the correlation between the remuneration and company strategy and relevant related goals (the “Compensation Report”). The Compensation Report can be found on Genmab’s website https://ir.genmab.com/governance/compensation#content.

CHANGE OF CONTROL

The Danish Financial Statements Act (Section 107a) contains rules relating to listed companies with respect to certain disclosures that may be of interest to the stock market and potential takeover bidders, in particular

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in relation to disclosure of change of control provisions. In the event of a change of control, change of control clauses are included in some of our collaboration, development and license agreements as well as in service agreements for certain employees.

Collaboration, Development and License Agreements

Genmab has entered into collaboration, development and license agreements with external parties, which may be subject to renegotiation in the case of a change of control event as specified in the individual agreements. However, any changes in the agreements are not expected to have significant impact on our financial position.

Service Agreements with Executive Management and Employees

The service agreements with each registered member of the Executive Management may be terminated by Genmab with no less than 12 months’ notice and by the registered member of the Executive Management with no less than six months’ notice. In the event of a change of control of Genmab, the termination notice due to the registered member of the Executive Management is extended to 24 months. In the event of termination by Genmab (unless for cause) or by a registered member of Executive Management as a result of a change of control of Genmab, Genmab is obliged to pay a registered member of Executive Management a compensation equal to his/her existing total salary (including benefits) for up to two years in addition to the notice period.

In addition, Genmab has entered into service agreements with a limited number of employees according to which Genmab may become obliged to compensate the employees in connection with a change of control of Genmab. If Genmab, as a result of a change of control, terminates the service agreement without cause or changes the working conditions to the detriment of the employee, the employee shall be entitled to terminate the employment relationship without further cause with one month’s notice in which case Genmab shall pay the employee a compensation equal to one-half, one or two times the employee’s existing annual salary (including benefits).

Change of control clauses related to our warrant and RSU programs are outlined in Note 4.6.

Share capital

Information on share capital is included in Note 4.7. Unless otherwise provided in the Danish Companies Act, the adoption of any resolution to amend Genmab A/S’ articles of association shall be subject to the affirmative vote of not less than two thirds of the votes cast, as well as of the voting share capital represented at the general meeting. Genmab A/S’ entire articles of association can be found on our website www.genmab.com.

Board of Directors

Deirdre P. Connelly

Female, Hispanic/American, 63

Board Chair (Independent, elected by the General Meeting); Chair of the Nominating and Corporate Governance Committee, Member of the Audit and Finance Committee and the Compensation Committee

First elected 2017, current term expires 2024

Special Competencies

Deirdre P. Connelly has more than 30 years’ experience as a corporate leader and board member in publicly traded companies with global operations. She has comprehensive knowledge and experience with business turnaround and product development and has successfully directed the launch of more than 20 new pharmaceutical drugs. As a former HR executive, Deirdre P. Connelly also has valuable insight in corporate culture transformation, talent development and managing large organizations. She furthermore has significant

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experience with the development of governance and ESG responsibilities from various leadership roles and as a board member. Deirdre P. Connelly is former President of U.S. Operations of Eli Lilly and Company and former President, North America Pharmaceuticals for GlaxoSmithKline.

Current Board Positions

Member: Lincoln Financial Corporation1, Macy’s Inc.2

1. Chair of Corporate Governance Committee, Member of Audit Committee

2. Chair of Nominating and Governance Committee, Member of Compensation and Management Development Committee

Pernille Erenbjerg

Female, Danish, 56

Deputy Board Chair (Independent, elected by the General Meeting); Chair of the Audit and Finance Committee, Member of the Nominating and Corporate Governance Committee

First elected 2015, current term expires 2024

Special Competencies

Pernille Erenbjerg has broad executive management and business experience from the telecoms, media and tech industries. She has extensive expertise in operation and strategic transformation of large and complex companies, including digital transformations and digitally based innovation, and has been responsible for major transformation processes in complex organizations including M&A. Pernille Erenbjerg furthermore has significant IT and cybersecurity expertise and ESG experience from various executive and non-executive positions. She has a Certified Public Accountant background (no longer practicing) and has a comprehensive all-around background within finance, including extensive exposure to public and private equity and debt investors. Pernille Erenbjerg is former CEO and President of TDC Group A/S. Pernille Erenbjerg is an audit committee financial expert based on her professional experience, including her background within accounting, her service in senior finance leadership at TDC Group A/S and as an audit committee chair or member at other public companies.

Current Board Positions

Chair: KK Wind Solutions

Deputy Chair: Millicom1

Member: RTL Group2, GlobalConnect

1. Chair of Compensation Committee

2. Chair of Audit Committee

Anders Gersel Pedersen, M.D., Ph.D.

Male, Danish, 72

Board Member (Non-independent, elected by the General Meeting); Chair of the Compensation Committee and Member of the Scientific Committee and the Nominating and Corporate Governance Committee

First elected 2003, current term expires 2024

Special Competencies

Anders Gersel Pedersen has more than 30 years’ board and management experience in publicly traded, international pharmaceutical and biotech companies. He has significant knowledge and expertise in discovery and development of the product pipeline from preclinical activities to post-launch marketing studies as well as solid business experience. Anders Gersel Pedersen furthermore has extensive experience with the global pharmaceutical market and has built comprehensive knowledge and insight in governance and the

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development of ESG responsibilities from various leadership roles and as a board member. Anders Gersel Pedersen is former Executive Vice President of Research & Development of H. Lundbeck.

Current Board Positions

Chair: Aelis Farma S.A.S.

Deputy Chair: Bavarian Nordic A/S1

Member: Hansa Biopharma AB2, Bond 2 Development GP Limited

1. Member of Finance, Risk and Audit Committee, Member of Science, Technology & Investment Committee

2. Chair of Scientific Committee, Member of Remuneration Committee

Paolo Paoletti, M.D.

Male, Italian/American, 73

Board Member (Independent, elected by the General Meeting); Chair of the Scientific Committee and Member of the Compensation Committee

First elected 2015, current term expires 2024

Special Competencies

Paolo Paoletti has extensive experience in research, development and commercialization in the pharmaceutical industry, where he has been responsible for the development of several medicines approved globally and the related global commercial strategies. As an executive, he has led cross-functional teams on the development and registration of medicines and has been responsible for all compliance aspects for the R&D organization. Paolo Paoletti has successfully conducted submissions and approvals of new cancer drugs and new indications in the U.S., in Europe and in Japan. He furthermore has significant experience with governance from various leadership roles and as a board member. Paolo Paoletti is former Vice President of Oncology Clinical Development with Eli Lilly and Company, former President of GSK Oncology with GlaxoSmithKline and former CEO of GAMMADELTA Therapeutics.

Current Position, including Managerial Positions

Member of the Investment Committee for Apollo Therapeutics Limited

Scientific Advisor for 3B Future Health Fund

Current Board Positions

None

Rolf Hoffmann

Male, German, 64

Board Member (Independent, elected by the General Meeting); Member of the Audit and Finance Committee and the Scientific Committee

First elected 2017, current term expires 2024

Special Competencies

Rolf Hoffmann has more than 30 years’ experience in senior management and as a board member in the life science industry worldwide. He has significant expertise in creating and optimizing commercial opportunities in global markets and has managed companies across multiple continents with multibillion P&L and cross-functional accountability. Rolf Hoffmann furthermore has knowledge and experience with governance, compliance and ensuring organizational efficiency from various management positions as well as from being a board member. Rolf Hoffmann has held a variety of sales and marketing and executive management

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positions with Eli Lilly and Company, and is former Senior Vice President, International Commercial Operations and former Senior Vice President, U.S. Commercial Operations with Amgen.

Current Position, including Managerial Positions

Adjunct Professor of Strategy and Entrepreneurship at University of North Carolina Business School

Current Board Positions

Member: IDT Biologika, Semdor Pharma, Sun Pharmaceutical Industries Ltd.

Elizabeth A. O’Farrell

Female, American, 59

Board Member (Independent, elected by the General Meeting); Member of the Audit and Finance Committee and the Compensation Committee

First elected 2022, current term expires 2024

Special Competencies

Elizabeth O’Farrell has solid financial experience from her 25-year career in finance leadership roles and as a board member. During her career, she has led multiple strategy, planning and resource allocation processes in multiple roles and in cross-functional teams. Elizabeth O’Farrell has significant knowledge and expertise with driving paradigm changing contributions within finance and the enterprise through collaboration and influence. In addition to experience at Price Waterhouse and Whipple & Company Corporation, Elizabeth O’Farrell held various executive management positions at Eli Lilly and Company, including as former Chief Procurement Officer. Elizabeth O’Farrell is an audit committee financial expert based on her professional experience, including her service in senior finance leadership positions at Eli Lilly and as an audit committee chair or member at other public companies.

Current Board Positions

Chair: PDL BioPharma

Member: LENSAR1, Geron Corporation1, Karius1

1. Chair of Audit Committee

Takahiro Hamatani

Male, Japanese, 49

Board Member (Non-independent, elected by the employees)

First elected 2022, current term expires 2025

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Special Competencies

Takahiro Hamatani has over 20 years’ experience in the pharmaceutical industry in various roles including finance, sales, marketing and corporate strategy. He has extensive expertise in strategic business planning and finance business partnering as well as experience in successful product launches, geographical expansions, and business development deals. Takahiro Hamatani has previously worked in International Operations at Takeda supporting commercial operations in North and South America and is a Certified Public Accountant in the US.

Current Position, including Managerial Positions

Senior Director, Head of Finance Japan at Genmab

Martin Schultz
Male, Danish, 48

Board Member (Non-independent, elected by the employees)

First elected 2022, current term expires 2025

Special Competencies

Martin Schultz has broad experience within clinical project management with a substantial understanding and knowledge of research and development. He furthermore has specific expertise in project management, strategic sourcing, vendor collaboration, contract and budget governance.

Current Position, including Managerial Positions

Senior Director, Head of Development Business Partnership & Strategy at Genmab

Mijke Zachariasse, Ph.D.

Female, Dutch, 50

Board Member (Non-independent, elected by the employees)

First elected 2019, current term expires 2025

Special Competencies

Mijke Zachariasse has broad experience in people and business management and expertise in building partnerships across sectors, research funding landscape, operational excellence and organizational strategy and change.

Current Position, including Managerial Positions

Vice President, Head of Antibody Research Materials at Genmab

Executive Management

Jan G. J. van de Winkel, Ph.D.

Dutch, 62, Male

President & Chief Executive Officer

Special Competencies

Extensive antibody creation and development expertise, broad knowledge of the biotechnology industry and executive management skills.

Current Board Positions

Chair: Hookipa Pharma

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Member: Leo Pharma

Anthony Pagano

American, 46, Male

Executive Vice President & Chief Financial Officer

Special Competencies

Significant knowledge and experience in the life sciences industry particularly as it relates to corporate finance, corporate development, strategic planning, general management, treasury, accounting and corporate governance.

Judith Klimovsky, M.D.

Argentinian (U.S. Citizen), 67, Female

Executive Vice President & Chief Development Officer

Special Competencies

Extensive expertise in oncology drug development from early clinical stages through to marketing approval, experience in clinical practice and leading large teams in pharmaceutical organizations.

Anthony Mancini

Canadian-Italian (U.S. Citizen), 53, Male

Executive Vice President & Chief Operating Officer

Special Competencies

Significant expertise and experience in the life sciences industry across strategic and operational leadership roles; commercialization & launch, strategic planning, partnerships/alliances, general management, leading large Biopharma P&Ls and organizations.

Tahamtan Ahmadi, M.D., Ph.D.

Iranian-German (U.S. Citizen), 51, Male

Executive Vice President & Chief Medical Officer, Head of Experimental Medicines

Special Competencies

Significant expertise in global regulatory and clinical drug development across entire spectrum from pre-IND to life cycle management; drug discovery and translational research.

Birgitte Stephensen

Danish, 63, Female

Executive Vice President, Chief Legal Officer

Special Competencies

Intellectual property and legal expertise in the pharmaceutical and biotechnology fields.

Christopher Cozic
American, 46, Male
Executive Vice President, Chief People Officer
Special Competencies
Expertise in strategic leadership, organization design, human resource management, policy development, employee relations, organizational development, and a heavy concentration in all aspects of corporate growth and expansion.

Martine J. van Vugt, Ph.D.

Dutch, 53, Female

Senior Vice President, Corporate Strategy and Planning

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Special Competencies

Extensive knowledge of and experience in Corporate Strategy, Corporate and Business Development, as well as Portfolio, Project and Alliance Management.

Current Board Positions

Member: Scandion Oncology

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Shareholders and Share Information

OWNERSHIP

Genmab is dual listed on the Nasdaq Copenhagen and the Nasdaq Global Select Market in the U.S. under the symbol GMAB. Our communication with the capital markets complies with the disclosure rules and regulations of these exchanges. As of December 31, 2023, the number of registered shareholders totaled 85,685 shareholders holding a total of 64,924,489 shares, which represented 98% of the total share capital of 66,074,535. The following table shows share data as of December 31, 2023.

Share Data
	Denmark	U.S.

Number of shares at December 31, 2023	66,074,535	4,771,439	(represented by 47,714,390 American Depository Shares (ADSs))

Listing	Nasdaq Copenhagen	Nasdaq Global Select Market, New York

Ticker Symbol	GMAB	GMAB

Index Membership	OMX Nordic Large Cap Index OMX Copenhagen Benchmark Index OMX Copenhagen 25 Index (OMXC25)	Nasdaq Biotech Index

The following shareholder is registered in Genmab’s register of shareholders as being the owner of a minimum of 5% of the voting rights or a minimum of 5% of the share capital (one share equals one vote) as of December 31, 2023:

●	BlackRock, Inc., 50 Hudson Yards, New York, New York 10001, United States of America (6.8%)

Shareholders registered in the Company’s shareholder registry may sign up for electronic shareholder communications via Genmab’s investor portal. The investor portal can be accessed at Genmab’s website www.genmab.com/investors. Electronic shareholder communication enables Genmab to, among other things, quickly and efficiently call general meetings.

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The charts included here illustrate the performance of the Genmab share during 2023, the performance of the Genmab share over the last five years, from 2019 through the end of 2023, and the geographical distribution of our shareholders. As of December 31, 2023, Genmab’s shares closed at DKK 2,155.00 and ADSs closed at USD 31.84.

Please refer to Note 4.7 of the financial statements for additional information regarding Genmab’s share capital including authorizations to issue shares and purchase its own shares.

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Genmab is a Foreign Private Issuer as defined in the SEC's rules and regulations. The determination of foreign private issuer status is made annually. We plan to make our next determination with respect to our foreign private issuer status on June 30, 2024.

AMERICAN DEPOSITARY RECEIPT (ADR) PROGRAM

Genmab has a sponsored Level 3 ADR program with Deutsche Bank Trust Company Americas. An ADS is a share certificate representing ownership of shares in a non-U.S. corporation. ADSs issued under Genmab’s ADR Program are quoted and traded in U.S. dollars on the Nasdaq Global Select Market in the United States. Ten Genmab ADSs correspond to one Genmab ordinary share. Genmab’s ADR ticker symbol is GMAB. For more information on Genmab’s ADR Program, visit https://ir.genmab.com/adr-program#content.

INVESTOR RELATIONS

Genmab’s Investor Relations department aims to ensure relevant, accurate and timely information is available to our investors and the financial community. We maintain an ongoing dialogue with sell-side equity analysts, as well as major institutional and retail shareholders. A list of the current analysts covering Genmab can be found at our website along with financial reports, company announcements, current presentations, fact sheets and other downloads.

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Contact
For Media Relations:

Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 33 77 95 58; E: acn@genmab.com

Annual General Meeting

Genmab’s Annual General Meeting will be held on March 13, 2024 at 2:00 PM CEST. Further details will be included in the notice to convene the Annual General Meeting.

Financial Calendar for 2024
Annual General Meeting 2024	Wednesday, March 13, 2024
Publication of the Interim Report for the first quarter 2024	Thursday, May 2, 2024
Publication of the Interim Report for the first half 2024	Thursday, August 1, 2024
Publication of the Interim Report for the first nine months 2024	Wednesday, November 6, 2024

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Financial Statements for the Genmab Group

Introduction

The financial statements in the 2023 Annual Report are grouped into the following sections: Primary Statements; Basis of Presentation; Results for the Year; Operating Assets and Liabilities; Capital Structure, Financial Risk and Related Items; and Other Disclosures.

Each note to the financial statements includes information about the accounting policies applied and significant management judgements and estimates in addition to the financial numbers.

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Primary Statements

Consolidated Statements of Comprehensive Income

INCOME STATEMENT

(DKK million)	Note	2023	2022	2021

Revenue	2.1, 2.2	16,474	14,505	8,417
Cost of product sales		(226)	-	-

Research and development expenses	2.3, 3.1, 3.2	(7,630)	(5,562)	(4,181)
Selling, general and administrative expenses	2.3, 3.2	(3,297)	(2,676)	(1,283)
Operating expenses		(10,927)	(8,238)	(5,464)

Operating profit		5,321	6,267	2,953

Financial income	4.5	1,258	1,358	1,667
Financial expenses	4.5	(942)	(680)	(702)

Net profit before tax		5,637	6,945	3,918

Corporate tax	2.4	(1,285)	(1,493)	(961)

Net profit		4,352	5,452	2,957

Basic net profit per share	2.5	66.64	83.38	45.22
Diluted net profit per share	2.5	66.02	82.59	44.77

Statement of Comprehensive Income

Net profit		4,352	5,452	2,957

Other comprehensive income:

Amounts which may be re-classified to the income statement:
Exchange differences on translation of foreign operations		(38)	17	27

Total comprehensive income		4,314	5,469	2,984

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Consolidated Balance Sheets

		December 31,
(DKK million)	Note	2023	2022

ASSETS

Intangible assets	2.2, 3.1	101	146
Property and equipment	2.2, 3.2	955	799
Right-of-use assets	2.2, 3.3	686	523
Receivables	2.2, 3.6	62	48
Deferred tax assets	2.4	212	252
Other investments	3.4	134	133

Total non-current assets		2,150	1,901

Corporate tax receivable	2.4	-	182
Inventories	3.5	57	-
Receivables	3.6	4,947	5,712
Marketable securities	4.2, 4.4	13,268	12,431
Cash and cash equivalents		14,867	9,893

Total current assets		33,139	28,218

Total assets		35,289	30,119

SHAREHOLDERS' EQUITY AND LIABILITIES

Share capital	4.7	66	66
Share premium	4.7	12,461	12,309
Other reserves		60	98
Retained earnings		19,023	14,809

Total shareholders' equity		31,610	27,282

Lease liabilities	3.3	680	523
Deferred revenue	3.7	480	480
Other payables	3.8	35	11

Total non-current liabilities		1,195	1,014

Corporate tax payable	2.4	54	-
Lease liabilities	3.3	90	74
Deferred revenue	3.7	33	33
Other payables	3.8	2,307	1,716

Total current liabilities		2,484	1,823

Total liabilities		3,679	2,837

Total shareholders' equity and liabilities		35,289	30,119

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Consolidated Statements of Cash Flows

(DKK million)	Note	2023	2022	2021

Cash flows from operating activities:

Net profit before tax		5,637	6,945	3,918

Reversal of financial items, net	4.5	(316)	(678)	(965)
Adjustment for non-cash transactions	5.5	881	801	526
Change in operating assets and liabilities	5.5	1,362	(1,840)	(705)

Cash flows from operating activities before financial items		7,564	5,228	2,774

Interest received		908	283	208
Interest elements of lease payments	3.3	(24)	(15)	(12)
Interest paid		(1)	(1)	-
Corporate taxes paid		(1,067)	(1,583)	(742)

Net cash provided by operating activities		7,380	3,912	2,228

Cash flows from investing activities:
Investment in intangible assets	3.1	(10)	-	-
Investment in tangible assets	3.2	(366)	(317)	(252)
Marketable securities bought		(10,876)	(9,659)	(15,514)
Marketable securities sold		10,001	7,254	14,469
Other investments bought	3.4	(31)	(39)	(102)
Other investments sold	3.4	-	-	438

Net cash (used in) investing activities		(1,282)	(2,761)	(961)

Cash flows from financing activities:
Warrants exercised		152	280	135
Principal elements of lease payments	3.3	(91)	(73)	(58)
Purchase of treasury shares		(564)	(908)	(447)
Payment of withholding taxes on behalf of employees on net settled RSUs		(103)	(88)	(50)

Net cash (used in) financing activities		(606)	(789)	(420)

Changes in cash and cash equivalents		5,492	362	847
Cash and cash equivalents at the beginning of the period		9,893	8,957	7,260
Exchange rate adjustments		(518)	574	850

Cash and cash equivalents at the end of the period		14,867	9,893	8,957

Cash and cash equivalents include:
Bank deposits		13,514	9,299	8,661
Short-term marketable securities		1,353	594	296

Cash and cash equivalents at the end of the period		14,867	9,893	8,957

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Consolidated Statements of Changes in Equity

(DKK million)	Share capital	Share premium	Translation reserves	Retained earnings	Shareholders' equity

Balance at December 31, 2020	66	11,894	54	7,107	19,121
Effect of prior period revision	-	-	-	(38)	(38)
Balance at December 31, 2020 (revised)	66	11,894	54	7,069	19,083

Net profit	-	-	-	2,957	2,957
Other comprehensive income	-	-	27	-	27
Total comprehensive income	-	-	27	2,957	2,984

Transactions with owners:
Exercise of warrants	-	135	-	-	135
Purchase of treasury shares	-	-	-	(447)	(447)
Share-based compensation expenses	-	-	-	310	310
Net settlement of RSUs	-	-	-	(50)	(50)
Tax on items recognized directly in equity	-	-	-	92	92

Balance at December 31, 2021	66	12,029	81	9,931	22,107

Net profit	-	-	-	5,452	5,452
Other comprehensive income	-	-	17	-	17
Total comprehensive income	-	-	17	5,452	5,469

Transactions with owners:
Exercise of warrants	-	280	-	-	280
Purchase of treasury shares	-	-	-	(908)	(908)
Share-based compensation expenses	-	-	-	439	439
Net settlement of RSUs	-	-	-	(88)	(88)
Tax on items recognized directly in equity	-	-	-	(17)	(17)

Balance at December 31, 2022	66	12,309	98	14,809	27,282

Net profit	-	-	-	4,352	4,352
Other comprehensive income	-	-	(38)	-	(38)
Total comprehensive income	-	-	(38)	4,352	4,314

Transactions with owners:
Exercise of warrants	-	152	-	-	152
Purchase of treasury shares	-	-	-	(564)	(564)
Share-based compensation expenses	-	-	-	586	586
Net settlement of RSUs	-	-	-	(103)	(103)
Tax on items recognized directly in equity	-	-	-	(57)	(57)

Balance at December 31, 2023	66	12,461	60	19,023	31,610

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Section 1 – Basis of Presentation

These consolidated financial statements include Genmab A/S (parent company) and subsidiaries over which the parent company has control. The Genmab consolidated Group is referenced herein as “Genmab” or the “Company”.

This section describes Genmab’s financial accounting policies including management’s judgements and estimates under IFRS Accounting Standards. New or revised EU endorsed accounting standards and interpretations are described, in addition to how these changes are expected to impact the financial performance and reporting of Genmab.

Genmab describes the accounting policies in conjunction with each note with the aim to provide a more understandable description of each accounting area.

ESEF Reporting
Genmab is required to file the Annual Report in the European Single Electronic Format (ESEF) using the XHTML format and to tag the consolidated financial statements including notes using Inline eXtensible Business Reporting Language (iXBRL). The iXBRL tags comply with the ESEF taxonomy. Where a financial statement line item is not defined in the ESEF taxonomy, an extension to the taxonomy has been created. The annual report submitted to the Danish Financial Supervisory Authority consists of the XHTML document together with certain technical files, all included in a file named 529900MTJPDPE4MHJ122-2023-12-31-en.zip.

1.1 – Nature of the Business and Accounting Policies

Genmab A/S is a publicly traded, international biotechnology company that was founded in 1999 and specializes in the creation and development of differentiated antibody therapeutics for the treatment of cancer and other diseases. Genmab has six approved products commercialized by third parties, two approved products that are jointly commercialized with a collaboration partner, a broad clinical and pre-clinical product pipeline and proprietary next-generation antibody technologies.

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS Accounting Standards as endorsed by the EU and further requirements in the Danish Financial Statements Act. The consolidated financial statements were approved by the Board of Directors and authorized for issue on February 14, 2024. Except as outlined in Note 1.2, the financial statements have been prepared using the same accounting policies as 2022.

Please refer to the overview below to see in which note/section the detailed accounting policy is included.

Section 2 – Results for the Year	3.4 Other Investments
2.1 Revenue	3.5 Inventories
2.2 Information about Geographical Areas	3.6 Receivables
2.3 Staff Costs	3.8 Other Payables
2.4 Corporate and Deferred Tax	Section 4 – Capital Structure, Financial Risk and Related Items
2.5 Profit per Share	4.3 Financial Assets and Liabilities
Section 3 – Operating Assets and Liabilities	4.4 Marketable Securities
3.1 Intangible Assets	4.5 Financial Income and Expenses
3.2 Property and Equipment	4.6 Share-Based Instruments

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3.3 Leases

Materiality

Genmab’s Annual Report is based on the concept of materiality and the Company focuses on information that is considered material and relevant to the users of the consolidated financial statements. The consolidated financial statements consist of a large number of transactions. These transactions are aggregated into classes according to their nature or function and presented in classes of similar items in the consolidated financial statements as required by IFRS and the Danish Financial Statements Act. If items are individually immaterial, they are aggregated with other items of similar nature in the financial statements or in the notes.

The disclosure requirements are substantial in IFRS and for Danish listed companies. Genmab provides these specific required disclosures unless the information is considered immaterial to the economic decision-making of the readers of the financial statements or not applicable.

Consolidated Financial Statements

The consolidated financial statements include Genmab A/S and subsidiaries over which the parent company has control. The parent controls a subsidiary when the parent is exposed to, or has rights to, variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power to direct the activities of the subsidiary. Genmab A/S (parent company) holds investments either directly or indirectly in the following subsidiaries:

		2	1
Name	Domicile	Ownership and votes 2023	Ownership and votes 2022
Genmab B.V.	Utrecht, the Netherlands	100%	100%
Genmab Holding B.V.	Utrecht, the Netherlands	100%	100%
Genmab US, Inc.	New Jersey, USA	100%	100%
Genmab K.K.	Tokyo, Japan	100%	100%

Genmab’s consolidated financial statements have been prepared on the basis of the financial statements of the parent company and subsidiaries – prepared under Genmab’s accounting policies – by combining similar accounting items on a line-by-line basis. On consolidation, intercompany income and expenses, intercompany receivables and payables, and unrealized gains and losses on transactions between the consolidated companies are eliminated.

The recorded value of the equity interests in the consolidated subsidiaries is eliminated with the proportionate share of the subsidiaries’ equity. Subsidiaries are consolidated from the date when control is transferred to the Group.

The income statements for subsidiaries with a different functional currency than Genmab’s presentation currency are translated into Genmab’s presentation currency at average exchange rates, and the balance sheets are translated at the exchange rate in effect at the balance sheet date.

Exchange rate differences arising from the translation of foreign subsidiaries shareholders’ equity at the beginning of the year and exchange rate differences arising as a result of foreign subsidiaries’ income statements being translated at average exchange rates are recorded in translation reserves in shareholders’ equity.

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Functional and Presentation Currency

The financial statements have been prepared in Danish Kroner (DKK), which is the functional and presentation currency of the parent company.

Foreign Currency

Transactions in foreign currencies are translated at the exchange rates in effect at the date of the transaction.

Exchange rate gains and losses arising between the transaction date and the settlement date are recognized in the income statement as financial income or expense.

Unsettled monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Exchange rate gains and losses arising between the transaction date and the balance sheet date are recognized in the income statement as financial income or expense.

Cost of Product Sales

Cost of product sales includes direct and indirect costs relating to the manufacturing of inventory mainly from third-party providers of manufacturing as well as costs related to internal resources and distribution and logistics. Inventory amounts written down as a result of excess or obsolescence are charged to cost of product sales.

Additionally, cost of product sales includes profit-sharing amounts owed to collaboration partners for the sale of commercial products when Genmab is determined to be the principal in sales to end customers. As of December 31, 2023, the only profit-sharing amounts owed to collaboration partners that are recorded as cost of product sales relate to sales of EPKINLY in the U.S. and Japan pursuant to the Collaboration Agreement with AbbVie.

Refer to Note 5.6 in the Annual Report for detailed information regarding Genmab’s Collaboration Agreement with AbbVie.

Classification of Operating Expenses in the Income Statement

Research and Development Expenses

Research and development expenses primarily include salaries, benefits and other employee-related costs of Genmab’s research and development staff, license costs, manufacturing costs, preclinical costs, clinical trials, contractors and outside service fees, amortization and impairment of licenses and rights related to intangible assets, depreciation of property and equipment, and depreciation of right-of-use assets, to the extent that such costs are related to the Group’s research and development activities.

Refer to Note 3.1 for a more detailed description on the treatment of Genmab’s research and development expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses relate to the management and administration of Genmab, including commercialization activities. This primarily includes salaries, benefits and other employee costs related to management and support functions including human resources, information technology and the finance departments. In addition, depreciation of property and equipment and depreciation of right-of-use assets, to the extent such expenses are related to administrative functions, are also included. Selling, general and administrative expenses are recognized in the income statement in the period to which they relate.

Government Grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and that Genmab will comply with all attaching conditions. When the grant relates to an expense

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item, it is recognized as a reduction of that expense on a systematic basis over the periods that the costs for which it is intended to compensate are incurred. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the statement of comprehensive income as other operating income over the expected useful life of the relevant asset by equal annual installments.

Statements of Cash Flows

The cash flow statement is presented using the indirect method with basis in the net profit before tax.

Cash flows from operating activities are stated as the net profit before tax adjusted for net financial items, non-cash operating items such as depreciation, amortization, impairment losses, share-based compensation expenses, provisions, and for changes in operating assets and liabilities, interest paid and received, interest elements of lease payments and corporate taxes paid or received. Operating assets and liabilities are mainly comprised of changes in receivables and other payables excluding the items included in cash and cash equivalents. Changes in non-current assets and liabilities are included in operating assets and liabilities, if related to the main revenue-producing activities of Genmab.

Cash flows from investing activities consist of purchases and sales of marketable securities and other investments, as well as purchases of intangible assets and property and equipment.

Cash flows from financing activities relate to the purchase of treasury shares, exercise of warrants, payments of withholding taxes on behalf of employees on net settled RSUs and payments of long-term loans including installments on lease liabilities.

Cash and cash equivalents are comprised of cash, bank deposits, and marketable securities with a maturity of less than 90 days on the date of acquisition.

The statements of cash flows cannot be derived solely from the financial statements.

Treasury Shares

The total amount paid to acquire treasury shares including directly attributable costs and the proceeds from the sale of treasury shares is recognized in retained earnings.

Research Collaborations, License Agreements and Collaborative Agreements

Research Collaborations and License Agreements

Genmab continues to pursue the establishment of research collaborations and licensing agreements. These arrangements often include upfront payments, expense reimbursements or payments to the collaboration partner, and milestone and royalty arrangements, contingent upon the occurrence of certain future events linked to the success of the asset in development.

In regard to Genmab’s license agreements with Janssen, Novartis and Roche, each of these parties retain final decision-making authority over the relevant activities and as such no joint control exists.

Refer to Note 2.1 for additional information related to revenue from these parties.

Joint Collaborative Agreements

Genmab has entered into a number of joint collaborative agreements. These agreements often include upfront payments, expense reimbursements or payments to the collaboration partner, and milestone and royalty arrangements, contingent upon the occurrence of certain future events linked to the success of the asset in development.

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These agreements also provide Genmab with varying rights to develop, produce and market products together with its collaborative partners. Both parties in these arrangements share in the decision-making and therefore have joint control of the arrangement. In 2023, Genmab’s more significant collaboration agreements are with AbbVie (epcoritamab), Pfizer (tisotumab vedotin) and BioNTech.

Refer to Note 2.1 for additional information related to revenue from our joint collaborative agreements.

Refer to Note 5.6 for detailed information regarding Genmab’s significant Research Collaborations, License Agreements and Collaborative Agreements.

1.2 New Accounting Policies and Disclosures

NEW ACCOUNTING POLICIES AND DISCLOSURES FOR 2023

Genmab has, with effect from January 1, 2023, implemented the following standards and amendments:

●	IFRS 17 Insurance Contracts;
●	Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates;
●	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting Policies; and
●	Amendments to IAS 12 Income Taxes: International Tax Reform – Pillar Two Model Rules and Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The implementation of these amendments did not have a material impact on the consolidated financial statements for the current or prior reporting periods and is not expected to have a significant impact in future reporting periods.

Refer to Note 2.4 for additional information related to the impacts of the IAS 12 amendments.

NEW ACCOUNTING POLICIES AND DISCLOSURES EFFECTIVE IN 2024 OR LATER

The IASB has issued a number of new standards and updated some existing standards that are effective for accounting periods beginning on January 1, 2024 or later. Therefore, they are not incorporated in these consolidated financial statements. There are no standards presently known that are not yet effective and that would be expected to have a material impact on Genmab in current or future reporting periods and on foreseeable future transactions.

1.3 Management’s Judgements and Estimates under IFRS

In preparing financial statements under IFRS, certain provisions in the standards require management’s judgements, including various accounting estimates and assumptions. These judgements and estimates affect the application of accounting policies, as well as reported amounts within the consolidated financial statements and disclosures.

Determining the carrying amount of certain assets and liabilities requires judgements, estimates and assumptions concerning future events that are based on historical experience and other factors, which by their very nature are associated with uncertainty and unpredictability.

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Accounting estimates are based on historical experience and various other factors relative to the circumstances in which they are applied. Estimates are generally made based on information available at the time.

Accounting judgements are made in the process of applying accounting policies. These judgements are typically made based on the guidance and information available at the time of application.

These estimates and judgements may prove incomplete or incorrect, and unexpected events or circumstances may arise. Genmab is also subject to risks and uncertainties which may lead actual results to differ from these estimates, both positively and negatively. Specific risks for Genmab are discussed in the relevant section of this Annual Report and in the notes to the consolidated financial statements.

The areas involving a high degree of judgement and estimation that are significant to the consolidated financial statements are summarized below. Refer to the identified notes for further information on the key accounting estimates and judgements utilized in the preparation of the consolidated financial statements.

Accounting policy	Key accounting estimates and judgements	Note reference	Risk
Revenue recognition

Judgement in assessing whether a collaboration partner is a customer

Estimation of partner net sales amounts in the calculation of royalties

Judgement in assessing the probability of attainment of milestones

Estimation of variable consideration

Judgement in assessing the nature of combined performance obligations within contracts

		Note 2.1	Moderate / High
Share-based compensation	Judgement in selecting assumptions required for valuation of warrant grants	Note 4.6	Moderate
Current and deferred income taxes	Judgement and estimation regarding valuation of deferred income tax assets Estimation in developing the provision for any uncertain tax positions	Note 2.4	Moderate

1.4 Revision of Prior Period Financial Statements

In January 2024, Janssen informed Genmab that it had been overpaying royalties on net sales of DARZALEX in countries where relevant patent protection for DARZALEX did not exist. Genmab evaluated the error under IAS 1 “Presentation of Financial Statements”, IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, Staff Accounting Bulletin (SAB) No. 99, “Materiality,” and SAB No. 108, “Considering the Effects

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of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” and determined that the related impact was not individually material to any of Genmab’s previously issued financial statements, however correcting the cumulative impact of this error would be material to Genmab’s consolidated statement of comprehensive income for 2023. Accordingly, Genmab has revised the 2022 and 2021 financial statements and related notes included herein. The comparative figures for fiscal years 2022 and 2021 have been revised accordingly:

	2022			2021
(DKK million)	Revised Balances	Effect of Error Correction	Previously Reported Balances	Revised Balances	Effect of Error Correction	Previously Reported Balances

Income Statements:
Revenue	14,505	(90)	14,595	8,417	(65)	8,482
Operating expenses	(8,238)	-	(8,238)	(5,464)	-	(5,464)
Operating profit	6,267	(90)	6,357	2,953	(65)	3,018
Financial income/expense	678	-	678	965	-	965
Net profit before tax	6,945	(90)	7,035	3,918	(65)	3,983
Corporate tax	(1,493)	20	(1,513)	(961)	14	(975)
Net profit	5,452	(70)	5,522	2,957	(51)	3,008

Basic net profit per share	83.38	(1.07)	84.45	45.22	(0.78)	46.00
Diluted net profit per share	82.59	(1.06)	83.65	44.77	(0.77)	45.54

Exchange differences on translation of foreign operations	17	-	17	27	-	27
Total comprehensive income	5,469	(70)	5,539	2,984	(51)	3,035

Balance Sheet:
Total non-current assets	1,901	-	1,901	1,891	-	1,891
Corporate tax receivable	182	39	143	50	19	31
Receivables	5,712	(198)	5,910	3,259	(108)	3,367
Other assets	22,324	-	22,324	19,338	-	19,338
Total current assets	28,218	(159)	28,377	22,647	(89)	22,736
Total assets	30,119	(159)	30,278	24,538	(89)	24,627
Other equity items	12,473	-	12,473	12,176	-	12,176
Retained earnings	14,809	(159)	14,968	9,931	(89)	10,020
Total shareholders' equity	27,282	(159)	27,441	22,107	(89)	22,196
Total liabilities	2,837	-	2,837	2,431	-	2,431
Total shareholders' equity and liabilities	30,119	(159)	30,278	24,538	(89)	24,627

Cash Flow Statement:
Net profit before tax	6,945	(90)	7,035	3,918	(65)	3,983
Reversal of financial items, net	(678)	-	(678)	(965)	-	(965)
Adjustment for non-cash transactions	801	-	801	526	-	526
Change in operating assets and liabilities	(1,840)	90	(1,930)	(705)	65	(770)
Cash flows from operating activities before financial items	5,228	-	5,228	2,774	-	2,774
Other items	(1,316)	-	(1,316)	(546)	-	(546)
Net cash provided by operating activities	3,912	-	3,912	2,228	-	2,228

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Section 2 Results for the Year

This section includes disclosures related to revenue, information about geographical areas, staff costs, corporate and deferred tax and profit per share.

2.1 – Revenue

(DKK million)	2023	2022	2021

Revenue by type:
Royalties	13,705	11,582	6,912
Reimbursement revenue	864	818	531
Milestone revenue	1,177	1,767	954
Collaboration revenue	307	332	20
License revenue	-	6	-
Net product sales	421	-	-

Total	16,474	14,505	8,417

Revenue by collaboration partner:
Janssen	11,949	10,530	6,782
AbbVie	732	1,174	245
Roche	704	796	603
Novartis	1,511	815	236
BioNTech	784	708	416
Pfizer[1]	373	413	135
Other	-	69	-

Total[2]	16,053	14,505	8,417

Royalties by product:
DARZALEX	11,265	9,966	6,070
Kesimpta	1,494	779	235
TEPEZZA	704	796	593
Other[3]	242	41	14

Total	13,705	11,582	6,912

1Pzifer acquired Seagen in December 2023

2 Excludes Genmab’s Net product sales

3Other consist of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY and TEPKINLY

ACCOUNTING POLICIES

Genmab recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that it expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that Genmab determines are within the scope of IFRS 15, Genmab performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance

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obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Genmab only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, Genmab assesses the goods and services promised within each contract and identifies as a performance obligation each good or service that is distinct. Revenue is recognized in the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Royalties: Certain of Genmab’s license and collaboration agreements include sales-based royalties based on the level of sales. The license has been deemed to be the predominant item to which the royalties relate under Genmab’s license and collaboration agreements. As a result, Genmab recognizes revenue when the related sales occur.

Reimbursement Revenue for R&D Services: Genmab’s research collaboration agreements include provisions for reimbursement or cost sharing for R&D services and payment for FTEs at contractual rates. R&D services are performed and satisfied over time given that the customer simultaneously receives and consumes the benefits provided by Genmab and revenue for research services is recognized over time rather than at a point in time.

Milestone Revenue: Certain of Genmab’s license and collaboration agreements include development, regulatory and commercial milestone payments based on the level of sales. At the inception of each arrangement that includes milestone payments, Genmab evaluates whether the achievement of milestones is considered highly probable and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of Genmab or the license and collaboration partner, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which Genmab recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, Genmab re-evaluates the probability of achievement of such development milestones and commercial milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment. Under all of Genmab’s existing license and collaboration agreements, milestone payments have been allocated to the license transfer performance obligation.

License Revenue for Intellectual Property: If the license to Genmab’s functional intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, Genmab recognizes revenues from non-refundable upfront fees allocated to the license at the point in time the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, Genmab utilizes judgement to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. Under all of Genmab’s existing license and collaboration agreements the license to functional intellectual property has been determined to be distinct from other performance obligations identified in the agreement.

Collaboration Revenue: Collaboration revenue includes the result of profit sharing arrangements for the sale of commercial products by our collaboration partners. When Genmab’s collaboration partner is determined to be the principal in sales to end customers, Genmab’s share of profits for the sale of commercial products is included in collaboration revenue.

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Net Product Sales: Revenue from the sale of goods is recognized when control is transferred to the customer and it is probable that Genmab will collect the consideration to which it is entitled for transferring the products. Control of the products is transferred at a single point in time which occurs upon delivery to the customer. The amount of sales to be recognized is based on the consideration Genmab expects to receive in exchange for its goods. When sales are recognized, an estimate for a variety of sales deductions is also recorded such as cash discounts, government rebates, chargebacks, wholesaler fees, other rebates and administrative fees, sales returns and allowances and other sales discounts. Sales deductions are estimated and recognized as a reduction of gross product sales to arrive at net product sales, by assessing the expected value of the sales deductions (variable consideration). Sales deductions are estimated and provided for at the time the related sales are recorded. Genmab’s estimates related to sales deductions require significant use of estimates as not all conditions are known at the time of sale. The estimates are based on analyses of existing contractual obligations, historical experience, drug product analogs and payer channel mix. Genmab considers the provisions established for sales deductions to be reasonable and appropriate based on currently available information; however, the actual amount of deductions may differ from the amounts estimated by management as more information becomes available. Estimates will be assessed each period and adjusted as required based on updated information and actual experience.

When Genmab is determined to be the principal in sales to end customers, all product sales are included in net product sales in the income statement. As of December 31, 2023, all net product sales relate to sales of EPKINLY in the U.S. and Japan pursuant to the Collaboration Agreement with AbbVie.

Refer to Note 5.6 for detailed information regarding Genmab’s significant Research Collaborations, License Agreements and Collaborative Agreements.

MANAGEMENT’S JUDGeMENTS AND ESTIMATES – revenue recognition

Evaluating the criteria for revenue recognition requires management’s judgements and estimates to assess and determine the following:

●	Judgement in assessing whether a collaboration partner is a customer.
●	An estimation of partner net sales amounts in determination of the calculation of royalties.
●	An assessment of whether the achievement of milestone payments is highly probable.
●	An estimation of variable consideration identified in the contract using key assumptions which may include forecasted revenues, development timelines, reimbursement rates for personnel costs, discount rates and probabilities of technical and regulatory success.
●	The nature of performance obligations and whether they are distinct or should be combined with other performance obligations to determine whether the performance obligations are satisfied over time or at a point in time.

2.2 – Information about Geographical Areas

Genmab is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any licensed products, marketed products, product candidates or geographical markets and no segment information is currently prepared for internal reporting.

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Accordingly, it has been concluded that it is not relevant to include segment disclosures in the financial statements as Genmab’s business activities are not organized on the basis of differences in related product and geographical areas.

	Revenue	Non-current assets	Revenue	Non-current assets	Revenue	Non-current assets

(DKK million)	2023		2022		2021

Denmark	16,053	496	14,505	211	8,417	269
Netherlands	-	874	-	793	-	422
United States	380	378	-	442	-	470
Japan	41	56	-	70	-	95

Total	16,474	1,804	14,505	1,516	8,417	1,256

ACCOUNTING POLICIES

Geographical information is presented for Genmab’s revenue and non-current assets. Revenue is attributed to countries on the basis of the location of the legal entity holding the contract with the counterparty. Non-current assets comprise intangible assets, property and equipment, right-of-use assets and receivables.

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2.3 – Staff Costs

	2023	2022	2021
(DKK million)

Wages and salaries	2,631	1,913	1,174
Share-based compensation	586	439	310
Defined contribution plans	170	112	80
Other social security costs	335	263	155
Government grants	(174)	(144)	(122)

Total	3,548	2,583	1,597

Staff costs are included in the income statement as follows:
Cost of product sales	3	-	-
Research and development expenses	2,178	1,662	1,190
Selling, general and administrative expenses	1,541	1,065	529
Government grants related to research and development expenses	(174)	(144)	(122)

Total	3,548	2,583	1,597

Average number of FTE	2,011	1,460	1,022
Number of FTE at year-end	2,204	1,660	1,212

Refer to Note 4.6 for additional information regarding share-based instruments and Note 5.1 for additional information regarding the remuneration of the Board of Directors and Executive Management.

ACCOUNTING POLICIES

STAFF COSTs

Wages and salaries, other social security costs, paid leave and bonuses, and other employee benefits are recognized in the financial year in which the employee performs the associated work.

Genmab’s pension plans are classified as defined contribution plans and, accordingly, no pension obligations are recognized in the balance sheet. Costs relating to defined contribution plans are included in the income statement in the period in which they are accrued, and outstanding contributions are included in other payables.

Termination benefits are recognized as an expense, when Genmab is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment.

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2.4 – Corporate and Deferred Tax

TAXATION – INCOME STATEMENT & SHAREHOLDERS’ EQUITY

(DKK million)	2023	2022	2021

Current tax on profit	1,301	1,478	954
Adjustment to deferred tax	(59)	107	(371)
Adjustment to unrecognized deferred tax assets	43	(92)	378

Total tax for the period in the income statement	1,285	1,493	961

(DKK million)	2023	2022	2021

Net profit before tax	5,637	6,945	3,918

Tax at the Danish corporation tax rate of 22% for all periods	1,240	1,528	862

Tax effect of:
Adjustment to unrecognized deferred tax assets	43	(92)	137
Recognition of previously unrecognized tax losses and deductible temporary differences	-	(12)	119
Non-deductible expenses/non-taxable income and other permanent differences, net	7	73	(147)
All other	(5)	(4)	(10)

Total tax effect	45	(35)	99

Total tax for the period in the income statement	1,285	1,493	961

Total tax for the period in shareholders' equity	57	(22)	(31)

Effective Tax Rate	22.8%	21.5%	24.5%

Corporate tax consists of current tax and the adjustment of deferred taxes during the year. The corporate tax expense was DKK 1,285 million in 2023, DKK 1,493 million in 2022 and DKK 961 million in 2021. Tax benefits of DKK 57 million in 2023 and tax expenses of DKK 22 million and DKK 31 million in 2022 and 2021, respectively, related to excess tax benefits for share-based compensation were recorded directly in shareholders’ equity.

Genmab operates in multiple jurisdictions which have enacted new legislation to implement the global minimum top-up tax, which comes into effect beginning January 1, 2024. Under this legislation, the Company would be liable to pay a top-up tax for the difference between its GloBE Effective Tax Rate (“ETR”) per jurisdiction and the minimum rate of 15 percent. Since the newly enacted tax legislation is only effective from January 1, 2024, there is no current tax impact for the year ended December 31, 2023. Genmab applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

The rules are not expected to have a material impact on the tax position of Genmab in 2024 and Genmab continues to assess its exposure to the Pillar Two legislation.

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TAXATION – BALANCE SHEET

Significant components of the deferred tax asset are as follows:

(DKK million)	2023	2022

Share-based instruments	41	128
Deferred revenue	113	113
Other temporary differences	58	11

Total at December 31	212	252

Genmab recognizes deferred tax assets if it is probable that sufficient taxable income will be available in the future, against which the temporary differences and unused tax losses can be utilized. Management has considered future taxable income and applied its judgement in assessing whether deferred tax assets should be recognized.

As of December 31, 2023, Genmab had estimated gross unrecognized tax loss carryforwards in the U.S. and the Netherlands of DKK 2.1 billion and DKK 0.5 billion, respectively, to reduce future taxable income (and DKK 2.4 billion and DKK 0.8 billion in 2022, respectively). The loss carryforwards generally expire in various periods through 2037; however, U.S. tax losses originating after 2017 and tax losses in the Netherlands available as of December 31, 2023, can be carried forward indefinitely.

ACCOUNTING POLICIES

CORPORATE TAX

Corporate tax, which consists of current tax and deferred taxes for the year, is recognized in the income statement, except to the extent that the tax is attributable to items which directly relate to shareholders’ equity or other comprehensive income.

Current tax assets and liabilities for current and prior periods are measured at the amounts expected to be recovered from or paid to the tax authorities.

DEFERRED TAX

Deferred tax accounting requires recognition of deferred tax on all temporary differences between the carrying amount of assets and liabilities and the tax base of such assets and liabilities. This includes the tax value of certain tax losses carried forward.

Deferred tax is calculated in accordance with the tax regulations in the local countries and the tax rates expected to be in force at the time the deferred tax is utilized. Changes in deferred tax as a result of changes in tax rates are recognized in the income statement.

Deferred tax assets resulting from temporary differences, including the tax value of losses to be carried forward, are recognized only to the extent that it is probable that future taxable profit will be available against which the differences can be utilized.

MANAGEMENT’S JUDGeMENTS AND ESTIMATES

DEFERRED TAX

Genmab recognizes deferred tax assets if management assesses that these tax assets can be offset against positive taxable income within a foreseeable future. This judgement is made on an ongoing basis and is based on numerous factors, including actual results, budgets and business plans for the coming years.

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Realization of deferred tax assets is dependent upon a number of factors, including future taxable earnings, the timing and amount of which are highly uncertain. A significant portion of Genmab’s future taxable income will be driven by future events that are highly susceptible to factors outside the control of Genmab including commercial growth of DARZALEX, specific clinical outcomes, regulatory approvals, advancement of Genmab’s product pipeline and other matters. Genmab continues to maintain nonrecognition of a significant portion of deferred tax assets related to its subsidiaries until there is sufficient evidence to support the recognition of deferred tax assets. Genmab may recognize deferred tax assets related to its subsidiaries in the future. The recognition of deferred tax assets will result in a decrease to income tax expense in such period.

2.5 – Profit Per Share

(DKK million)	2023	2022	2021

Net profit	4,352	5,452	2,957

(Shares)

Weighted average number of shares outstanding	66,023,437	65,783,130	65,634,300
Weighted average number of treasury shares	(713,693)	(395,829)	(238,663)

Weighted average number of shares excl. treasury shares	65,309,744	65,387,301	65,395,637
Adjustments for share-based instruments, dilution	604,961	622,303	650,114

Weighted average number of shares, diluted	65,914,705	66,009,604	66,045,751

Basic net profit per share	66.64	83.38	45.22
Diluted net profit per share	66.02	82.59	44.77

In the calculation of the diluted net profit per share for 2023, 248,649 warrants (none of which were vested) have been excluded as these share-based instruments are out of the money, compared to 68,728 and 43,654 (none of which were vested) for 2022 and 2021, respectively.

ACCOUNTING POLICIES

BASIC NET PROFIT PER SHARE

Basic net profit per share is calculated as the net profit for the period divided by the weighted average number of outstanding ordinary shares, excluding treasury shares.

DILUTED NET PROFIT PER SHARE

Diluted net profit per share is calculated as the net profit for the period divided by the weighted average number of outstanding ordinary shares, excluding treasury shares and adjusted for the dilutive effect of share equivalents.

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Section 3 – Operating Assets and Liabilities

This section covers the operating assets and related liabilities that form the basis for Genmab’s activities. Deferred tax assets and liabilities are included in Note 2.4. Assets related to Genmab’s financing activities are shown in section 4.

3.1 – Intangible Assets

(DKK million)		2023	2022

Cost at January 1		891	891
Additions for the year		10	-
Cost at December 31		901	891

Accumulated amortization and impairment at January 1		(745)	(637)
Amortization for the year		(55)	(70)
Impairment for the year		-	(38)
Accumulated amortization and impairment at December 31		(800)	(745)

Carrying amount at December 31		101	146

(DKK million)	2023	2022	2021
Amortization and impairment included in the income statement as follows:
Research and development expenses	55	108	84
Total	55	108	84

ACCOUNTING POLICIES

RESEARCH AND DEVELOPMENT PROJECTS

Internal and subcontracted research costs are charged in full to the income statement in the period in which they are incurred. Consistent with industry practice, development costs are also expensed until regulatory approval is obtained or is probable. Genmab has no internally generated intangible assets from development, as the criteria for recognition of an intangible asset are not met.

Acquired LICENSES AND RIGHTS

Genmab acquires licenses and rights primarily to gain access to targets and technologies identified by third parties. Payments to third parties under collaboration and license agreements are assessed to determine whether such payments should be expensed as incurred as research and development expenses or capitalized as an intangible asset.

Licenses and rights that meet the criteria for capitalization as intangible assets are measured at cost less accumulated amortization and any impairment losses. Milestone payments related to capitalized licenses and rights are accounted for as an increase in the cost to acquire licenses and rights.

Amortization

Amortization is based on the straight-line method over the estimated useful life. This corresponds to the legal duration or the economic useful life depending on which is shorter. The amortization of intellectual property rights commences after regulatory approval has been obtained or when assets are put in use.

Impairment

If circumstances or changes in Genmab’s operations indicate that the carrying amount of intangible assets may not be recoverable, management reviews the asset for impairment. The basis for the review is the recoverable amount of the intangible assets, determined as the greater of the fair value less cost to sell or its

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value in use. Value in use is calculated as the net present value of future cash inflow expected to be generated from the intangible asset. If the carrying amount of an intangible asset is greater than the recoverable amount, the intangible asset is written down to the recoverable amount. An impairment loss is recognized in the income statement when the impairment is identified. Impairments on intangible assets are reviewed at each reporting date for possible reversal.

Amortization, impairment losses, and gains or losses on the disposal of intangible assets related to licenses and rights are recognized in the income statement as research and development expenses.

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3.2 – Property and Equipment

	Leasehold improvements	Equipment, furniture and fixtures	Assets under construction	Total property and equipment
(DKK million)
2023
Cost at January 1	412	649	233	1,294
Additions for the year	6	129	222	357
Transfers between the classes	276	134	(410)	-
Disposals for the year	-	-	(6)	(6)
Exchange rate adjustment	(10)	(4)	-	(14)

Cost at December 31	684	908	39	1,631

Accumulated depreciation and impairment at January 1	(132)	(363)	-	(495)
Depreciation for the year	(64)	(121)	-	(185)
Exchange rate adjustment	2	2	-	4
Accumulated depreciation on disposals	-	-	-	-
Accumulated depreciation and impairment at December 31	(194)	(482)	-	(676)
				.
Carrying amount at December 31	490	426	39	955

	Leasehold improvements	Equipment, furniture and fixtures	Assets under construction	Total property and equipment
(DKK million)
2022
Cost at January 1	400	537	52	989
Additions for the year	5	118	181	304
Disposals for the year	(8)	(13)	-	(21)
Exchange rate adjustment	15	7	-	22

Cost at December 31	412	649	233	1,294

Accumulated depreciation and impairment at January 1	(90)	(278)	-	(368)
Depreciation for the year	(52)	(94)	-	(146)
Exchange rate adjustment	(1)	(2)	-	(3)
Accumulated depreciation on disposals	11	11	-	22
Accumulated depreciation and impairment at December 31	(132)	(363)	-	(495)
				.
Carrying amount at December 31	280	286	233	799

		2023	2022	2021
(DKK million)
Depreciation and impairment included in the income statement as follows:
Research and development expenses		140	108	93
Selling, general and administrative expenses		45	38	17

Total		185	146	110

Capital expenditures in 2023 were primarily related to the expansion of our facilities in the Netherlands and our new headquarters in Denmark. Capital expenditures in 2022 were primarily related to the expansion of our facilities in the Netherlands and the U.S. to support the growth in our product pipeline.

ACCOUNTING POLICIES

Property and equipment is comprised of leasehold improvements, assets under construction, and equipment, furniture and fixtures, which are measured at cost less accumulated depreciation and any impairment losses.

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The cost is comprised of the acquisition price and direct costs related to the acquisition until the asset is ready for use. Costs include direct costs and costs to subcontractors.

DEPRECIATION

Depreciation is calculated on a straight-line basis to allocate the cost of the assets, net of any residual value, over the estimated useful lives, which are as follows:

Equipment, furniture and fixtures	3-5 years
Computer equipment	3 years
Leasehold improvements	15 years or the lease term, if shorter

Depreciation commences when the asset is available for use, including when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. The useful lives and residual values are reviewed and adjusted if appropriate on a yearly basis. Assets under construction are not depreciated.

IMPAIRMENT

If circumstances or changes in Genmab’s operations indicate that the carrying amount of property and equipment may not be recoverable, management reviews the asset for impairment.

The basis for the review is the recoverable amount of the asset, determined as the greater of the fair value less cost to sell or its value in use. Value in use is calculated as the net present value of future cash inflow expected to be generated from the asset.

If the carrying amount of an asset is greater than the recoverable amount, the asset is written down to the recoverable amount. An impairment loss is recognized in the income statement when the impairment is identified.

3.3 - Leases

Genmab has entered into lease agreements with respect to office and laboratory space, vehicles, and IT equipment. The expense, lease liability, and right-of-use assets balances related to vehicles and IT equipment are immaterial. The leases are non-cancellable over various periods through 2038.

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(DKK million)	2023	2022	2021

Right-of-use assets
Balance at January 1	523	354	283
Additions to right-of-use assets[1]	250	243	127
Depreciation charge for the year	(87)	(74)	(56)

Balance at December 31	686	523	354

Lease liabilities
Current	90	74	62
Non-current	680	523	363

Total at December 31	770	597	425

(1) Additions to right-of-use assets also includes modifications to existing leases and adjustments to the provisions for contractual restoration obligations related to leases of Genmab offices.

Cash outflow for lease payments	115	88	70

Variable lease payments, short-term lease expense, lease interest expense, low-value assets, and sublease income are immaterial.

Future minimum payments under leases are as follows:

(DKK million)	2023	2022	2021

Payment due
Less than 1 year	106	89	74
1 to 3 years	199	167	109
More than 3 years but less than 5 years	183	136	97
More than 5 years	412	271	207

Total at December 31	900	663	487

ACCOUNTING POLICIES

All leases are recognized in the balance sheet as a right-of-use (ROU) asset with a corresponding lease liability, except for short-term leases in which the term is 12 months or less, or low-value leases.

ROU assets represent Genmab’s right to use an underlying asset for the lease term and lease liabilities represent Genmab’s obligation to make lease payments arising from the lease. The ROU asset is depreciated over the shorter of the asset’s useful life or the lease term on a straight-line basis. In the income statement, depreciation of the ROU asset is recognized over the lease term in operating expenses and interest expenses related to the lease liability are classified in financial items.

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Genmab determines if an arrangement is a lease at inception. Genmab leases various properties, vehicles, and IT equipment. Rental contracts are typically made for fixed periods. Lease terms are negotiated on an individual basis and contain a wide range of terms and conditions.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments, less any lease incentives receivable. As Genmab’s leases generally do not provide an implicit interest rate, Genmab uses an incremental borrowing rate based on the information available at the commencement date of the lease in determining the present value of lease payments. Lease terms utilized by Genmab may include options to extend or terminate the lease when it is reasonably certain that Genmab will exercise that option. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended.

ROU assets are measured at cost and include the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs, and restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the income statement.

3.4 - Other Investments

(DKK million)	2023	2022

Publicly traded equity securities	47	67
Fund investments	87	66

Total at December 31	134	133

Other investments include investments in publicly traded common stock of companies, including common stock of companies with whom Genmab has entered into collaboration arrangements, as well as investments in certain strategic investment funds.

ACCOUNTING POLICIES

Other investments are measured on initial recognition at fair value, and subsequently at fair value. Changes in fair value are recognized in the income statement within financial income or expense.

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3.5 – Inventories

	2023	2022
(DKK million)
Raw materials	14	-
Work in progress	-	-
Finished goods	59	-
Total inventories (gross) at December 31	73	-

Allowances at year end	(16)	-

Total inventories (net) at December 31	57	-

In 2023, all allowances relate to write downs of excess and obsolete inventories and are recognized as expense included in cost of product sales.

Inventory write down in 2023 pertaining to pre-launch inventories of EPKINLY was also immaterial. The write down was recorded as R&D expense in Genmab’s statements of comprehensive income and was subsequently reversed upon receiving FDA approval during the second quarter of 2023.

ACCOUNTING POLICIES

Inventories are measured at the lower of cost and net realizable value with costs determined on a first-in, first-out basis. Costs comprise direct and indirect costs relating to the manufacture of inventory mainly from third-party providers of manufacturing as well as costs related to internal resources and distribution and logistics. Genmab assesses the recoverability of capitalized inventories during each reporting period and will write down excess or obsolete inventories to their net realizable value in the period in which the impairment is identified. Write downs of inventory are included within Cost of product sales in the statements of comprehensive income.

Included in inventories are materials used in the production of clinical products, which are charged to research and development expense when shipped to the clinical packaging site. Inventory manufactured prior to regulatory approval of a product (prelaunch inventory) is capitalized but immediately written down to zero. The cost of this write down is recognized in the statements of comprehensive income as research and development expenses. Once there is a high probability of regulatory approval being obtained for the product, the write-down is reversed, up to no more than the original cost. The reversal of the write-down is recognized as an offset to research and development expenses in the statements of comprehensive income.

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3.6 – Receivables

(DKK million)	2023	2022

Receivables related to collaboration agreements	4,148	5,068
Prepayments	241	144
Trade receivables related to product sales	184	-
Interest receivables	150	82
Receivables for securities matured	-	290
Other receivables	286	176
Total at December 31	5,009	5,760

Non-current receivables	62	48
Current receivables	4,947	5,712

Total at December 31	5,009	5,760

During 2023 and 2022, there were no losses related to receivables and the credit risk on receivables is considered to be limited. The provision for expected credit losses was zero given that there have been no credit losses over the last three years and the high-quality nature (top tier life science companies and major distributors) of Genmab’s customers are not likely to result in future default risk.

The receivables are mainly comprised of royalties, milestones and amounts due under collaboration agreements and are non-interest bearing receivables which are due less than one year from the balance sheet date.

Refer to Note 4.2 for additional information about interest receivables and related credit risk.

ACCOUNTING POLICIES

Receivables are designated as financial assets measured are initially measured at fair value or transaction price and subsequently measured in the balance sheet at amortized cost, which generally corresponds to nominal value less expected credit losses.

Accounts receivable arising from product sales consists of amounts due from customers, net of customer allowances for chargebacks, cash and other discounts and estimated credit losses. Genmab’s contracts with customers have initial payment terms that range from 30 to 180 days.

Genmab utilizes a simplified approach to measuring expected credit losses and uses a lifetime expected loss allowance for all receivables. To measure the expected credit losses, receivables have been grouped based on credit risk characteristics and the days past due.

Prepayments include expenditures related to a future financial period. Prepayments are measured at nominal value.

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3.7 – Deferred Revenue

Genmab has recognized the following liabilities related to the AbbVie collaboration agreement.

(DKK million)	2023	2022

Deferred revenue at January 1	513	513
Payment received	-	-
Revenue recognized during the year	-	-

Total at December 31	513	513

Non-current deferred revenue	480	480
Current deferred revenue	33	33

Total at December 31	513	513

Deferred revenue was recognized in connection with the AbbVie collaboration agreement. An upfront payment of USD 750 million (DKK 4,911 million) was received in July 2020 of which DKK 4,398 million was recognized as license revenue during 2020.

The revenue deferred at the initiation of the AbbVie agreement in June 2020 related to four product concepts to be identified and subject to a research agreement to be negotiated between Genmab and AbbVie.

During the first quarter of 2022, Genmab and AbbVie entered into the aforementioned research agreement that governs the research and development activities in regard to the product concepts.

As of December 31, 2023, all four product concepts have been selected for research and development. As part of the continued evaluation of deferred revenue related to the AbbVie collaboration agreement, Genmab’s classification of deferred revenue reflects the current estimate of co-development activities related to these product concepts as of December 31, 2023. None of the deferred revenue was recognized as reimbursement revenue in 2023, 2022 or 2021.

Refer to Note 5.6 for additional information related to the AbbVie collaboration.

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3.8 – Other Payables

(DKK million)	2023	2022

Liabilities related to collaboration agreements	145	70
Staff cost liabilities	637	481
Accounts payable	330	245
Other liabilities	1,230	931

Total at December 31	2,342	1,727

Non-current other payables	35	11
Current other payables	2,307	1,716

Total at December 31	2,342	1,727

ACCOUNTING POLICIES

Other payables, excluding provisions, are initially measured at fair value and subsequently measured in the balance sheet at amortized cost.

The current other payables are comprised of liabilities that are due less than one year from the balance sheet date and are in general not interest bearing and settled on an ongoing basis during the next financial year.

Non-current payables are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the liability due to passage of time is recognized as interest expense.

ACCOUNTS PAYABLE

Accounts payable are measured in the balance sheet at amortized cost.

OTHER LIABILITIES

Other liabilities primarily include accrued expenses related to our research and development project costs and are measured in the balance sheet at amortized cost.

Refer to Note 2.3 for accounting policies related to staff costs.

Section 4 – Capital Structure, Financial Risk and Related Items

This section includes disclosures related to how Genmab manages its capital structure, cash position and related risks and items. Genmab is primarily financed through partnership collaborations.

4.1 – Capital Management

Genmab’s goal is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and a continuous advancement of Genmab’s product pipeline and business in general.

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Genmab is primarily financed through revenues under various collaboration agreements and had, as of December 31, 2023, cash and cash equivalents of DKK 14,867 million and marketable securities of DKK 13,268 million compared to DKK 9,893 million and DKK 12,431 million, respectively, as of December 31, 2022. Genmab’s cash and cash equivalents and marketable securities support the advancement of our product pipeline and operations.

The adequacy of our available funds will depend on many factors, including the level of DARZALEX and other royalty streams, progress in our research and development programs, the magnitude of those programs, our commitments to existing and new clinical collaborators, our ability to establish commercial and licensing arrangements, our capital expenditures, market developments, and any future acquisitions. Accordingly, Genmab may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative agreements with partners, or from other sources.

The Board of Directors monitors the share and capital structure to ensure that Genmab’s capital resources support its strategic goals.

Neither Genmab A/S nor any of its subsidiaries are subject to externally imposed capital requirements.

4.2 – Financial Risk

The financial risks of the Genmab are managed centrally.

The overall risk management guidelines have been approved by the Board of Directors and include the Group’s investment policy related to our marketable securities. The Group’s risk management guidelines are established to identify and analyze the risks faced by the Genmab Group, to set the appropriate risk limits and controls and to monitor the risks and adherence to limits. It is Genmab’s policy not to actively speculate in financial risks. The Group’s financial risk management is directed solely towards monitoring and reducing financial risks which are directly related to Genmab’s operations.

The primary objective of Genmab’s investment activities is to preserve capital and ensure liquidity with a secondary objective of maximizing the return derived from security investments without significantly increasing risk. Therefore, our investment policy includes among other items, guidelines and ranges for which investments (which are primarily shorter-term in nature) are considered to be eligible investments for Genmab and which investment parameters are to be applied, including maturity limitations and credit ratings. In addition, the policy includes specific diversification criteria and investment limits to minimize the risk of loss resulting from over-concentration of assets in a specific class, issuer, currency, country, or economic sector.

Genmab’s marketable securities are administrated by external investment managers. The investment guidelines and managers are reviewed regularly to reflect changes in market conditions, Genmab’s activities and financial position. Genmab’s investment policy allows investments in debt rated BBB- or greater by S&P or Fitch and in debt rated Baa3 or greater by Moody’s. The policy also includes additional allowable investment types such as corporate debt, commercial paper, certificates of deposit, and certain types of AAA rated asset-backed securities.

In addition to the capital management and financing risk mentioned in Note 4.1, Genmab has identified the following key financial risk areas, which are mainly related to our marketable securities portfolio:

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• credit risk;
• foreign currency risk; and
• interest rate risk

All of Genmab’s marketable securities are traded in established markets. Given the current market conditions, all future cash inflows including re-investments of proceeds from the disposal of marketable securities are invested in highly liquid, investment grade securities. Refer to Note 4.4 for additional information regarding marketable securities.

CREDIT RISK

Genmab is exposed to credit risk and losses on marketable securities and bank deposits. The maximum credit exposure related to Genmab’s cash and cash equivalents and marketable securities was DKK 28,135 million as of December 31, 2023 compared to DKK 22,324 million as of December 31, 2022. The maximum credit exposure to Genmab’s receivables was DKK 5,009 million as of December 31, 2023 compared to DKK 5,760 million as of December 31, 2022.

Marketable Securities

To manage and reduce credit risks on our securities, Genmab’s policy is to ensure only securities from investment grade issuers are eligible for our portfolios. No issuer of marketable securities can be accepted if the issuer, at the time of purchase, does not have the credit quality equal to or better than the rating shown in the table below from at least one of the rating agencies. If an issuer is rated by more than one of the rating agencies listed below, the credit assessment is made against the lowest rating available for the issuer.

Category	S&P	Moody’s	Fitch
Short-term	A-2	P-2	F-2
Long-term	BBB-	Baa3	BBB-

Genmab’s current portfolio is spread over a number of different securities with a focus on liquidity and security. As of December 31, 2023, 71% of Genmab’s marketable securities were long-term A rated or higher, or short-term A-1 / P-1 rated by S&P, Moody’s or Fitch compared to 75% as of December 31, 2022. The total value of marketable securities amounted to DKK 13,268 million at the end of 2023 compared to DKK 12,431 million at the end of 2022.

Cash and Cash Equivalents

To reduce the credit risk on our bank deposits, Genmab’s policy is only to invest its cash deposits with highly rated financial institutions. Currently, these financial institutions have a short-term Fitch and S&P rating of at least F-1 and A-1, respectively. In addition, Genmab maintains bank deposits at a level necessary to support the short-term funding requirements of Genmab. The total value of bank deposits including AAA rated money market funds and short-term marketable securities classified as cash equivalents amounted to DKK 14,867 million as of December 31, 2023 compared to DKK 9,893 million at the end of 2022. The increase was primarily driven by Genmab’s profitability and shortened duration on the portfolio over the course of 2023.

Receivables

The credit risk related to our receivables is not significant based on the high-quality nature of Genmab’s collaboration partners. As disclosed in Note 2.1, Janssen, Novartis, Roche, AbbVie and BioNTech are Genmab’s primary partners in which receivables are established for royalties, milestone revenue and reimbursement revenue.

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FOREIGN CURRENCY RISK

Genmab’s presentation currency is the DKK; however, Genmab’s revenues and expenses are in a number of different currencies. Consequently, there is a substantial risk of exchange rate fluctuations having an impact on Genmab’s cash flows, profit (loss) and/or financial position in DKK.

The majority of Genmab’s revenue is generated in USD. Exchange rate changes to the USD will result in changes to the translated value of future net profit before tax and cash flows. Genmab’s revenue in USD was 86% of total revenue in 2023 as compared to 89% in 2022 and 92% in 2021.

Under our license agreement with Janssen for DARZALEX, for purposes of calculating royalties due to Genmab, DARZALEX net sales for non-U.S. dollar denominated currencies are translated to U.S. dollars at a specified annual Currency Hedge Rate. Movements in foreign exchanges against the annual Currency Hedge Rate will result in changes to royalties due to Genmab impacting net profit before tax and cash flows.

There is also exposure that exchange rate fluctuations may impact equity as part of the currency translation adjustments required to convert the investments in foreign subsidiaries from their respective functional currencies to the presentation currency during consolidation, however any such fluctuations would be immaterial. The foreign subsidiaries are not significantly affected by currency risks as both revenues and expenses are primarily settled in the foreign subsidiaries’ functional currencies.

Assets and Liabilities in Foreign Currency

Genmab’s marketable securities denominated in USD, DKK, EUR and GBP as a percentage of total marketable securities were as follows:

	2023	2022
Percent

USD	81%	80%
DKK	12%	12%
EUR	6%	7%
GBP	1%	1%
Total at December 31	100%	100%

Genmab’s USD currency exposure is mainly related to cash and cash equivalents, marketable securities, and receivables related to our collaborations with Janssen, AbbVie, and Roche. Significant changes in the exchange rate of USD to DKK could cause net profit before tax to change materially as gains and losses are recognized in the income statement. Based on the amount of assets and liabilities denominated in USD as of December 31, 2023 and 2022, a 10% increase/ decrease in the USD to DKK exchange rate is estimated to impact Genmab’s net profit before tax by approximately DKK 2.7 billion and DKK 2.2 billion, respectively. The analysis assumes that all other variables, in particular interest rates, remain constant. The movements in the income statement and equity arise from monetary items (cash and cash equivalents, marketable securities, receivables and liabilities) where the functional currency of the entity differs from the currency that the monetary items are denominated in.

Genmab’s EUR exposure is mainly related to our marketable securities, receivables under our collaboration with BioNTech, and other costs denominated in EUR. Since the introduction of the EUR in 1999, Denmark has committed to maintaining a central rate of 7.46 DKK to the EUR. This rate may fluctuate within a +/- 2.25% band. Should Denmark’s policy toward the EUR change, the DKK values of our EUR denominated assets and costs could be materially different compared to what is calculated and reported under the existing

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Danish policy toward the DKK/EUR. As of December 31, 2023 and 2022, Genmab’s EUR exposure is not material.

Genmab’s GBP currency exposure is mainly related to contracts and marketable securities denominated in GBP. As of December 31, 2023 and 2022, Genmab’s GBP exposure is not material.

INTEREST RATE RISK

Genmab’s exposure to interest rate risk is primarily related to marketable securities, as Genmab currently does not have significant interest-bearing debts.

Marketable Securities

The securities in which the Group has invested bear interest rate risk, as a change in market-derived interest rates may cause fluctuations in the fair value of the investments. In accordance with the objective of the investment activities, the portfolio of securities is monitored on a total return basis.

To control and minimize the interest rate risk, Genmab maintains an investment portfolio in a variety of securities with a relatively short effective duration with both fixed and variable interest rates.

A sensitivity analysis was performed on Genmab’s marketable securities, and based on exposures in 2022 and 2023, a hypothetical +/- 1% interest rate change would not have resulted in a material change in the fair values of these financial instruments. Due to the short-term nature of the current investments and to the extent that Genmab is able to hold the investments to maturity, the current exposure to changes in fair value due to interest rate changes is considered to be insignificant compared to the fair value of the portfolio.

(DKK million)	2023	2022

Year of Maturity
2023	-	6,254
2024	6,742	3,660
2025	3,717	1,801
2026	2,175	219
2027	232	45
2028+	402	452
Total at December 31	13,268	12,431

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4.3 —Financial Assets and Liabilities

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

		December 31,
(DKK million)	Note	2023	2022
Financial assets measured at fair value through profit or loss
Marketable securities	4.4	13,268	12,431
Other investments	3.4	134	133
Financial assets measured at amortized cost
Receivables excluding prepayments	3.6	4,768	5,616
Cash and cash equivalents		14,867	9,893
Financial liabilities measured at amortized cost
Lease liabilities	3.3	(770)	(597)
Other payables excluding provisions	3.8	(2,316)	(1,715)

FAIR VALUE MEASUREMENT

		December 31,
		2023				2022
(DKK million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets Measured at Fair Value
Marketable securities	4.4	13,268	-	-	13,268	12,431	-	-	12,431
Other investments	3.4	47	-	87	134	67	-	66	133

Marketable Securities

Substantially all fair market values are determined by reference to external sources using unadjusted quoted prices in established markets for our marketable securities (Level 1).

Other Investments

The fair value of Genmab’s investment in CureVac is determined using unadjusted quoted prices in established markets (Level 1).

There were no transfers into or out of Level 3 during 2023 or 2022. Acquisitions (capital calls) and fair value changes on Level 3 investments in 2023 and 2022 were as follows:

(DKK million)	Other Investments
Fair value at December 31, 2021	27
Acquisitions	39
Fair value at December 31, 2022	66
Acquisitions	30
Fair value changes	(9)
Fair value at December 31, 2023	87

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ACCOUNTING POLICIES

CLASSIFICATION OF CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

Genmab classifies its financial assets held into the following measurement categories:

●	those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and
●	those to be measured at amortized cost.

The classification depends on the business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income.

Genmab reclassifies debt investments only when its business model for managing those assets changes.

Further details about the accounting policy for each of the categories are outlined in the respective notes.

FAIR VALUE MEASUREMENT

Genmab measures financial instruments, such as marketable securities, at fair value at each balance sheet date. Management assessed that the fair value of financial assets and liabilities measured at amortized cost such as bank deposits, receivables and other payables approximate their carrying amounts largely due to the short-term maturities of these instruments.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	In the principal market for the asset or liability, or
●	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by Genmab.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Genmab uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

For financial instruments that are measured in the balance sheet at fair value, IFRS 13 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

• Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities
• Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
• Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

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For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, Genmab determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. Any transfers between the different levels are carried out at the end of the reporting period.

4.4 – Marketable Securities

	Market value	Share	Market value	Share
	2023	%	2022	%
(DKK million)
USD portfolio
Corporate bonds	6,039	46%	5,091	41%
US government bonds and treasury bills	3,247	24%	3,067	25%
Commercial paper	451	3%	807	6%
Other	1,003	8%	1,023	8%
Total USD portfolio	10,740	81%	9,988	80%

DKK portfolio
Kingdom of Denmark bonds and treasury bills	419	3%	442	3%
Danish mortgage-backed securities	1,170	9%	1,093	9%
Total DKK portfolio	1,589	12%	1,535	12%

EUR portfolio
European government bonds and treasury bills	858	6%	832	7%

GBP portfolio
UK government bonds and treasury bills	81	1%	76	1%

Total portfolio at December 31	13,268	100%	12,431	100%

Marketable securities at December 31	13,268		12,431

Refer to Note 4.2 for additional information regarding the risks related to our marketable securities.

ACCOUNTING POLICIES

Marketable securities consist of investments in securities with a maturity of 90 days or greater at the time of acquisition. Measurement of marketable securities depends on the business model for managing the asset and the cash flow characteristics of the asset. Genmab assesses its debt instruments to determine classification based on the following measurement categories:

●	Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses), together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the statement of profit or loss.
●	Fair value through other comprehensive income (FVOCI): Assets that are held to achieve an objective by both collecting contractual cash flows as well as selling financial assets and where those cash flows represent solely payments of principal and interest, are measured at FVOCI. Changes in fair value on a debt investment that is subsequently measured at FVOCI are recognized in other

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comprehensive income. Impairment gains and losses, interest income and foreign exchange gains and losses are recognized in profit and loss and presented within financial income or expenses in the period in which they arise.
●	Fair value through profit and loss (FVPL): Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within financial income or expenses in the period in which it arises.

Genmab’s portfolio is managed and evaluated on a fair value basis in accordance with its stated investment guidelines and the information provided internally to management. This business model does not meet the criteria for amortized cost or FVOCI and as a result marketable securities are measured at FVPL. This classification is consistent with the prior year’s classification.

Genmab invests its cash in deposits with major financial institutions, in AAA rated money market funds, Danish mortgage bonds, investment grade rated corporate debt, commercial paper, certificates of deposit, certain types of AAA rated asset backed securities, U.S. Agency bonds, and notes issued by the Danish, European and U.S. governments. The securities can be purchased and sold using established markets.

Transactions are recognized at the trade date.

4.5 – Financial Income and Expenses

(DKK million)	2023	2022	2021
Financial income:
Interest and other financial income	939	324	197
Gain on marketable securities, net	319	-	-
Foreign exchange rate gain, net	-	1,034	1,470

Total financial income	1,258	1,358	1,667

Financial expenses:
Interest and other financial expenses	(27)	(21)	(13)
Loss on marketable securities, net	-	(361)	(246)
Loss on other investments, net	(26)	(298)	(443)
Foreign exchange rate loss, net	(889)	-	-

Total financial expenses	(942)	(680)	(702)

Net financial items	316	678	965

INTEREST INCOME

Interest income was DKK 939 million in 2023 compared to DKK 324 million in 2022. The increase of DKK 615 million, or 190%, was driven by higher effective interest rates in the U.S., Europe and Denmark.

FOREIGN EXCHANGE RATE GAINS AND LOSSES

Foreign exchange rate losses, net of DKK 889 million in 2023 compared to foreign exchange rate gains, net of DKK 1,034 million in 2022 and DKK 1,470 million in 2021 were primarily driven by foreign exchange movements impacting Genmab’s USD denominated marketable securities and cash and cash equivalents; in particular, the USD/DKK foreign exchange rates were as follows for each period:

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	December 31,	December 31,	December 31,
	2023	2022	2021
USD/DKK Foreign Exchange Rates	6.7447	6.9722	6.5612
% Increase/(Decrease)	(3)%	6%	8%

Refer to Note 4.2 for additional information on foreign currency risk.

marketable securities gains and losses

Gain on marketable securities, net was DKK 319 million in 2023 compared to loss on marketable securities, net of DKK 361 million in 2022. The increase of DKK 680 million, or 188%, was primarily driven by interest rate outlooks for the U.S. and Europe.

OTHER INVESTMENTS

Loss on other investments, net was DKK 26 million in 2023, DKK 298 million in 2022 and DKK 443 million in 2021. The losses in the respective periods are primarily driven by the change in fair value of Genmab’s investment in common shares of CureVac.

ACCOUNTING POLICIES

Financial income and expenses include interest as well as foreign exchange rate adjustments and gains and losses on marketable securities (designated as FVPL) and realized gains and losses and write-downs of other securities and equity interests.

Interest income is shown separately from gains and losses on marketable securities and other securities and equity interests.

4.6 – Share-Based Instruments

Restricted Stock Unit Program

Genmab A/S has established an RSU program (equity-settled share-based payment transactions) as an incentive for Genmab’s employees, members of the Executive Management, and members of the Board of Directors. RSUs granted to Executive Management are performance-based.

RSUs are granted by the Board of Directors. RSU grants to members of the Board of Directors and members of the registered Executive Management are subject to the Remuneration Policy adopted at the Annual General Meeting.

See the table below for a summary of key terms of Genmab’s RSU programs:

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RSUs Granted in Periods
Key Terms	December 2019 - February 2021	From February 2021
Grants	Granted at closing share price on the grant date.
Vesting (Settlement)

Cliff vesting – RSUs become fully vested on the first banking day of the month following a period of three years from the grant date.

After RSUs vest, the holder receives one share in Genmab A/S for each RSU granted. In jurisdictions in which Genmab as an employer is required to withhold tax and settle with the tax authority on behalf of the employee, Genmab withholds the number of RSUs that are equal to the monetary value of the employee’s tax obligation from the total number of RSUs that otherwise would have been issued to the employee upon vesting (“net settlement”). Genmab A/S may at its sole discretion in extraordinary circumstances choose to make a cash settlement instead of delivering shares.

Leaver

Leavers – Forfeit all unvested RSUs except when due to retirement, death, serious sickness or serious injury, in which case granted but not yet vested RSUs shall remain outstanding and will be settled in accordance with their terms.

Notwithstanding the above, the December 2020 RSU grant to members of the Board of Directors was made subject to pro-rata vesting upon termination of board services.

Employees and Executive Management – RSUs remain outstanding and vest accordingly when the employment relationship is terminated by Genmab without cause.

Good-Leavers[1]- May maintain a pro-rata portion of unvested RSUs. Bad-Leavers[2] – Forfeit all unvested RSUs. Death – Forfeit all unvested RSUs.

1 – “Good-Leaver” – Dismissal without cause or termination of employment due to Genmab’s material breach of the RSU or Warrant holder’s employment terms, or if the participant is a member of the Board of Directors, if the membership of the Board of Directors ceases for any other reason than as a result of the participant’s death.

2 - “Bad-leaver” - Dismissed for cause or during the employment probationary period.

The RSU program contains anti-dilution provisions if changes occur in Genmab’s share capital prior to the vesting date and provisions to accelerate vesting of RSUs in the event of change of control as defined in the RSU program.

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RSU Activity in 2023, 2022 and 2021

	Number of RSUs held by the Board of Directors	Number of RSUs held by the Executive Management	Number of RSUs held by employees	Number of RSUs held by former members of the Executive Management, Board of Directors and employees	Total RSUs	Weighted Average Fair Value - RSUs Granted - DKK	Total Fair Value of RSUs Granted - DKK million
Outstanding at January 1, 2021	12,565	66,182	197,374	17,807	293,928
Granted*	3,297	31,417	146,684	4,817	186,215	2,236.44	416
Settled	(3,556)	(14,089)	(35,962)	(9,967)	(63,574)
Transferred	(688)	5,533	(14,810)	9,965	-
Cancelled	(653)	-	(255)	(9,670)	(10,578)

Outstanding at December 31, 2021	10,965	89,043	293,031	12,952	405,991

Outstanding at January 1, 2022	10,965	89,043	293,031	12,952	405,991
Granted*	4,295	40,453	221,000	6,383	272,131	2,250.18	612
Settled	(3,420)	(17,165)	(67,945)	(12,847)	(101,377)
Transferred	(2,368)	-	(13,749)	16,117	-
Cancelled	(653)	-	(9,195)	(18,759)	(28,607)

Outstanding at December 31, 2022	8,819	112,331	423,142	3,846	548,138

Outstanding at January 1, 2023	8,819	112,331	423,142	3,846	548,138
Granted*	3,361	75,854	208,353	11,643	299,211	2,619.35	784
Settled	(1,880)	(35,773)	(54,871)	(9,805)	(102,329)
Transferred	-	12,918	(55,103)	42,185	-
Cancelled	-	(4,357)	(35)	(37,984)	(42,376)

Outstanding at December 31, 2023	10,300	160,973	521,486	9,885	702,644

*  RSUs held by the Board of Directors include RSUs granted to employee-elected Board Members as employees of Genmab A/S or its subsidiaries.

Refer to Note 5.1 for additional information regarding compensation of the Executive Management and the Board of Directors.

Warrant Program

Genmab A/S has established a warrant program (equity-settled share-based payment transactions) as an incentive for all the Genmab Group’s employees.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by Genmab A/S’ shareholders.

Following Genmab’s Annual General Meeting on March 29, 2023, members of the registered Executive Management and members of the Board of Directors may only be granted RSUs.

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See the table below for a summary of key terms of Genmab’s warrant programs:

Warrants Granted in Periods
Key Terms	April 2012 - March 2017	March 2017 - February 2021	From February 2021
Grants	Granted at an exercise price equal to the closing share price on the grant date.
Vesting (Exercisable)	Annually over 4-year period (25% per year)	Cliff vesting over 3-year period (100% after 3 years)
Leaver	Leavers - Forfeit all unvested warrants; however, may be able to exercise warrants on a regular schedule in instances where the employment relationship is terminated by Genmab without cause.		Good-Leavers - May maintain a pro-rata portion of unvested warrants. Bad-Leavers - Forfeit all unvested warrants. Death - Forfeit all unvested warrants.
Lapse	7th anniversary of grant date

The warrant program contains anti-dilution provisions if changes occur in Genmab’s share capital prior to the warrants being exercised and provisions to accelerate vesting of warrants in the event of change of control or certain other extraordinary transactions as defined in the warrant program.

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Warrant Activity in 2023, 2022 and 2021

	Number of warrants held by the Board of Directors	Number of warrants held by the Executive Management	Number of warrants held by employees	Number of warrants held by former members of the Executive Management, Board of Directors and employees	Total warrants	Weighted average exercise price - DKK	Weighted average share price at exercise date - DKK	Outstanding Warrants - % of Share Capital

Outstanding at January 1, 2021	11,941	140,815	732,577	103,135	988,468	1,247.22
Granted*	1,217	1,287	167,080	6,400	175,984	2,282.35
Exercised	(2,500)	(7,250)	(105,726)	(57,232)	(172,708)	780.48	2,439.80
Expired	-	-	-	-	-	-
Cancelled	-	-	(477)	(22,816)	(23,293)	1,956.91
Transfers	-	24,782	(54,454)	29,672	-	-

Outstanding at December 31, 2021	10,658	159,634	739,000	59,159	968,451	1,501.49		1%

Exercisable at year end	6,594	135,723	219,386	50,021	411,724	1,058.41
Exercisable warrants in the money at year end	6,594	135,723	219,386	50,021	411,724	1,058.41

Outstanding at January 1, 2022	10,658	159,634	739,000	59,159	968,451	1,501.49
Granted*	1,541	-	250,005	7,412	258,958	2,244.22
Exercised	(1,558)	(29,836)	(176,948)	(34,775)	(243,117)	1,154.95	2,815.33
Expired	-	-	-	-	-	-
Cancelled	-	-	(13,670)	(32,654)	(46,324)	2,029.00
Transfers	(8,721)	-	(25,373)	34,094	-	-

Outstanding at December 31, 2022	1,920	129,798	773,014	33,236	937,968	1,770.31		1%

Exercisable at year end	617	118,571	282,296	32,695	434,179	1,265.68
Exercisable warrants in the money at year end	617	118,571	282,296	32,695	434,179	1,265.68

Outstanding at January 1, 2023	1,920	129,798	773,014	33,236	937,968	1,770.31
Granted*	403	-	198,001	10,973	209,377	2,632.02
Exercised	-	(11,900)	(74,672)	(26,390)	(112,962)	1,341.40	2,657.76
Expired	-	-	(1,200)	(117)	(1,317)	1,225.18
Cancelled	-	-	(32)	(43,143)	(43,175)	2,274.50
Transfers	-	21,295	(103,396)	82,101	-	-
		.
Outstanding at December 31, 2023	2,323	139,193	791,715	56,660	989,891	1,980.25		1%

Exercisable at year end	875	123,345	246,635	45,686	416,541	1,416.25
Exercisable warrants in the money at year end	617	123,345	192,945	43,632	360,539	1,272.37

*  Warrants held by the Board of Directors include warrants granted to employee-elected Board Members as employees of Genmab A/S or its subsidiaries.

Refer to Note 5.1 for additional information regarding compensation of the Executive Management and the Board of Directors.

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Weighted Average Outstanding Warrants at December 31, 2023

Exercise price	Grant Date	Number of warrants outstanding	Weighted average remaining contractual life (in years)	Number of warrants exercisable
DKK
962.00	June 7, 2018	3,520	1.44	3,520
1,025.00	December 10, 2018	99,733	1.94	99,733
1,032.00	December 15, 2017	60,799	0.96	60,799
1,050.00	September 21, 2018	12,792	1.73	12,792
1,147.50	June 6, 2019	2,775	2.43	2,775
1,155.00	March 29, 2019	506	2.25	506
1,161.00	March 1, 2019	8,373	2.17	8,373
1,210.00	April 10, 2018	3,678	1.28	3,678
1,334.50	October 11, 2019	22,392	2.78	22,392
1,362.50	March 26, 2020	26,264	3.24	26,264
1,402.00	March 28, 2017	6,660	0.24	6,660
1,408.00	June 8, 2017	678	0.44	678
1,432.00	October 5, 2017	1,994	0.76	1,994
1,615.00	December 5, 2019	104,549	2.93	104,549
1,948.00	June 3, 2020	5,826	3.43	5,826
2,070.00	February 26, 2021	82,853	4.16	-
2,103.00	June 9, 2022	20,263	5.44	-
2,129.00	January 25, 2022	15,695	5.07	-
2,144.00	November 21, 2023	7,626	6.89	-
2,148.00	April 13, 2021	14,564	4.29	-
2,175.00	February 25, 2022	152,619	5.15	-
2,317.00	October 7, 2020	33,629	3.77	33,629
2,381.00	December 15, 2020	22,373	3.96	22,373
2,408.00	March 29, 2022	13,162	5.25	-
2,491.00	September 28, 2023	7,866	6.74	-
2,492.00	January 28, 2021	10,053	4.08	-
2,585.00	September 20, 2022	18,632	5.72	-
2,594.00	March 29, 2023	15,811	6.25	-
2,641.00	November 22, 2021	6,297	4.89	-
2,661.00	February 24, 2023	154,746	6.15	-
2,680.00	January 24, 2023	5,030	6.07	-
2,688.00	June 8, 2023	7,958	6.44	-
2,698.00	June 22, 2021	13,163	4.48	-
2,806.00	October 7, 2021	18,583	4.77	-
3,172.00	November 21, 2022	8,429	5.89	-

1,980.25		989,891	4.11	416,541

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Weighted Average Outstanding Warrants at December 31, 2022

Exercise price	Grant Date	Number of warrants outstanding	Weighted average remaining contractual life (in years)	Number of warrants exercisable
DKK
815.50	March 17, 2016	2,725	0.21	2,725
962.00	June 7, 2018	4,646	2.44	4,646
1,025.00	December 10, 2018	109,918	2.94	109,918
1,032.00	December 15, 2017	63,230	1.96	63,230
1,050.00	September 21, 2018	14,024	2.73	14,024
1,136.00	October 6, 2016	2,695	0.77	2,695
1,145.00	December 15, 2016	14,963	0.96	14,963
1,147.50	June 6, 2019	9,386	3.43	9,386
1,155.00	March 29, 2019	5,509	3.25	5,509
1,161.00	March 1, 2019	10,128	3.17	10,128
1,210.00	April 10, 2018	7,090	2.28	7,090
1,233.00	June 9, 2016	3,681	0.44	3,681
1,334.50	October 11, 2019	32,150	3.78	32,150
1,362.50	March 26, 2020	30,938	4.24	-
1,402.00	March 28, 2017	6,837	1.24	6,837
1,408.00	June 8, 2017	954	1.44	954
1,424.00	February 10, 2017	408	1.11	408
1,427.00	March 29, 2017	8,400	1.25	8,400
1,432.00	October 5, 2017	1,994	1.76	1,994
1,615.00	December 5, 2019	135,441	3.93	135,441
1,948.00	June 3, 2020	12,961	4.43	-
2,070.00	February 26, 2021	90,968	5.16	-
2,103.00	June 9, 2022	22,221	6.44	-
2,129.00	January 25, 2022	15,986	6.07	-
2,148.00	April 13, 2021	15,097	5.29	-
2,175.00	February 25, 2022	166,286	6.15	-
2,317.00	October 7, 2020	34,109	4.77	-
2,381.00	December 15, 2020	22,983	4.96	-
2,408.00	March 29, 2022	13,459	6.25	-
2,492.00	January 28, 2021	10,053	5.08	-
2,585.00	September 20, 2022	19,644	6.72	-
2,641.00	November 22, 2021	6,456	5.89	-
2,698.00	June 22, 2021	14,216	5.48	-
2,806.00	October 7, 2021	19,476	5.77	-
3,172.00	November 21, 2022	8,936	6.89	-

1,770.31		937,968	4.40	434,179

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ACCOUNTING POLICIES

SHARE-BASED COMPENSATION EXPENSES

Share-based compensation expense is recognized in the income statement based on the estimated fair value of the awards at grant date. Subsequently, the fair value is not remeasured. The expense recognized reflects an estimate of the number of awards expected to vest after taking into consideration an estimate of award forfeitures based on historical experience and is recognized on a straight-line basis over the requisite service period, which is the vesting period. Genmab reassesses its estimate of the number of shares expected to vest periodically.

Management expectations related to the achievement of performance goals associated with performance-based RSU grants is assessed periodically, and that assessment is used to determine whether such grants are expected to vest or if any revision to the current estimate is required. Genmab recognizes the impact of the revised estimate of the number of awards expected to vest, if any, as an adjustment to the income statement over the remaining vesting period. If performance-based milestones related to performance-based RSU grants are not met or not expected to be met, any share-based compensation expense recognized to date associated with grants that are not expected to vest will be reversed.

Share-based compensation expenses represent calculated values of warrants, RSUs and performance-based RSUs granted and do not represent actual cash expenditures. A corresponding amount is recognized in shareholders’ equity as the warrant, RSU and performance-based RSU programs are designated as equity-settled share-based payment transactions.

MANAGEMENT’S JUDGeMENTS AND ESTIMATES

SHARE-BASED COMPENSATION EXPENSES

The fair value of each warrant granted during the year is calculated using the Black-Scholes pricing model. This pricing model requires the input of subjective assumptions such as:

The expected stock price volatility, which is based upon the historical volatility of Genmab’s stock price;
The risk-free interest rate, which is determined as the interest rate on Danish government bonds (bullet issues) with an average maturity of four to six years;
The expected life of warrants, which is based on vesting terms, expected rate of exercise and life terms in the current warrant program.

These assumptions can vary over time and can change the fair value of future warrants granted.

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Valuation Assumptions for Warrants Granted in 2023, 2022 and 2021

The fair value of each warrant granted during the year is calculated using the Black-Scholes pricing model with the following assumptions:

Weighted average	2023	2022	2021
Fair value per warrant on grant date	924.10	664.08	701.82
Share price	2,632.02	2,244.22	2,282.35
Exercise price	2,632.02	2,244.22	2,282.35
Expected dividend yield	0%	0%	0%
Expected stock price volatility	35.3%	33.5%	36.6%
Risk-free interest rate	2.48%	0.15%	-0.54%
Expected life of warrants	5 years	5 years	5 years

Total Fair Value of Amounts Granted	2023	2022	2021
Total fair value of warrants granted	DKK 193 million	DKK 172 million	DKK 124 million

4.7 – Share Capital

SHARE CAPITAL

The share capital comprises the nominal amount of Genmab A/S ordinary shares, each at a nominal value of DKK 1. All shares are fully paid.

As of December 31, 2023, the share capital of Genmab A/S comprised 66,074,535 shares of DKK 1 each with one vote. There are no restrictions related to the transferability of the shares. All shares are regarded as negotiable instruments and do not confer any special rights upon the holder, and no shareholder shall be under an obligation to allow his/her shares to be redeemed.

Genmab’s Board of Directors is authorized to increase the share capital by subscription of new shares, issue warrants to subscribe for shares and raise loans against bonds as well as other financial instruments of Genmab A/S as set out in articles 4A-5B of Genmab A/S’ articles of association. Further, Genmab’s share capital is in compliance with the capital requirements of the Danish Companies Act and the rules of Nasdaq Copenhagen.

See table below for warrants issued and reissued and warrants available for reissue under active authorizations as of December 31, 2023:

	April 13, 2021	March 29, 2019
	Authorization	Authorization
Warrants issued	242,123	500,000
Warrants reissued	17,283	79,266
Warrants available for issue	507,877	-
Warrants available for reissue	2,136	2,418

SHARE PREMIUM

The share premium reserve is comprised of the amount received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s offerings, reduced by any external expenses directly attributable to the offerings. The share premium reserve can be distributed.

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CHANGES IN SHARE CAPITAL DURING 2021 TO 2023

The share capital of DKK 66 million at December 31, 2023, is divided into 66,074,535 shares at a nominal value of DKK 1 each.

	Number of shares	Share capital	Share Price Ranges[1]
		(DKK million)

December 31, 2020	65,545,748	65.5

Exercise of warrants	172,708	0.2	DKK 31.75 to DKK 1,432.00

December 31, 2021	65,718,456	65.7

Exercise of warrants	243,117	0.3	DKK 466.20 to DKK 1,615.00

December 31, 2022	65,961,573	66.0

Exercise of warrants	112,962	0.1	DKK 815.50 to DKK 1,948.00

December 31, 2023	66,074,535	66.1

1 - New shares were subscribed at share prices in connection with the exercise of warrants under Genmab’s warrant program.

TREASURY SHARES

	Number of shares	Share capital	Proportion of share capital	Cost
		(DKK million)%		(DKK million)

Shareholding at December 31, 2020	132,106	0.1	0.2	154

Purchase of treasury shares	200,000	0.2	0.3	447
Shares used for funding RSU program	(43,781)	-	(0.1)	(51)

Shareholding at December 31, 2021	288,325	0.3	0.4	550

Purchase of treasury shares	370,000	0.4	0.6	908
Shares used for funding RSU program	(68,377)	(0.1)	(0.1)	(80)

Shareholding at December 31, 2022	589,948	0.6	0.9	1,378

Purchase of treasury shares	220,000	0.2	0.3	564
Shares used for funding RSU program	(65,778)	(0.1)	(0.1)	(126)

Shareholding at December 31, 2023	744,170	0.7	1.1	1,816

SHARE REPURCHASES

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Genmab intends to purchase its own shares primarily to cover obligations in relation to the share-based remuneration programs.

	2023 Authorization	2021 Authorization	2019 Authorization
Number of shares authorized for repurchase[1]	500,000	500,000	500,000
Actual shares repurchased under authorization	—	260,000	500,000
Shares available for repurchase as of December 31, 2023	500,000	240,000	—

[1] Nominal value of DKK 500,000

As announced on February 22, 2023, Genmab initiated a share buy-back program. During 2023, Genmab acquired 220,000 of its own shares, representing approximately 0.3% of share capital as of December 31, 2022. The total amount paid to acquire the shares, including directly attributable costs, was DKK 564 million and was recognized as a deduction to shareholders’ equity. During 2022, Genmab acquired 370,000 of its own shares, representing approximately 0.6% of share capital as of December 31, 2021. The total amount paid to acquire the shares, including directly attributable costs, was DKK 908 million and was recognized as a deduction to shareholders’ equity. These shares are classified as treasury shares and are presented within retained earnings on the balance sheet as of December 31, 2023.

As of December 31, 2023, 744,170 treasury shares were held by Genmab.

Section 5 – Other Disclosures

This section is comprised of various statutory disclosures or notes that are of secondary importance for the understanding of Genmab’s financials.

5.1 – Remuneration of the Board of Directors and Executive Management

The total remuneration of the Board of Directors and Executive Management is as follows:

(DKK million)	2023	2022	2021

Wages and salaries	71	55	51
Share-based compensation expenses	100	70	58
Defined contribution plans	3	2	2

Total	174	127	111

The remuneration packages for the Board of Directors and Executive Management are described in further detail in Genmab’s 2023 Compensation Report. The remuneration packages are denominated in DKK, EUR, or USD. The Compensation Committee of the Board of Directors performs an annual review of the remuneration packages. All incentive and variable remuneration is considered and adopted at the Company’s Annual General Meeting.

Share-based compensation is included in the income statement and reported in the table above. Share-based compensation expense represents the estimated fair value of the awards at grant date and does not represent actual cash compensation received by the Board Members or Executive Management. Refer to

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Note 4.6 for additional information regarding Genmab’s share-based compensation programs and accounting policies.

Remuneration to the Board of Directors

	Base Board Fee			Committee Fees			Share-Based Compensation Expenses			Total
(DKK million)	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021

Deirdre P. Connelly	1.2	1.2	1.2	0.5	0.5	0.5	1.1	0.9	0.7	2.8	2.6	2.4
Pernille Erenbjerg	0.9	0.9	0.9	0.4	0.4	0.4	0.8	0.7	0.5	2.1	2.0	1.8
Anders Gersel Pedersen	0.6	0.6	0.6	0.5	0.4	0.4	0.6	0.5	0.4	1.7	1.5	1.4
Paolo Paoletti	0.6	0.6	0.6	0.3	0.3	0.3	0.6	0.5	0.4	1.5	1.4	1.3
Rolf Hoffmann	0.6	0.6	0.6	0.3	0.3	0.4	0.6	0.5	0.4	1.5	1.4	1.4
Elizabeth O’Farrell[1]	0.6	0.5	-	0.3	0.2	-	1.0	0.6	-	1.9	1.3	-
Jonathan Peacock[2]	-	-	0.5	-	-	0.3	-	-	0.6	-	-	1.4
Mijke Zachariasse[3]	0.6	0.6	0.6	-	-	-	0.5	0.4	0.3	1.1	1.0	0.9
Martin Schultz[3]	0.6	0.5	-	-	-	-	0.2	-	-	0.8	0.5	-
Takahiro Hamatani[3]	0.6	0.5	-	-	-	-	0.2	-	-	0.8	0.5	-
Peter Storm Kristensen[4]	-	0.1	0.6	-	-	-	-	0.1	0.4	-	0.2	1.0
Rima Bawarshi Nassar[4]	-	0.1	0.6	-	-	-	-	0.1	0.2	-	0.2	0.8

Total	6.3	6.2	6.2	2.3	2.1	2.3	5.6	4.3	3.9	14.2	12.6	12.4

1 – Elizabeth O’Farrell was newly elected to the Board of Directors at the Annual General Meeting in March 2022.

2 – Jonathan Peacock stepped down from the Board of Directors effective November 15, 2021, due to increased responsibilities in connection with his other board commitments.

3 – Employee elected board members were elected at the Annual General Meeting in March 2022.

4 – Peter Storm Kristensen and Rima Bawarshi Nassar stepped down from the Board of Directors as employee elected board members at the Annual General Meeting in March 2022.

Refer to the section “Board of Directors” in Management’s Review for additional information regarding the Board of Directors.

Remuneration to the Executive Management

	Base Salary			Defined Contribution Plans			Other Benefits			Annual Cash Bonus			Share-Based Compensation Expenses			Total
(DKK million)	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021

Jan van de Winkel	9.2	8.6	7.9	1.3	1.3	1.1	0.3	0.3	0.6	9.2	8.6	7.9	24.3	22.9	20.6	44.3	41.7	38.1
Anthony Pagano	4.4	4.3	3.2	0.1	0.1	0.1	-	-	-	2.6	2.6	1.9	12.5	9.5	7.2	19.6	16.5	12.4
Anthony Mancini	4.9	4.7	3.9	0.1	0.1	0.1	-	-	3.1	2.9	2.8	2.3	13.9	11.4	7.2	21.8	19.0	16.6
Judith Klimovsky	5.0	4.9	4.0	0.1	0.1	0.1	-	-	-	3.0	2.9	2.5	13.6	14.1	13.2	21.7	22.0	19.8
Tahamtan Ahmadi[1]	4.7	4.6	3.3	0.1	0.1	0.1	-	-	-	2.9	2.8	2.0	12.1	7.7	5.5	19.8	15.2	10.9
Birgitte Stephensen[2]	2.6	-	-	0.3	-	-	-	-	-	1.5	-	-	5.7	-	-	10.1	-	-
Christopher Cozic[2]	3.3	-	-	0.1	-	-	-	-	-	2.0	-	-	7.8	-	-	13.2	-	-
Martine van Vugt[3]	2.5	-	-	0.6	-	-	0.1	-	-	1.6	-	-	4.1	-	-	8.9	-	-

Total	36.6	27.1	22.3	2.7	1.7	1.5	0.4	0.3	3.7	25.7	19.7	16.6	94.0	65.6	53.7	159.4	114.4	97.8

1 – Tahamtan Ahmadi was appointed Chief Medical Officer, Head of Experimental Medicines and member of the Executive Management in March 2021.

2 – Birgitte Stephensen and Christopher Cozic were appointed Chief Legal Officer and Chief People Officer, respectively, and members of the Executive Management in March 2022.

3 – Martine van Vugt was appointed Chief Strategy Officer and member of the Executive Management in March 2023.

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Genmab has decided to implement an administrative organizational change whereby effective January 1, 2023, only Jan van de Winkel, President and Chief Executive Officer, and Anthony Pagano, Executive Vice President and Chief Financial Officer, will be formally registered as executive managers with the Danish Business Authority. Judith Klimovsky, Executive Vice President and Chief Development Officer, Anthony Mancini, Executive Vice President and Chief Operating Officer, and Tahamtan Ahmadi, Executive Vice President and Chief Medical Officer, will cease to be registered as executive managers with the Danish Business Authority; however, apart from the formal registration amendments there will be no changes to the Executive Management Team, including titles, areas of responsibility or otherwise.

Refer to the section “Executive Management” in Management’s Review for additional information regarding the Executive Management.

Severance Payments

In the event Genmab terminates the service agreements with any member of the Executive Management team without cause, Genmab is obliged to pay his/her existing salary for one or two years after the end of the one-year notice period. However, in the event of termination by Genmab (unless for cause) or by any member of Executive Management as a result of a change of control of Genmab, Genmab is obliged to pay compensation equal to his/her existing total salary (including benefits) for up to two years in addition to the notice period. In 2021, the Remuneration Policy was amended at the Annual General Meeting to specify that the total value of the remuneration relating to the notice period for new members of Executive Management cannot exceed two years of remuneration, including all components of the remuneration. In case of the termination of the service agreements of the Executive Management without cause, the total impact on Genmab’s financial position is estimated to be approximately DKK 103 million as of December 31, 2023 (2022: DKK 82 million, 2021: DKK 72 million).

5.2 – Related Party Disclosures

Genmab’s related parties are its Board of Directors, Executive Management, and close members of the family of these persons.

Genmab has not granted any loans, guarantees or other commitments to or on behalf of any of the members of the Board of Directors or members of the Executive Management.

Other than the remuneration and other transactions relating to the Board of Directors and the Executive Management described in Note 5.1, there were no material related party transactions during 2023, 2022 and 2021.

5.3 – Commitments

PURCHASE OBLIGATIONS

Genmab has entered into a number of agreements related to research and development activities that contain various obligations. These short-term contractual obligations amounted to approximately DKK 3,212 million as of December 31, 2023, all of which is due in less than two years (2022: approximately DKK 1,687 million).

Genmab also has certain contingent commitments under license and collaboration agreements that may become due in the future. As of December 31, 2023, these contingent commitments amounted to approximately DKK 15,393 million (USD 2,282 million) in potential future development, regulatory and commercial milestone payments to third parties under license and collaboration agreements for our preclinical and clinical stage development programs as compared to approximately DKK 20,077 million (USD 2,880 million) as of December 31, 2022. These milestone payments generally become due and payable only upon

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the achievement of certain development, clinical, regulatory or commercial milestones. The events triggering such payments or obligations have not yet occurred.

In addition to the above obligations, Genmab enters into a variety of agreements and financial commitments in the normal course of business. The terms generally allow Genmab the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services. It is not possible to predict the maximum potential amount of future payments under these agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement.

5.4 – Fees to Auditors Appointed at the Annual General Meeting

(DKK million)	2023	2022	2021

PricewaterhouseCoopers
Audit fees	6.1	5.8	5.8
Audit-related fees	3.4	2.0	1.8
Tax fees	-	-	-
All other fees	0.1	-	0.1

Total	9.6	7.8	7.7

Fees for other services than statutory audit of the financial statements provided by PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab amounted to DKK 3.5 million in 2023 (DKK 2.0 million and DKK 1.9 million in 2022 and 2021, respectively). These services primarily include agreed-upon procedures, other assurance assessments and reports, accounting advice, and educational training.

5.5 – Adjustments to Cash Flow Statements

(DKK million)	Note	2023	2022	2021

Adjustments for non-cash transactions:
Depreciation, amortization and impairment	3.1, 3.2, 3.3	295	362	248
Share-based compensation expenses	2.3, 4.6	586	439	310
Other		-	-	(32)

Total adjustments for non-cash transactions		881	801	526

Change in operating assets and liabilities:
Receivables		797	(2,123)	(1,009)
Inventories		(57)	-	-
Other payables		622	283	304

Total change in operating assets and liabilities		1,362	(1,840)	(705)

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5.6 – Collaborations and Technology Licenses

Collaborations

Genmab enters into collaborations with biotechnology and pharmaceutical companies to advance the development and commercialization of Genmab’s product candidates and to supplement its internal pipeline. Genmab seeks collaborations that will allow Genmab to retain significant future participation in product sales through either profit-sharing or royalties paid on net sales. Below is an overview of certain of Genmab’s collaborations that have had, or are expected in the near term to have, a significant impact on financial results.

Janssen (Daratumumab/DARZALEX)

In 2012, Genmab entered into a global license, development and commercialization agreement with Janssen for daratumumab (marketed for the treatment of certain multiple myeloma indications as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and DARZALEX SC in Europe for SC administration). Under this agreement, Janssen is fully responsible for developing and commercializing daratumumab, and all costs associated therewith. Genmab receives tiered royalty payments between 12% and 20% based on Janssen’s annual net product sales with Janssen reducing such royalty payments for Genmab’s share of Janssen’s royalty payments made to Halozyme. In addition, the royalties payable by Janssen are limited in time and subject to reduction on a country-by-country basis for customary reduction events, including for lack of Genmab patent coverage or upon patent expiration or invalidation in the relevant country and upon the first commercial sale of a biosimilar product in the relevant country (for as long as the biosimilar product remains for sale in that country). Pursuant to the terms of the agreement, Janssen’s obligation to pay royalties under this agreement will expire on a country-by-country basis on the later of the date that is 13 years after the first commercial sale of daratumumab in such country or upon the expiration or invalidation of the last-to-expire relevant Genmab patent (as defined in the agreement) covering daratumumab in such country. Genmab is also eligible to receive certain additional payments in connection with development, regulatory and sales milestones.

In September 2020, Genmab commenced arbitration against Janssen with respect to two different provisions of our license agreement for daratumumab, both relating to royalties payable to Genmab on net sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration). In April 2022, the arbitral tribunal issued an award in that arbitration denying both of Genmab’s claims. Genmab did not seek review of the award.

Novartis (Ofatumumab/Kesimpta)

Genmab and GlaxoSmithKline (GSK) entered a co-development and collaboration agreement for ofatumumab in 2006. The full rights to ofatumumab were transferred from GSK to Novartis in 2015. Novartis is now fully responsible for the development and commercialization of ofatumumab in all potential indications, including autoimmune diseases. Genmab is entitled to a 10% royalty payment on net sales for non-cancer treatments. Genmab pays a royalty to Medarex based on Kesimpta net sales. Novartis’s obligation to pay royalties to Genmab under this agreement expire on a country-by-country basis only in the event Novartis is no longer selling such product in a given country. The royalties are on a country-by-country basis subject to reduction in case of significant competition by competing products (as defined in the agreement) or a joint committee determination that a license of intellectual property owned by a third-party is necessary for commercialization.

Roche (Teprotumumab/TEPEZZA)

In May 2001, Genmab entered a collaboration with Roche to develop human antibodies to disease targets identified by Roche. In 2002, this alliance was expanded, and Roche made an equity investment in Genmab. Under the agreement, Genmab will receive milestones as well as royalty payments on successful products

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and, in certain circumstances, Genmab could obtain rights to develop products based on disease targets identified by Roche.

Teprotumumab was created by Genmab under the collaboration with Roche and development and commercialization of the product, approved in 2020 by the U.S. FDA, as TEPEZZA, for the treatment of TED, was subsequently conducted by Horizon under a license from Roche. In October 2023, Amgen completed its acquisition of Horizon, including all the rights to the commercialization and development of teprotumumab. Under the terms of Genmab’s agreement with Roche, Genmab receives a mid-single digit royalty on net sales (as defined) of TEPEZZA, on a country-by-country basis, for 10 years following the first commercial sale in such country.

Pfizer (Tisotumab vedotin/Tivdak)

In September 2010, Genmab and Pfizer entered into an ADC collaboration, and a commercial license and collaboration agreement was executed in October 2011. Under the agreement, Genmab was granted rights to utilize Pfizer’s ADC technology with its human monoclonal TF antibody. Pfizer was granted rights to exercise a co-development and co-commercialization option at the end of Phase 1 clinical development for tisotumab vedotin. In August 2017, Pfizer exercised this option. In October 2020, Genmab and Pfizer entered into a joint commercialization agreement. Genmab is co-promoting tisotumab vedotin in the U.S. and will lead commercial operational activities and book sales in Japan, while Pfizer will lead operational commercial activities in the U.S., Europe and China with a 50:50 profit split in those markets. In any other markets, Pfizer will be responsible for commercializing tisotumab vedotin and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies will continue the practice of joint decision-making on the worldwide development and commercialization strategy for tisotumab vedotin.

In September 2021, tisotumab vedotin was approved by the U.S. FDA and is marketed under the trade name Tivdak. Pfizer records product sales of Tivdak in the U.S. and Genmab shares 50% of the profits for this product.

AbbVie (Epcoritamab/EPKINLY/TEPKINLY)

On June 10, 2020, Genmab entered into a broad oncology collaboration agreement with AbbVie to jointly develop and commercialize products including epcoritamab, and subsequently into a discovery research collaboration for up to four future differentiated antibody therapeutics for cancer. The companies will share commercial responsibilities for epcoritamab in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab is the principal for net sales in the U.S. and Japan and receives tiered royalties between 22% and 26% on remaining net sales outside of these territories, subject to certain royalty reductions. For any product candidates developed as a result of the companies’ discovery research collaboration, Genmab and AbbVie will share responsibilities for global development and commercialization in the U.S. and Japan. Genmab retains the right to co-commercialize these products, along with AbbVie, outside of the U.S. and Japan.

Under the terms of the agreement, Genmab received a USD 750 million (DKK 4,911 million) upfront payment in June 2020 and was initially entitled to receive an aggregate of up to USD 3.15 billion in additional development, regulatory and sales milestone payments for all programs. Included in these potential milestones were up to USD 1.15 billion in payments related to clinical development and commercial success across the three bispecific antibody programs originally included in the agreement.

As a result of two programs being stopped, Genmab is instead contractually entitled to receive an aggregate of up to USD 2.55 billion in additional development, regulatory and sales milestone payments for all programs and an aggregate of up to USD 550 million in payments related to clinical development and commercial success for the one remaining bispecific antibody program, epcoritamab, included in the original agreement.

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In addition, and also included in these potential milestones, if all four next-generation antibody product candidates developed as a result of the discovery research collaboration are successful, Genmab is eligible to receive up to USD 2.0 billion in option exercise and success-based milestones.

In May 2023, epcoritamab was approved by the U.S. FDA and is marketed under the tradename EPKINLY. In September 2023, epcoritamab was approved by the EC and the Japan MHLW and is marketed under the tradenames TEPKINLY and EPKINLY, respectively. Genmab is entitled to tiered royalties between 22% and 26% on net sales for epcoritamab outside the U.S. and Japan. Except for these royalty-bearing sales, Genmab will share with AbbVie profits from the sale of licensed products on a 50:50 basis. Genmab and AbbVie split 50:50 the development costs related to epcoritamab, while Genmab will be responsible for 100% of the costs of the discovery research programs up to opt-in.

The total transaction price of USD 750 million (DKK 4,911 million) was allocated to the four performance obligations based on the best estimate of relative stand-alone selling prices. The allocation of the transaction price to the performance obligations is summarized below:

• Delivery of licenses for the three programs: USD 672 million (DKK 4,398 million)

• Co-development activities for the product concepts: USD 78 million (DKK 513 million)

For the license grants, Genmab based the stand-alone selling price on a discounted cash flow approach and considered several factors including, but not limited to, discount rate, development timeline, regulatory risks, estimated market demand and future revenue potential. For co-development activities related to up to four product concepts, a cost-plus margin approach was utilized.

The performance obligations related to the delivery of licenses were completed at a point in time (June 2020) and Genmab recognized USD 672 million (DKK 4,398 million) as license fee revenue in June 2020. After delivery of the licenses, Genmab shares further development and commercial costs equally with AbbVie. AbbVie is not assessed as a customer but as a collaboration partner, and as such this part of the collaboration is not in scope of IFRS 15.

Refer to Note 3.7 for information pertaining to the remaining performance obligation related to co-development activities for the product concepts.

BioNTech

In May 2015, Genmab entered into an agreement with BioNTech to jointly research, develop and commercialize bispecific antibody products using Genmab’s DuoBody technology platform. Under the terms of the agreement, BioNTech will provide proprietary antibodies against key immunomodulatory targets, while Genmab provides proprietary antibodies and access to its DuoBody technology platform. Genmab paid an upfront fee of USD 10 million to BioNTech and an additional fee as certain BioNTech assets were selected for further development. If the companies jointly select any product candidates for clinical development, development costs and product ownership will be shared equally going forward. If one of the companies does not wish to move a product candidate forward, the other company is entitled to continue developing the product on predetermined licensing terms. The agreement also includes provisions which will allow the parties to opt out of joint development at key points. During July 2022, Genmab and BioNTech expanded this collaboration to include the joint research, development and commercialization of monospecific antibody candidates using Genmab’s HexaBody technology platform.

Genmab and BioNTech have four investigational medicines currently in clinical development: DuoBody-CD40x4-1BB (GEN1042/BNT312), acasunlimab (GEN1046/BNT311), HexaBody-CD27 (GEN1053/BNT313) and GEN1056 (BNT322). In August and October 2023 respectively, two additional INDs were submitted for GEN1059 (BNT314, DuoBody-EpCAMx4-1BB) and GEN1055 (BNT315, HexaBody-OX40).

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Janssen (DuoBody)

In July 2012, and as amended in December 2013, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using our DuoBody technology platform.

As of December 31, 2023, three DuoBody-based products created under this collaboration were in active clinical development and had been approved by regulatory authorities: RYBREVANT, TECVAYLI and TALVEY. Under our agreement with Janssen, Genmab is eligible to receive milestones and receives royalties between 8% and 10% on net sales of RYBREVANT, a mid-single digit royalty on net sales of TECVAYLI, and a mid-single digit royalty on net sales of TALVEY, all of which are subject to a reduction of such royalty payment in countries and territories where there are no relevant patents (as defined in the agreement), among other reductions. Pursuant to the terms of the DuoBody agreement, Janssen’s obligation to pay these royalties will expire on a country-by-country and licensed product-by-licensed product basis on the later of the date that is 10 years after the first sale of each licensed product in such country or upon the expiration of the last-to-expire relevant patent (as defined in the agreement) covering the licensed product in such country. Genmab pays a royalty to Medarex based on RYBREVANT net sales.

5.7 – Subsequent Events

No events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of December 31, 2023.

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Financial Statements of the Parent Company

Income Statements

(DKK million)	Note	2023	2022

Revenue	2	17,126	14,737
Cost of product sales		(86)	-

Research and development expenses	3, 5, 6	(8,826)	(6,277)
Selling, general and administrative expenses	3, 6	(2,521)	(2,728)
Operating expenses		(11,347)	(9,005)

Operating profit		5,693	5,732

Financial income	14	1,239	1,300
Financial expenses	14	(911)	(369)

Net profit before tax		6,021	6,663

Corporate tax	4	(1,277)	(1,491)

Net profit		4,744	5,172

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Balance Sheets

		December 31,	December 31,
(DKK million)	Note	2023	2022

ASSETS

Intangible assets	5	378	357
Property and equipment	6	129	26
Right-of-use assets	7	232	9
Investments in subsidiaries	17	3,308	2,806
Receivables	10	49	35
Deferred tax assets	4	198	243
Other investments	8	87	66

Total non-current assets		4,381	3,542

Corporate tax receivable	4	-	189
Inventories	9	31	-
Receivables	10	4,528	5,558
Receivables from subsidiaries	10	650	129
Marketable securities	13	13,268	12,431
Cash and cash equivalents		14,467	8,830

Total current assets		32,944	27,137

Total assets		37,325	30,679

SHAREHOLDERS' EQUITY AND LIABILITIES

Share capital		66	66
Share premium		12,461	12,309
Retained earnings		20,347	15,741

Total shareholders' equity		32,874	28,116

Lease liabilities	7	227	-
Deferred revenue	11	480	480
Other payables	12	20	-

Total non-current liabilities		727	480

Corporate tax payable	4	45	-
Payable to subsidiaries	12	2,525	1,136
Lease liabilities	7	19	5
Deferred revenue	11	33	33
Other payables	12	1,102	909

Total current liabilities		3,724	2,083

Total liabilities		4,451	2,563

Total shareholders' equity and liabilities		37,325	30,679

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Statements of Cash Flows

(DKK million)	Note	2023	2022

Cash flows from operating activities:

Net profit before tax		6,021	6,663

Reversal of financial items, net	14	(328)	(931)
Adjustment for non-cash transactions	20	145	172
Change in operating assets and liabilities	20	1,238	(2,096)

Cash provided by operating activities before financial items		7,076	3,808

Interest received		888	280
Interest elements of lease payments	7	(9)	-
Interest paid		(1)	(1)
Corporate taxes (paid)/received		(1,056)	(1,583)

Net cash provided by operating activities		6,898	2,504

Cash flows from investing activities:
Investment in intangible assets	5	(82)	(191)
Investment in tangible assets	6	(117)	(21)
Transactions with subsidiaries		868	374
Marketable securities bought		(10,876)	(9,659)
Marketable securities sold		10,001	7,254
Other investments bought		(30)	(39)

Net cash (used in) investing activities		(236)	(2,282)

Cash flows from financing activities:
Warrants exercised		152	280
Principal elements of lease payments	7	(15)	(13)
Purchase of treasury shares		(564)	(908)
Payment of withholding taxes on behalf of employees on net settled RSUs		(103)	(88)

Net cash (used in) financing activities		(530)	(729)

Changes in cash and cash equivalents		6,132	(507)
Cash and cash equivalents at the beginning of the period		8,830	8,783
Exchange rate adjustments		(495)	554

Cash and cash equivalents at the end of the period		14,467	8,830

Cash and cash equivalents include:
Bank deposits		13,114	8,236
Short-term marketable securities		1,353	594
Cash and cash equivalents at the end of the period		14,467	8,830

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Statements of Changes in Equity

(DKK million)	Share capital	Share premium	Retained earnings	Shareholders' equity

Balance at December 31, 2021	66	12,029	11,226	23,321
Effect of prior period revision	-	-	(89)	(89)
Balance at December 31, 2021 (revised)	66	12,029	11,137	23,232

Net profit	-	-	5,172	5,172
Exercise of warrants	-	280	-	280
Purchase of treasury shares	-	-	(908)	(908)
Share-based compensation expenses	-	-	439	439
Net settlement of RSUs	-	-	(88)	(88)
Tax on items recognized directly in equity	-	-	(11)	(11)

Balance at December 31, 2022	66	12,309	15,741	28,116

Net profit	-	-	4,744	4,744
Exercise of warrants	-	152	-	152
Purchase of treasury shares	-	-	(564)	(564)
Share-based compensation expenses	-	-	586	586
Net settlement of RSUs	-	-	(103)	(103)
Tax on items recognized directly in equity	-	-	(57)	(57)

Balance at December 31, 2023	66	12,461	20,347	32,874

DISTRIBUTION OF THE YEAR’S Profit

The Board of Directors proposes that the parent company’s 2023 net profit of DKK 4,744 million (2022: net profit of DKK 5,172 million) be carried forward to next year by transfer to retained earnings.

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1 – Accounting Policies

The financial statements of the parent company have been prepared in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU and further requirements in the Danish Financial Statements Act (Class D).

A number of new or amended standards became applicable for the current reporting period. Genmab A/S did not have to change its accounting policies as a result of the adoption of these standards.

Refer to Note 1.2 in the consolidated financial statements for a description of new accounting policies and disclosures of the Group.

Refer to Note 1.3 in the consolidated financial statements for a description of management’s judgements and estimates under IFRS.

Supplementary Accounting Policies for the Parent Company

Investments in Subsidiaries

The cost method is used for measuring the investments in subsidiaries. Under the cost method, investments in subsidiaries are measured at historical cost. Equity interests in foreign currencies are translated to the reporting currency by use of historical exchange rates prevailing at the time of investment.

Additions to the carrying value of investment in subsidiaries include capital contributions made by the parent and share-based payment transactions related to employees of the respective subsidiaries based on where the employee has rendered service.

Distributions from the investment are recognized as income when declared, if any. If the distribution exceeds the current period income or if circumstances or changes in Genmab’s operations indicate that the carrying amount of the subsidiary may not be recoverable, the carrying amount is tested for impairment. Where the recoverable amount of the investments is lower than cost, the investments are written down to this lower value.

Refer to Note 1.1 in the consolidated financial statements for a description of the accounting policies of the Group.

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Revision of Prior Period Financial Statements

	2022
(DKK million)	Revised Balances	Effect of Error Correction	Previously Reported Balances

Income Statements:
Revenue	14,737	(90)	14,827
Operating expenses	(9,005)	-	(9,005)
Operating profit	5,732	(90)	5,822
Financial income/expense	931	-	931
Net profit before tax	6,663	(90)	6,753
Corporate tax	(1,491)	20	(1,511)
Net profit	5,172	(70)	5,242

Balance Sheet:
Total non-current assets	3,542	-	3,542
Corporate tax receivable	189	39	150
Receivables	5,558	(198)	5,756
Other assets	21,390	-	21,390
Total current assets	27,137	(159)	27,296
Total assets	30,679	(159)	30,838
Other equity items	12,375	-	12,375
Retained earnings	15,741	(159)	15,900
Total shareholders' equity	28,116	(159)	28,275
Total liabilities	2,563	-	2,563
Total shareholders' equity and liabilities	30,679	(159)	30,838

Cash Flow Statement:
Net profit before tax	6,663	(90)	6,753
Reversal of financial items, net	(931)	-	(931)
Adjustment for non-cash transactions	172	-	172
Change in operating assets and liabilities	(2,096)	90	(2,186)
Cash flows from operating activities before financial items	3,808	-	3,808
Other items	(1,304)	-	(1,304)
Net cash provided by operating activities	2,504	-	2,504

Refer to Note 1.4 in the consolidated financial statements for additional information regarding the revision of the Group financial statements.

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2 – Revenue

(DKK million)	2023	2022

Revenue by type:
Royalties	13,705	11,582
Reimbursement revenue - External	864	818
Reimbursement revenue - Intercompany	937	232
Milestone revenue	1,177	1,767
Collaboration revenue	307	332
License revenue	-	6
Net product sales - Intercompany	136	-

Total	17,126	14,737

Revenue by collaboration partner:
Janssen	11,949	10,530
AbbVie	732	1,174
Roche	704	796
Novartis	1,511	815
BioNTech	784	708
Pfizer[1]	373	413
Other	-	69

Total[2]	16,053	14,505

Royalties by product:
DARZALEX	11,265	9,966
Kesimpta	1,494	779
TEPEZZA	704	796
Other[3]	242	41

Total	13,705	11,582

1Pzifer acquired Seagen in December 2023

2 Excludes Genmab’s intercompany revenue

3Other consist of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY and TEPKINLY

Refer to Note 2.1 in the consolidated financial statements for additional information regarding revenue of the Group.

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3 – Staff Costs

(DKK million)	2023	2022

Wages and salaries	500	392
Share-based compensation	84	68
Defined contribution plans	39	29
Other social security costs	9	25

Total	632	514

Staff costs are included in the income statement as follows:
Research and development expenses	501	393
Selling, general and administrative expenses	131	121

Total	632	514

Average number of FTE	440	348
Number of FTE at year-end	465	385

Refer to Note 2.3 in the consolidated financial statements for additional information regarding staff costs of the Group.

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4 – Corporate and Deferred Tax

TAXATION – INCOME STATEMENT & SHAREHOLDERS’ EQUITY

(DKK million)	2023	2022

Current tax
Current tax on profit	1,288	1,488
Adjustment to deferred tax	(11)	3

Total tax for the period in the income statement	1,277	1,491

A reconciliation of Genmab's effective tax rate relative to the Danish statutory tax rate is as follows:

(DKK million)	2023	2022

Net profit before tax	6,021	6,663

Tax at the Danish statutory corporation tax rate of 22% for all periods	1,325	1,466

Tax effect of:
Non-deductible expenses/non-taxable income and other permanent differences, net	(52)	37
All other	4	(12)
Total tax effect	(48)	25

Total tax for the period in the income statement	1,277	1,491
Total tax for the period in shareholders' equity	57	(22)
Effective Tax Rate	21.2%	22.4%

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TAXATION – BALANCE SHEET

Significant components of the deferred tax asset are as follows:

(DKK million)	2023	2022

Share-based instruments	37	124
Deferred revenue	113	113
Other temporary differences	48	6

Total deferred tax assets	198	243

Refer to Note 2.4 in the consolidated financial statements for additional information regarding corporate and deferred tax of the Group.

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5 – Intangible Assets

	Licenses, Rights, and Patents
(DKK million)	2023	2022

Cost at January 1	1,011	820
Additions for the year	82	191
Cost at December 31	1,093	1,011

Accumulated amortization and impairment at January 1	(654)	(584)
Amortization for the year	(61)	(70)

Accumulated amortization and impairment at December 31	(715)	(654)

Carrying amount at December 31	378	357

(DKK million)	2023	2022

Amortization and impairment included in the income statement as follows:
Research and development expenses	61	70

Total	61	70

Parent Company intangible assets include licenses and rights primarily to gain access to targets and technologies identified by third parties as well as subsidiaries.

Refer to Note 3.1 in the consolidated financial statements for additional information regarding intangible assets of the Group.

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6 – Property and Equipment

(DKK million)	Leasehold improvements	Equipment, furniture and fixtures	Assets under construction	Total property and equipment

2023
Cost at January 1	4	24	17	45
Additions for the year	5	10	100	115
Transfers between the classes	69	48	(117)	-
Disposals for the year	-	-	-	-

Cost at December 31	78	82	-	160

Accumulated depreciation and impairment at January 1	(4)	(15)	-	(19)
Depreciation for the year	(3)	(9)	-	(12)
Disposals for the year	-	-	-	-

Accumulated depreciation and impairment at December 31	(7)	(24)	-	(31)

Carrying amount at December 31	71	58	-	129

(DKK million)	Leasehold improvements	Equipment, furniture and fixtures	Assets under construction	Total property and equipment

2022
Cost at January 1	4	25	6	35
Additions for the year	-	6	11	17
Disposals for the year	-	(7)	-	(7)

Cost at December 31	4	24	17	45

Accumulated depreciation and impairment at January 1	(3)	(19)	-	(22)
Depreciation for the year	(1)	(5)	-	(6)
Disposals for the year	-	9	-	9

Accumulated depreciation and impairment at December 31	(4)	(15)	-	(19)

Carrying amount at December 31	-	9	17	26

(DKK million)			2023	2022

Depreciation and impairment included in the income statement as follows:
Research and development expenses			6	2
Selling, general and administrative expenses			6	4

Total			12	6

Refer to Note 3.2 in the consolidated financial statements for additional information regarding property and equipment of the Group.

7 – Leases

The parent company has entered into lease agreements with respect to office space.

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The leases are non-cancellable over various periods through 2038.

(DKK million)	2023	2022

Right-of-use assets
Balance at January 1	9	12
Additions to right-of-use assets[1]	242	10
Depreciation charge for the year	(19)	(13)

Balance at December 31	232	9

Lease liabilities
Current	19	5
Non-current	227	-

Total at December 31	246	5
(1) Additions to right-of-use assets also includes modifications to existing leases and adjustments to the provisions for contractual restoration obligations related to leases of Genmab offices.

Cash outflow for lease payments	24	13

Variable lease payments, lease interest expense, and low-value assets are immaterial.

Future minimum payments under leases are as follows:

(DKK million)	2023	2022

Payment due
Less than 1 year	23	5
1 to 3 years	45	-
More than 3 years but less than 5 years	45	-
More than 5 years	202	-

Total at December 31	315	5

Refer to Note 3.3 in the consolidated financial statements for additional information regarding leases of the Group.

8 – Other Investments

(DKK million)	2023	2022

Fund Investments	87	66
Total at December 31	87	66

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Refer to Note 3.4 to the consolidated financial statements for additional information on other investments of the Group.

9 – Inventories

(DKK million)	2023	2022

Raw materials	14	-
Work in progress	-	-
Finished goods	19	-
Total inventories (gross) at December 31	33	-

Allowances at year end	(2)	-

Total inventories (net) at December 31	31	-

Refer to Note 3.5 in the consolidated financial statements for additional information regarding inventories of the Group.

10 – Receivables

(DKK million)	2023	2022

Receivables related to collaboration agreements	4,148	5,059
Prepayments	121	84
Receivables from subsidiaries	650	129
Interest receivables	149	83
Receivables for securities matured	-	290
Other receivables	159	77

Total at December 31	5,227	5,722

Non-current receivables	49	35
Current receivables	5,178	5,687

Total at December 31	5,227	5,722

Refer to Note 3.6 in the consolidated financial statements for additional information regarding receivables of the Group.

11 – Deferred Revenue

(DKK million)	2023	2022

Deferred revenue at January 1	513	513
Customer payment received	-	-
Revenue recognized during the year	-	-

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Total at December 31	513	513

Non-current deferred revenue	480	480
Current deferred revenue	33	33

Total at December 31	513	513

Refer to Note 3.7 in the consolidated financial statements for additional information regarding deferred revenue of the Group.

12 – Other Payables

(DKK million)	2023	2022

Liabilities related to collaboration agreements	47	70
Staff cost liabilities	106	90
Accounts payable	107	90
Payable to subsidiaries	2,525	1,136
Other liabilities	862	659

Total at December 31	3,647	2,045

Non-current other payables	20	-
Current other payables	3,627	2,045

Total at December 31	3,647	2,045

Refer to Note 3.8 in the consolidated financial statements for additional information regarding other payables of the Group.

13 – Marketable Securities

Refer to Note 4.4 in the consolidated financial statements for additional information on marketable securities of the Group.

14 – Financial Income and Expenses

(DKK million)	2023	2022

Financial income:
Interest and other financial income	919	321
Gain on marketable securities, net	320	-
Gain on other investments, net	-	1
Foreign exchange rate gain, net	-	978

Total financial income	1,239	1,300

Financial expenses:

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Interest and other financial expenses	(12)	(6)
Interest to subsidiaries	(9)	(2)
Loss on marketable securities, net	-	(361)
Loss on other investments, net	(8)	-
Foreign exchange rate loss, net	(882)	-

Total financial expenses	(911)	(369)

Net financial items	328	931

Refer to Note 4.5 in the consolidated financial statements for additional information regarding financial income and expenses of the Group.

15 – Remuneration of the Board of Directors and Executive Management

Remuneration of the Board of Directors for the parent is the same as the Group.

Remuneration of Executive Management for the parent company is 10% of total compensation for each member of Executive Management as reported in Note 5.1 in the consolidated financial statements, per service agreement with each member of Executive Management.

Refer to Note 5.1 in the consolidated financial statements for additional information regarding the remuneration of the Board of Directors and Executive Management.

16 – Related Party Disclosures

Genmab A/S’ related parties are the parent company’s subsidiaries, Board of Directors, Executive Management, and close members of the family of these persons.

TRANSACTIONS WITH SUBSIDIARIES

Genmab B.V., Genmab Holding B.V., Genmab US, Inc. and Genmab K.K. are 100% (directly or indirectly) owned subsidiaries of Genmab A/S and are included in the consolidated financial statements. During 2023, various intercompany transactions and services between the aforementioned companies took place in the field of product sales, research and development, selling, general and administration, finance and management. All intercompany transactions have been eliminated in the consolidated financial statements of the Genmab Group.

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(DKK million)	2023	2022

Transactions with subsidiaries:
Income statement:
Net product sales	136	-
Reimbursement revenue	937	233
Cost of product sales	(62)	-
Service fee costs	(5,326)	(4,446)
Milestone costs	(893)	(1,090)
Financial income	-	-
Financial expense	(9)	(2)

Balance sheet:
Intangible assets	291	217
Current receivables	650	129
Current payables	(2,525)	(1,136)

Genmab A/S has placed at each subsidiary’s disposal a credit facility (denominated in local currency) that the subsidiary may use to draw from in order to secure the necessary funding of its activities.

Refer to Note 5.2 to the consolidated financial statements for additional information regarding transactions with related parties of the Group.

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17 – Investments in Subsidiaries

	2023	2022
(DKK million)
Cost at January 1	4,735	4,435
Additions	502	300
Cost at December 31	5,237	4,735

Impairment at January 1	(1,929)	(1,929)
Impairment at December 31	(1,929)	(1,929)

Carrying amount at December 31	3,308	2,806

Refer to Note 1.1 in the consolidated financial statements for a listing of subsidiaries owned by Genmab A/S.

18 – Commitments

PURCHASE OBLIGATIONS

Genmab A/S has entered into a number of agreements related to research and development activities that contain various obligations. These short-term contractual obligations amounted to approximately DKK 3,145 million as of December 31, 2023, all of which is due in less than two years (2022: approximately DKK 1,558 million).

Genmab A/S also has certain contingent commitments under our license and collaboration agreements that may become due in the future. As of December 31, 2023, these contingent commitments amounted to approximately DKK 9,991 million (USD 1,481 million) in potential future development, regulatory and commercial milestone payments to third parties under license and collaboration agreements for our preclinical and clinical stage development programs as compared to approximately DKK 14,537 million (USD 2,085 million) as of December 31, 2022. These milestone payments generally become due and payable only upon the achievement of certain development, clinical, regulatory or commercial milestones. The events triggering such payments or obligations have not yet occurred.

In addition to the above obligations, Genmab A/S enters into a variety of agreements and financial commitments in the normal course of business. The terms generally allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services. It is not possible to predict the maximum potential amount of future payments under these agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement.

Refer to Note 5.3 in the consolidated financial statements for additional information regarding commitments of the Group.

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19 – Fees to Auditors Appointed at the Annual General Meeting

	2023	2022
(DKK million)
PricewaterhouseCoopers
Audit fees	6.1	5.8
Audit-related fees	3.4	2.0
Tax fees	-	-
All other fees	-	-

Total	9.5	7.8

Fees for other services than statutory audit of the financial statements provided by PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab amounted to DKK 3.4 million in 2023 (DKK 2.0 million in 2022). These services primarily include agreed-upon procedures, other assurance assessments and reports, and accounting advice.

Refer to Note 5.4 in the consolidated financial statements for additional information regarding fees to auditors of the Group.

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20 – Adjustments to Cash Flow Statements

(DKK million)	Note	2023	2022

Adjustments for non-cash transactions:
Depreciation, amortization and impairment	5, 6, 7	61	110
Share-based compensation expenses	3	84	62

Total adjustments for non-cash transactions		145	172

Change in operating assets and liabilities:
Receivables		1,062	(2,196)
Inventories		(31)	-
Other payables		207	100

Total change in operating assets and liabilities		1,238	(2,096)

Refer to Note 5.5 in the consolidated financial statements for additional information regarding adjustments to the cash flow statements of the Group.

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Directors’ and Management’s Statement on the Annual Report

The Board of Directors and Executive Management have today considered and adopted the Annual Report of Genmab A/S for the financial year January 1 to December 31, 2023.

The Annual Report has been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU and further requirements in the Danish Financial Statements Act and Article 8 of Regulation (EU) 2020/852 (EU Taxonomy Regulation).

In our opinion, the Consolidated Financial Statements and the Parent Company Financial Statements give a true and fair view of the financial position at December 31, 2023 of the Group and the Parent Company and of the results of the Group and Parent Company operations and cash flows for 2023.

In our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the Group and the Parent Company, of the results for the year and of the financial position of the Group and the Parent Company as well as a description of the most significant risks and elements of uncertainty facing the Group and the Parent Company.

In our opinion, the Annual Report of Genmab A/S for the financial year January 1 to December 31, 2023, with the file name 529900MTJPDPE4MHJ122-2023-12-31-en.zip is prepared, in all material respects, in compliance with the ESEF Regulation.

We recommend that the Annual Report be adopted at the Annual General Meeting.

Copenhagen, February 14, 2024

EXECUTIVE MANAGEMENT

Jan van de Winkel	Anthony Pagano
(President & CEO)	(Executive Vice President & CFO)

BOARD OF DIRECTORS

Deirdre P. Connelly	Pernille Erenbjerg	Anders Gersel Pedersen
(Chair)	(Deputy Chair)

Rolf Hoffmann	Paolo Paoletti	Elizabeth O’Farrell

Mijke Zachariasse	Takahiro Hamatani	Martin Schultz
(Employee elected)	(Employee elected)	(Employee elected)

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Independent Auditor’s Reports

To the shareholders of Genmab A/S

Report on the audit of the Financial Statements

Our opinion

In our opinion, the Consolidated Financial Statements and the Parent Company Financial Statements give a true and fair view of the Group’s and the Parent Company’s financial position at December 31, 2023 and of the results of the Group’s and the Parent Company’s operations and cash flows for the financial year January 1 to December 31, 2023 in accordance with IFRS Accounting Standards as adopted by the EU and further requirements in the Danish Financial Statements Act.

Our opinion is consistent with our Auditor’s Long-form Report to the Audit and Finance Committee and the Board of Directors.

What we have audited

The Consolidated Financial Statements and Parent Company Financial Statements of Genmab A/S for the financial year January 1 to December 31, 2023 comprise income statement and statement of comprehensive income, balance sheet, statement of cash flows, statement of changes in equity and notes, including material accounting policy information for the Group as well as for the Parent Company. Collectively referred to as the “Financial Statements”.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) and the additional requirements applicable in Denmark. Our responsibilities under those standards and requirements are further described in the Auditor’s responsibilities for the audit of the Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (IESBA Code) and the additional ethical requirements applicable in Denmark. We have also fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code.

To the best of our knowledge and belief, prohibited non-audit services referred to in Article 5(1) of Regulation (EU) No 537/2014 were not provided.

Appointment

Following the listing of the shares of Genmab A/S on Nasdaq Copenhagen, we were first appointed auditors of Genmab A/S on March 22, 2001 for the financial year 2001. We have been reappointed annually by shareholder resolution for a total period of uninterrupted engagement of 23 years including the financial year 2023.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the Financial Statements for 2023. These matters were addressed in the context of our audit of the Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter
Revenue recognition of royalty contracts The Company has recognized DKK 13,705 million in royalty revenue, where revenue is recognized based	We evaluated, and tested Management’s process for assessing the net sales provided by the

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on net sales by partners.

To determine the royalty revenue, the Company uses certain information from the partners, including net sales, which is based on preliminary data shared by the partners and might differ once final data is available. Additionally, the contracts are often complex and determining the royalty percentages involves judgement.

We focused on this area, as there is significant estimation uncertainty regarding inputs to the calculation. Specifically, the partner estimate of net sales involved estimates and could change based on the actual net sales. Additionally, the judgements made by Management when determining the royalty percentages are based on complex contracts. This in turn led to significant audit effort in performing procedures and evaluating evidence to assess the reasonableness of the estimates of the net sales and high degree of auditor judgements and subjectivity in determining the royalty percentages.

Reference is made to Note 2.1 in the Consolidated Financial Statements.

partners and assessing the reasonableness of the judgements in determining the royalty percentages. This included (i) gaining an understanding of the Company’s process around the accounting and reporting for the royalty revenue; (ii) evaluating the reasonableness of Management’s judgement regarding determining the royalty percentage; and (iii) evaluating the presentation and disclosure within the Consolidated Financial Statements.

Statement on Management’s Review

Management is responsible for Management’s Review.

Our opinion on the Financial Statements does not cover Management’s Review, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Financial Statements, our responsibility is to read Management’s Review and, in doing so, consider whether Management’s Review is materially inconsistent with the Financial Statements, or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

Moreover, we considered whether Management’s Review includes the disclosures required by the Danish Financial Statements Act and Article 8 of Regulation (EU) 2020/852 (EU Taxonomy Regulation).

Based on the work we have performed, in our view, Management’s Review is in accordance with the Consolidated Financial Statements and the Parent Company Financial Statements and has been prepared in accordance with the requirements of the Danish Financial Statements Act and the disclosure requirements of Article 8 of Regulation (EU) 2020/852 (EU Taxonomy Regulation). We did not identify any material misstatement in Management’s Review.

Management’s responsibilities for the Financial Statements

Management is responsible for the preparation of consolidated financial statements and parent company financial statements that give a true and fair view in accordance with IFRS Accounting Standards as adopted by the EU and further requirements in the Danish Financial Statements Act, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the Financial Statements, Management is responsible for assessing the Group’s and the Parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Group or the Parent Company or to cease operations, or has no realistic alternative but to do so.

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Auditor’s responsibilities for the audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Financial Statements.

As part of an audit in accordance with ISAs and the additional requirements applicable in Denmark, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s and the Parent Company’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.
●	Conclude on the appropriateness of Management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s and the Parent Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group or the Parent Company to cease to continue as a going concern.
●	Evaluate the overall presentation, structure and content of the Financial Statements, including the disclosures, and whether the Financial Statements represent the underlying transactions and events in a manner that gives a true and fair view.
●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the Consolidated Financial Statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Financial Statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter.

Report on compliance with the ESEF Regulation

As part of our audit of the Financial Statements we performed procedures to express an opinion on whether the annual report of Genmab A/S for the financial year January 1 to December 31, 2023 with the file name

529900MTJPDPE4MHJ122-2023-12-31-en.zip is prepared, in all material respects, in compliance with the Commission Delegated Regulation (EU) 2019/815 on the European Single Electronic Format (ESEF Regulation) which includes

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requirements related to the preparation of the annual report in XHTML format and iXBRL tagging of the Consolidated Financial Statements including notes.

Management is responsible for preparing an annual report that complies with the ESEF Regulation. This responsibility includes:

●	The preparing of the annual report in XHTML format;
●	The selection and application of appropriate iXBRL tags, including extensions to the ESEF taxonomy and the anchoring thereof to elements in the taxonomy, for all financial information required to be tagged using judgement where necessary;
●	Ensuring consistency between iXBRL tagged data and the Consolidated Financial Statements presented in human-readable format; and
●	For such internal control as Management determines necessary to enable the preparation of an annual report that is compliant with the ESEF Regulation.

Our responsibility is to obtain reasonable assurance on whether the annual report is prepared, in all material respects, in compliance with the ESEF Regulation based on the evidence we have obtained, and to issue a report that includes our opinion. The nature, timing and extent of procedures selected depend on the auditor’s judgement, including the assessment of the risks of material departures from the requirements set out in the ESEF Regulation, whether due to fraud or error. The procedures include:

●	Testing whether the annual report is prepared in XHTML format;
●	Obtaining an understanding of the Company’s iXBRL tagging process and of internal control over the tagging process;
●	Evaluating the completeness of the iXBRL tagging of the Consolidated Financial Statements including notes;
●	Evaluating the appropriateness of the Company’s use of iXBRL elements selected from the ESEF taxonomy and the creation of extension elements where no suitable element in the ESEF taxonomy has been identified;
●	Evaluating the use of anchoring of extension elements to elements in the ESEF taxonomy; and
●	Reconciling the iXBRL tagged data with the audited Consolidated Financial Statements.

In our opinion, the annual report of Genmab A/S for the financial year January 1 to December 31, 2023 with the file name 529900MTJPDPE4MHJ122-2023-12-31-en.zip is prepared, in all material respects, in compliance with the ESEF Regulation.

Hellerup, February 14, 2024

PricewaterhouseCoopers

Statsautoriseret Revisionspartnerselskab

CVR no 3377 1231

Torben Jensen	Henrik Trangeled Kristensen
State Authorised Public Accountant	State Authorised Public Accountant
mne18651	mne23333

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Other Information

Glossary

American Depository Shares (ADSs)	A U.S. dollar-denominated equity share of a foreign-based company available for purchase on an American stock exchange.
Antibody-drug conjugate (ADC)	Antibody with potent cytotoxic agents (toxins) coupled to it.
Antigen	Immunogen. A target molecule that is specifically bound by an antibody.
Apoptosis	A form of programmed cell death.
Biologics License Application (BLA)

A submission to apply for marketing approval from the U.S. FDA, which contains specific information on the manufacturing processes, chemistry, pharmacology, clinical pharmacology and the medical effects of a biologic product.

Bispecific antibody	An antibody in which the two binding regions are not identical, with each region directed against two different antigens or against two different sites on the same antigen.
Building Research Establishment Environmental Assessment Method (BREEAM)	A sustainability assessment method for infrastructure and buildings.
Clinical	Term used to refer to drugs that are at the stage of being investigated in humans to determine the safety and efficacy of the drug before it can be submitted for approval by regulatory authorities.
Complement dependent cytotoxicity (CDC)	An antibody effector function that eliminates target cells.
Corporate Social Responsibility (CSR)	Business model that enables a corporation to be socially accountable to itself, its stakeholders and its community.
Cytotoxic	Toxic to living cells.
Dual-listed company	A company whose shares are traded on two stock markets.
Epitope	The specific surface portion of an antigen to which an antibody binds. Upon binding of the antibody to the epitope an immune response is elicited.

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Environmental, Social and Governance (ESG)	Set of standards for a company’s operations.
European Medicines Agency (EMA)	European regulatory agency that facilitates development and access to medicines, evaluates applications for marketing authorization and monitors the safety of medicines.
Hexamerization	The ordered clustering of six antibodies.
Immunomodulatory agent	A type of drug used to treat certain types of cancers, such as multiple myeloma. Examples include lenalidomide and pomalidomide.
Leadership in Energy and Environmental Design (LEED)	Globally recognized green building rating system.
Monoclonal	Derived from a single cell. Monoclonal antibodies derived from such single cell will be identical.
Monotherapy	Treatment of a medical condition by use of a single drug.
Preclinical	Term used to refer to products that are at the stage of being investigated in the laboratory or in animals to determine the safety and efficacy of the product before it is evaluated in humans.
Priority Review

U.S. FDA designation used for drugs that, if approved, would be significant improvements in the safety or effectiveness of the treatment, diagnosis, or prevention of serious conditions when compared to standard applications.

Progression free survival	Progression free survival. The length of time a patient lives without his/her disease worsening.
Proteasome inhibitor	A type of drug used to treat certain types of cancer, such as multiple myeloma. Examples include bortezomib and carfilzomib.
Subcutaneous (SC)	Applied under the skin.
Target	A molecule of potential interest against which an antibody is raised/created.
U.S. Food and Drug Administration (U.S. FDA)	U.S. regulatory agency responsible for ensuring the safety, efficacy and security of human and veterinary drugs, biological products and medical devices.

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Forward Looking Statement

This Annual Report contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Additional factors that could cause our actual results or performance to differ materially could also include and are not limited to the risk and uncertainties related to regulatory action, reimbursement, market adoption by physicians or lack of market acceptance of our products, the risk that the Company or our collaborators may be delayed or unsuccessful in planned clinical trial initiations, enrollment and planned regulatory submissions and approvals in the U.S. and other countries. For a further discussion of these risks, please refer to the section “Risk Management” in this Annual Report and the risk factors included in Genmab’s 2023 Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC). Genmab does not undertake any obligation to update or revise forward looking statements in this Annual Report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®, HexElect®; KYSO™ and MyNavCare™. Tivdak® is a trademark of Seagen Inc.; Arzerra® is a trademark of Novartis Pharma AG. Kesimpta® and Sensoready® are trademarks of Novartis AG or its affiliates; DARZALEX®, DARZALEX FASPRO®, RYBREVANT®, TECVAYLI® and TALVEY™ are trademarks of Johnson & Johnson; EPCORE™, EPKINLY®, TEPKINLY® and their designs are trademarks of AbbVie Biotechnology Ltd.; TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC. ©2023, Genmab A/S. All rights reserved.

Photograph credits:
Andrei Jackamets
Tuala Hjarnø
3FX, Inc.

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About Genmab A/S

Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For more than 20 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational research and data sciences, which has resulted in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates.

To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with Knock-Your-Socks-Off (KYSO™) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

Addresses GENMAB A/S Carl Jacobsens Vej 30 2500 Valby Denmark T. +45 70 20 27 28 GENMAB US, INC. 777 Scudders Mill Road Plainsboro, NJ 08536 USA T. +1 609 430 2481

GENMAB B.V. & GENMAB HOLDING B.V.

Uppsalalaan 15

3584 CT Utrecht

The Netherlands

T. +31 30 2 123 123

GENMAB K.K.

35F Midtown Tower

9-7-1 Akasaka, Minato-ku

Tokyo 107-6235
Japan

T. +81 3 5403 6330

www.genmab.com

LEI Code 529900MTJPDPE4MHJ122

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